Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS . 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION 4 SELECTED FINANCIAL DATA 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS 7 RECENT DEVELOPMENTS . 26 SIGNATURES 33 FINANCIAL STATEMENTS 34

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; • “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and • “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 215 to our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, or our 2020 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • The economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2020 Form 20-F; • General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole; • Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic; • Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; • The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threat; • General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; • General economic and political conditions, in particular in the countries where we operate; • Government regulations and tax laws and amendments to such regulations and laws; • Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements;

• Regulation and liquidation of our business on a consolidated basis; • Obstacles for holders of our shares and ADSs to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Strengthening of competition and industry consolidation; • Changes in our loan portfolio and changes in the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policy; • Damage to our reputation; • The capacity of our controlling stockholder to conduct our business; • Difficulties during the integration of acquired or merged businesses; • Effects from socio-environmental issues; and • Other risk factors as set forth in our 2020 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date.Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only.Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial InformationThe reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of June 30, 2021 and December 31, 2020 and the reference dates for information derived from our statement of income are the six-month periods ended June 30, 2021 and 2020, except where otherwise indicated. Our audited interim consolidated financial statements as of June 30, 2021 and for the six-month period then ended, included at the end of this Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB).Our audited interim consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020 were audited in accordance with Brazilian and International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our audited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our audited interim consolidated financial statements for further details about the main differences between our management reporting systems and our audited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited interim consolidated financial statements included in this Form 6-K. Our audited interim consolidated financial statements are presented as of June 30, 2021 and for the six-month period then ended and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

For the six-month period ended June Income Information Variation 2021 2020 (In millions of R$, except percentages and basis points) % Operating Revenues 60,487 37,448 61.5 Net interest income(1) 37,153 15,889 133.8 Non-interest income(2) 23,334 21,559 8.2 Expected Loss from Financial Assets and Claims (3,785) (16,099) (76.5) Other operating income (expenses) (34,179) (34,871) (2.0) Net income attributable to owners of the parent company 14,088 5,182 171.9 Recurring Managerial Return on Average Equity—Annualized—Consolidated (3) 19.0% 11.7% 730 bps Return on Average Equity – Annualized—Consolidated(4) 19.5% 8.0% 1,150 bps (1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions. (2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$13,756 million and R$7,592 million in the six-month periods ended June 30, 2021 and 2020, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$144,534 million and R$129,400 million in the six-month periods ended June 30, 2021 and 2020, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns w ere adjusted by the dividends proposed after the balance sheet closing dates, w hich have not yet been approved at annual Stockholders’ or Board meetings. (4) The return on average equity is calculated by dividing the Net Income (R$14,088 million and R$5,182 million in the six-month periods ended June 30, 2021 and 2020, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$144,534 million and R$129,400 million in the six-month periods ended June 30, 2021 and 2020, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division w as multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns w ere adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders ‘meeting or at the Board of Directors’ meetings. As of June 30, As of December 31, Variation Balance Sheet Information 2021 2020 (In millions of R$, except percentages and basis % points) Total assets 1,957,245 2,019,251 (3.1) Total loans and finance lease operations 728,348 714,104 2.0 (-) Provision for expected loss (41,395) (47,051) (12.0) Common Equity Tier I Ratio—in % 11.9% 11.5% 40 bps Tier I Ratio—in % 13.5% 13.2% 30 bps Total Capital Ratio—in % 14.9% 14.5% 40 bps For the six-month period ended June Variation Other Information 2021 2020 % Net income per share – R$ (1) 1.44 0.53 171.7 Weighted average number of outstanding shares —basic 9,774,175,567 9,756,772,286 0.2 Total Number of Employees 98,250 97,440 0.8 Brazil 85,611 84,343 1.5 Abroad 12,639 13,097 (3.5) Total Branches and CSBs – Client Service Branches 4,326 4,487 (3.6) ATM – Automated Teller Machines (2) 45,420 45,809 (0.8) (1) Calculated based on the w eighted average number of outstanding shares for the period. (2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2020 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2020 Form 20-F. Results of Operations The table below presents our summarized consolidated statement of income for the six-month periods ended June 30, 2021 and 2020. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2020 Form 20-F. Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Income. For the six-month period ended Variation Summarized Consolidated Statement of Income June 30, 2021 2020 R$ million % (In millions of R$) Operating revenues 60,487 37,448 23,039 61.5 Net interest income(1) 37,153 15,889 21,264 133.8 Non-interest income(2) 23,334 21,559 1,775 8.2 Expected loss from financial assets and claims (3,785) (16,099) 12,314 (76.5) Other operating income (expenses) (34,179) (34,871) 692 (2.0) Net income before income tax and social contribution 22,523 (13,522) 36,045 (266.6) Current and deferred income and social contribution taxes (7,564) 15,297 (22,861) (149.4) Net income 14,959 1,775 13,184 742.8 Net income attributable to owners of the parent company 14,088 5,182 8,906 171.9 (1) Includes: (i) interest and similar income (R$52,156 million and R$63,981 million in the six-month periods ended June 30, 2021 and 2020, respectively); (ii) interest and similar expenses (R$(24,271) million and R$(51,087) million in the six-month periods ended June 30, 2021 and 2020, respectively); (iii)income of financial assets and liabilities at fair value through profit or loss (R$6,170 million and R$(1,296) million in the six-month periods ended June 30, 2021 and 2020, respectively); and (iv) foreign exchange results and exchange variations in foreign transactions (R$3,098 million and R$4,291 million in the six-month periods ended June 30, 2021 and 2020, respectively). (2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income. Six-month period ended June 30, 2021 compared to six-month period ended June 30, 2020. Net income attributable to owners of the parent company increased by 171.9% to R$14,088 million for the six-month period ended June 30, 2021 from R$5,182 million for the same period of 2020. This result is mainly due to a 61.5% increase in operating revenues and a 76.5% decrease in expected loss from financial assets and claims. The increase in current and deferred income and social contribution taxes by R$22,861 million had a negative effect on our net income attributable to owners of the parent company. These line items are further described below: Net interest income increased by R$21,264 million, or 133.8%, for the six-month period ended June 30, 2021 compared to the same period of 2020, mainly due to a decrease of R$26,816 million in interest and similar expenses, especially due to exchange rate variations as further described below, and an increase of R$7,466 million in income of financial assets and liabilities at fair value through profit or loss, due to the fiscal effect on the hedging instruments for our investments abroad, which was partially offset by a decrease of R$11,825 million in interest and similar income especially due to the exchange rate variations. The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)”. The nominal appreciation of the real against the U.S. dollar was 3.7% from June 30, 2021 compared to December 31, 2020, and a depreciation of 35.9% from June 30, 2020 compared to December 31, 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a loss of R$143 million for the six-month period ended June 30, 2021, compared to a gain of R$17,261 million for the same period of 2020. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$3,860 million for the six-month period ended June 30, 2021 compared to the same period of 2020. o Interest and similar income decreased by 18.5% for the six-month period ended June 30, 2021 compared to the same period of 2020, due to a decrease of R$5,544 million in income from loan operations. While the balance of our loan portfolio increased by 10.2% in this period, income from our loan portfolio decreased by 12.8%. This was mainly due to: (i) lower spreads on credit products, a decrease in the volume of revolving products, and an increase in the volume of guaranteed products; and (ii) lower interest rates on our own working capital loans. There was also a decrease of R$3,095 million in income from securities purchased under agreements to resell due to lower interest rates and a decrease in financial assets at fair value through profit or loss of R$ 3,508 million mainly due to exchange rate variations. As of June 30, 2021, the SELIC rate was 4.25% per annum compared to 2.25% per annum as of June 30, 2020. o Interest and similar expenses decreased by 52.5% for the six-month period ended June 30, 2021 compared to the same period of 2020, due to: (i) a decrease of R$23,351 million in expenses from interbank market funds, mainly as a result of the decrease of R$21,681 million in the balance of interbank market funds, especially due to exchange rate variations; (ii) a decrease of R$4,304 million in expenses from securities sold under repurchase agreements, due to a R$67,180 million decrease in the balance of our securities sold under repurchase agreements; and (iii) a decrease of R$2,307 million in expenses from deposits as a result of lower interest rates, which was partially offset by an increase in the balance of time deposits. This result was partially offset by an increase in expenses from technical provisions for insurance and private pension plans, which increased by R$3,098 million, as a result of the increase in the value of our investment fund quotas and the consequent effect on private pension plans. Please see “Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our audited interim consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 8.2% to R$23,334 million for the six-month period ended June 30, 2021 compared to the same period of 2020. This increase was mainly due to an 8.6%, or R$571 million, increase in revenues from the issuance of debit and credit cards, compared to the same period in 2020. In addition, we had a 22.0%, or R$275 million, increase in income from economic financial advisory services and brokerage services, related to increased activity in the capital markets in 2021. There was also a 6.8%, or R$77 million, increase in the income from credit operations and financial guarantees provided, due to the resumption of economic activity in 2021, with a 39.3% increase in the volume of credit operations, partially offset by lower rates on operations involving the issuance of financial guarantees provided. The following chart shows the main components of our banking service fees for the six-month periods ended June 30, 2021 and 2020: Please see “Note 22 – Commissions and Banking Fees” to our audited interim consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims decreased by R$12,314 million, or 76.5%, for the six-month period ended June 30, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$11,088 million for the six-month period ended June 30, 2021 compared to the same period of 2020. This variation was driven by the improvement in the macroeconomic scenario and the improved financial prospects of individuals and companies in the six-month period ended June 30, 2021, captured by our expected loss provisioning model, which led to a decrease in the provision for loan losses during the period. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 51.0% in the six-month period ended June 30, 2021 compared to the same period of 2020. Please see “Note 10— Loan and Lease operations” to our audited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of June 30, 2021, our 90-day NPL ratio was 2.7%, a decrease of 40 basis points compared to June 30, 2020. This decrease was due to the decrease of 140 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, and the increase of 30 basis points in the 90-day NPL ratio in respect of our companies loan portfolio, mainly due to the loan reprofiling measures we offered to our clients in response to the COVID-19 pandemic in 2020. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 90-day non-performing loans in the period. Compared to the three-month period ended March 31, 2021, our 90-day NPL ratio remained stable. In Brazil, the ratio for the individuals segment as of June 30, 2021 reached its lowest level since the merger between Itaú and Unibanco. The ratio for the corporate segment as of June 30, 2021 reached its lowest level since 2012. These effects were offset by the increase in the NPL 90 days overdue ratio for micro, small and middle-market companies as of June 30, 2021, driven by the end of the grace periods for loans reprofiled in prior periods. o We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of June 30, 2021, our 15 to 90 days NPL ratio was 2.5% an increase of 80 basis points when compared to June 30, 2020. In this period there was an increase of 121 basis points in the 15 to 90-day NPL ratio in respect of our corporate portfolio, which was mainly due to a specific client in Latin America becoming delinquent. In respect of our individuals loan portfolio, we had an increase of 10 basis points in the 15 to 90-day NPL ratio as a result of the end of the loan reprofiling measures offered to our clients in response to the COVID-19 pandemic in 2020. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 15 to 90-day non-performing loans as of June 30, 2021 compared to March 31, 2021. In the three-month period ended June 30, 2021, we had a decrease of 22 basis points in our 15 to 90-day non-performing loans for individuals, mainly due to the typical seasonality effects during the first quarter, when family expenses are most concentrated, as well as due to the on-going effects of the COVID-19 pandemic. As of June 30, 2021, our reprofiled loan portfolio was R$40.7 billion, a decrease of 11.5% when compared to March 31, 2021. The chart below shows a comparison of both NPL ratios for each quarter as of June 30, 2020 through June 30, 2021:

* Considering the effect of the specific Latin American client o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of June 30, 2021, our coverage ratio in BRGAAP was 283% compared to a ratio of 281% as of June 30, 2020. This increase was mainly due a reduction in our portfolio of loans overdue for over 90 days. In the three-month period ended June 30, 2021, the 1,532 basis point decrease in our coverage ratio was driven by lower levels of provisions in Latin America, impacted by the foreign exchange variations in the period. However, we believe that the provision we recognized due to the change in the macroeconomic scenario from the second half of March 2021, as captured by our expected loss provisioning model, continues to be at an adequate level of the coverage ratio. The chart below shows a comparison in the coverage ratios for each quarter as of June 30, 2020 through June 30, 2021:

Other Operating Income (Expenses) decreased by 2.0% to an expense of R$34,179 million for the six-month period ended June 30, 2021 from an expense of R$34,871 million for the same period of 2020. For the six-month period ended June 30, 2021 our operating income (expenses) was impacted by two non-recurring events: (i) the impairment of internally developed software, relating to amortizations of this software in the period; and (ii) a provision for restructuring, as we closed certain branches and returned certain administrative buildings. In the six-month period ended June 30, 2020 our operating income (expenses) was impacted by impairment of R$5,906 million recorded by Itaú Corpbanca, in which it recognized goodwill and intangible assets from the businesses combination of Itaú Corpbanca and its subsidiaries. Disregarding the non-recurring events discussed above and other expenses not related to costs, our operating income (expenses) increased by 7.5% to an expense of R$30,875 million for the six-month period ended June 30, 2021 from an expense of R$28,734 million for the same period of 2020. In addition, this decrease in operating income (expenses) was mainly due to the 6.9% decrease in our general and administrative expenses for the six-month period ended June 30, 2021. Please see “Note 23—General and Administrative Expenses” to our audited interim consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$7,564 million for the six-month period ended June 30, 2021, from a gain of R$15,297 million in the six-month period ended June 30, 2020. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income”, which amounted to a loss of R$69 million for the six-month period ended June 30, 2021 compared to a gain of R$15,615 million for the same period of 2020. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$7,177 million for this period. In 2019, fiscal authorities temporarily decreased the recognition rate for income and social contribution taxes to 40%. However, as from March 1, 2020, the recognition rate was increased again to 45%. In the six-month period ended June 30, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020.

Please see “Note 24 – Taxes” to our audited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below. For more information on our segments, see “Item 4. Information on the Company” in our 2020 Form 20-F and “Note 30 – Segment Information” to our audited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2021 to June 30, 2021: Activities with Retail Wholesale Summarized Consolidated Statement of Income the Market + Total IFRS Banking Banking Adjustments from January 1, 2021 to June 30, 2021(1) Corporation (a)+(b)+(c) consolidated(2) (a) (b) (c) (In millions of R$) Operating revenues 35,770 17,900 6,984 60,654 (167) 60,487 Cost of Credit (8,018) (785) — (8,803) 5,871 (2,932) Claims (848) (5) — (853) — (853) Other operating income (expenses) (19,347) (8,684) (644) (28,675) (5,504) (34,179) Income tax and social contribution (2,702) (3,042) (2,620) (8,364) 800 (7,564) Non-controlling interest in subsidiaries (210) (402) (406) (1,018) 147 (871) Net income 4,645 4,982 3,314 12,941 1,147 14,088 (1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings “(a) Retail Banking”, “(b) Wholesale Banking” and “(c) Activities with the Market + Corporation”. The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. (2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. The following discussion should be read in conjunction with our audited interim consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited interim consolidated financial statements in IFRS. Six-month period ended June 30, 2021, compared to the six-month period ended June 30, 2020: Retail Business This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the six-month periods ended June 30, 2021 and 2020: For the six-month period ended Variation Summarized Consolidated Statement of June 30, Income—Retail Business 2021 2020 R$ million % (In millions of R$) Operating revenues 35,770 37,396 (1,626) (4.3) Interest margin 20,310 22,235 (1,925) (8.7) Non-interest income (1) 15,460 15,160 300 2.0 Cost of credit and claims (8,866) (12,584) 3,717 -Other operating income (expenses) (19,347) (19,676) 329 (1.7) Income tax and social contribution (2,702) (1,521) (1,181) -Non-controlling interest in subsidiaries (210) (81) (129) 160.0 Net income 4,645 3,534 1,111 31.4 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Retail Business increased by 31.4%, to R$4,645 million for the six-month period ended June 30, 2021 from R$3,534 million for the same period of 2020. These results are explained as follows: Operating revenues: decreased by 4.3% for the six-month period ended June 30, 2021 compared to the same period of 2020, due to a decrease of 8.7% in the interest margin driven by the change in the loan portfolio mix with a decrease in revolving credit products and an increase in secured credit products. Cost of credit and claims decreased by R$3,717 million for the six-month period ended June 30, 2021 compared to the same period of 2020, mainly due the changes in the macroeconomic scenario and the financial prospects of individuals and companies that occurred as from March 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses during the period. Other operating income (expenses) decreased by R$329 million for the six-month period ended June 30, 2021 compared to the same period in 2020, mainly due to lower expenses related to employee terminations, transportation and travel, facilities, sales of credit cards and provisions for labor contingencies. This result was partially offset by the impact of the negotiation of the collective bargaining agreement, the inclusion of ZUP’s results in our net income and tariff adjustments by healthcare plan operators. Income tax and social contribution for this segment, as well as for the Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company—Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution. (b) Wholesale Business This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the six-month periods ended June 30, 2021 and 2020: For the six-month period ended Variation Summarized Consolidated Statement of Income -June 30, Wholesale Business 2021 2020 R$ million % (In millions of R$) Operating revenues 17,900 15,381 2,519 16.4 Interest margin 10,985 9,611 1,374 14.3 Non-interest income (1) 6,915 5,770 1,145 19.8 Cost of credit and claims (790) (5,929) 5,139 -Other operating income (expenses) (8,684) (7,612) (1,072) 14.1 Income tax and social contribution (3,042) (182) (2,860) -Non-controlling interest in subsidiaries (402) (108) (294) 272.1 Net income 4,982 1,551 3,431 221.2 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Wholesale Business increased by 221.2%, to R$4,982 million for the six-month period ended June 30, 2021 from R$1,551 million for the same period of 2020. These results are explained as follows: Operating revenues: increased by R$2,519 million, or 16.4%, for the six-month period ended June 30, 2021 compared to the same period of 2020, due to: (i) an increase of 14.3% in the interest margin, driven by the higher volume of credit, higher revenues from investment banking operations and the lower cost of credit; and

(ii) an increase of 19.8% in non-interest income, especially due to income from advisory and brokerage services, which increased by 22.0%, mainly due to increased activity in the capital markets. As of June 30, 2021, we acted as underwriter on fixed income transactions in Brazil receiving fees totaling R$13,650 million and R$ 15,355 million in transactions in the equity markets. We were also ranked first in volume of deals by the ANBIMA in those segments. We also provided financial advisory services for 23 M&A transactions in South America, receiving fees totaling R$145,370 million and were ranked first place in number of M&A deals by Dealogic. Cost of credit and claims decreased by R$5,139 million for the six-month period ended June 30, 2021 compared to the same period of 2020 driven by downgrades in the risk ratings of certain clients. Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. (c) Activities with the Market + Corporation This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the six-month periods ended June 30, 2021 and 2020: For the six-month period ended Variation Summarized Consolidated Statement of Income -June 30, Activities with the Market + Corporation 2021 2020 R$ million % (In millions of R$) Operating revenues 6,984 4,439 2,545 57.3 Interest margin 6,132 3,734 2,398 64.2 Non-interest income (1) 852 705 147 20.8 Cost of credit and claims (0) 6 (6) -Other operating income (expenses) (644) (215) (429) 199.4 Income tax and social contribution (2,620) (1,174) (1,446) -Non-controlling interest in subsidiaries (406) (24) (382) 1,621.0 Net income 3,314 3,032 282 9.3 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Activities with the Market + Corporation increased by R$282 million, or 9.3%, for the six-

month period ended June 30, 2021 from the same period of 2020. We recorded an increase in interest margin, especially in the Trading and Banking books, partially offset by the increase in administrative expenses and minority interests. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of June 30, 2021 and December 31, 2020. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. As of Variation Summarized Balance Sheet—Assets June 30, 2021 December 31, 2020 R$ million % (In millions of R$) Cash 39,837 46,224 (6,387) (13.8) Financial assets at amortized cost 1,236,872 1,275,799 (38,927) (3.1) Compulsory deposits in the Central Bank of Brazil 98,217 90,059 8,158 9.1 Interbank deposits, securities purchased under agreements to resell and 360,578 425,432 (64,854) (15.2) securities at amortized cost Loan and lease operations portfolio 728,348 714,104 14,244 2.0 Other financial assets 91,124 93,255 (2,131) (2.3) (-) Provision for Expected Loss (41,395) (47,051) 5,656 (12.0) Financial assets at fair value through other comprehensive income 108,817 109,942 (1,125) (1.0) Financial assets at fair value through profit or loss 463,606 465,581 (1,975) (0.4) Investments in associates and join ventures, Fixed assets, Goodwill and 47,218 55,610 (8,392) (15.1) Intangible assets, assets held for sale and other assets Tax assets 60,895 66,095 (5,200) (7.9) Total assets 1,957,245 2,019,251 (62,006) (3.1) June 30, 2021 compared to December 31, 2020. Total assets decreased by R$62,006 million, or 3.1%, as of June 30, 2021 compared to December 31, 2020, mainly due to a decrease in financial assets at amortized cost and in investments in associates and joint ventures. These results are further described below: Financial assets at amortized cost decreased by R$38,927 million, or 3.1%, as of June 30, 2021, compared to December 31, 2020, mainly due to a decrease in interbank deposits, securities purchased under agreements to resell and securities at amortized cost, partially offset by an increase in loan and lease operations portfolio and compulsory deposits in the Central Bank. Interbank deposits, securities purchased under agreements to resell and securities at amortized cost decreased by R$64,854 million, or 15.2% as of June 30, 2021 compared to December 31, 2020, mainly due to the decrease of R$62,041 million in assets received as collateral without right to sell or repledge, as a reduction in the overnight´s operations deal with investments funds.

Please see “Note 4—Interbank Deposits and Securities Purchased Under Agreements to Resell” to our audited interim consolidated financial statements for further details. Loan and lease operations portfolio increased by R$14,244 million, or 2.0%, as of June 30, 2021, compared to December 31, 2020, mainly due to the following increases: (i) 9.5% in our individuals loan portfolio. We reached a historic high in mortgage loans, which increased by 27.2% for the individuals segment. There was also an increase in vehicle financings associated with higher demand, mainly for used vehicles, which increased by 10.4%. In addition, our new positioning in the agribusiness sector, combined with the scenario of lower interest rates and the subsequent increase in demand, boosted the growth of these portfolios. Credit origination increased by 43.7% in the individuals portfolio as of June 30, 2021 compared to June 30, 2020. (ii) 3.7% in our micro/small and medium businesses loan portfolio (credit origination by aggregate amount of loans increased by 2.8%), mainly due to an increase in demand for working capital loans due to improved economic activity. As of Variation Loan and Lease Operations, by asset type June 30, 2021 December 31, 2020 R$ million % (In millions of R$) Individuals 279,646 255,483 24,163 9.5 Credit card 89,143 87,073 2,070 2.4 Personal loan 36,407 35,346 1,061 3.0 Payroll loans 59,351 55,508 3,843 6.9 Vehicles 25,704 23,290 2,414 10.4 Mortgage loans 69,041 54,266 14,775 27.2 Corporate 127,050 134,521 (7,471) (5.6) Micro/Small and Medium Businesses 126,461 121,955 4,506 3.7 Foreign Loans Latin America 195,191 202,145 (6,954) (3.4) Total Loan operations and lease operations portfolio 728,348 714,104 14,244 2.0 Please see “Note 10—Loan and Lease Operations” to our audited interim consolidated financial statements for further details. Financial assets at fair value through other comprehensive income decreased by R$1,125 million, or 1.0% as of June 30, 2021 compared to December 31, 2020, mainly due to the following decreases: (i) R$2,915 million in corporate securities, driven by the decrease of R$1,612 million in Eurobonds and other corporate securities, due to early settlements and maturities of securities in Corpbanca Chile; and (ii) R$2,138 million in the balance of government securities, especially in Latin America. These decreases were partially offset by the increase of R$3,928 million in Brazilian government securities. Please see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our audited interim consolidated financial statements for further details.

Investments in associates and join ventures, fixed assets, goodwill and intangible assets, assets held for sale and other assets decreased by R$8,392 million, or 15.1%, as of June 30, 2021 compared to December 31, 2020, mainly due to the R$9,506 million decrease in investments in associates and joint ventures driven by the effects of the partial spin-off of our investment in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result Itaú Unibanco no longer holds any equity interest in XP Inc. or in XPart. Cash decreased by R$6,387 million, or 13.8%, as of June 30, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$3,202 million in dividends and interest on capital in the period. We present below our summarized balance sheet – liabilities and stockholders’ equity as of June 30, 2021 and December 31, 2020. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Summarized Balance Sheet—Liabilities and As of Variation Stockholders’ Equity June 30, 2021 December 31, 2020 R$ million % (In millions of R$) Financial Liabilities 1,505,887 1,579,686 (73,799) (4.7) At Amortized Cost 1,435,631 1,495,641 (60,010) (4.0) Deposits 793,501 809,010 (15,509) (1.9) Securities sold under repurchase agreements 235,211 273,364 (38,153) (14.0) Interbank market funds, Institutional market funds and 406,919 413,267 (6,348) (1.5) other financial liabilities At Fair Value Through Profit or Loss 65,916 79,653 (13,737) (17.2) Provision for Expected Loss 4,340 4,392 (52) (1.2) Provision for insurance and private pensions 219,485 221,000 (1,515) (0.7) Provisions 20,587 19,819 768 3.9 Tax liabilities 5,118 5,710 (592) (10.4) Other liabilities 51,754 38,511 13,243 34.4 Total liabilities 1,802,831 1,864,726 (61,895) (3.3) Total stockholders’ equity attributed to the owners of the 143,354 142,993 361 0.3 parent company Non-controlling interests 11,060 11,532 (472) (4.1) Total stockholders’ equity 154,414 154,525 (111) (0.1) Total liabilities and stockholders’ equity 1,957,245 2,019,251 (62,006) (3.1) Total liabilities and stockholders’ equity decreased by R$62,006 million, or 3.1% as of June 30, 2021 compared to December 31, 2020, mainly due to a decrease in financial liabilities at amortized cost and financial liabilities at fair value through profit or loss. These results are detailed as follows: Deposits decreased by R$15,509 million as of June 30, 2021 compared to December 31, 2020, mainly due to a decrease of R$ 21,587 million in time deposits. This decrease was partially offset by an increase of R$1,513 million in demand deposits and, R$4,758 million in savings deposits. This decrease is mainly associated with the effect of exchange rate variations in our operations in Latin America combined with a change in investor risk appetite. Please see “Note 15 – Deposits” to our audited interim consolidated financial statements for further details. Securities sold under repurchase agreements decreased by R$38,153 million, or 14.0%, as of June 30, 2021 compared to December 31, 2020, mainly due to a R$60,832 million decrease in assets received as collateral and R$18,023 million decrease in securities with right to sell or repledge the collateral. This result was partially offset by an increase of R$40,702 million in assets pledged as collateral, especially government securities. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details. Interbank market funds, institutional market funds and other financial liabilities decreased by R$6,348 million, or 1.5%, as of June 30, 2021 compared to December 31, 2020, mainly due to the following decreases: (i) R$5,917 million in subordinated debt, due to the maturity of US$1,250 million Tier II Subordinated Notes, and (ii) the maturity of R$3,520 million in obligations on securities issued abroad. These items were also directly affected by exchange rate fluctuations. This decrease was partially offset by an increase R$2,397 million in trading and intermediation of securities and a R$2,745 million increase in credit cards operations, as of June 30, 2021 compared to December 31, 2020. Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited interim consolidated financial statements for further details. Financial liabilities at fair value through profit and loss decreased by R$13,737 million, or 17.2%, as of June 30, 2021, compared to December 31, 2020, mainly due to a R$13,840 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This decrease is related to a reduction in market volatility in 2021. Please see “Note 6 – Derivatives” to our audited interim consolidated financial statements for further details. Total Stockholders’ equity attributable to the owners of the parent company increased by 0.3% as of June 30, 2021 compared to December 31, 2020, mainly due to R$8,066 million increase in the net income attributable to owners of the parent company in the period, as a result of the net income of R$14,088 million as of June 30, 2021, partially offset by the negative effect of R$9,985 million in the partial spin-off of our investment in XP Inc. into a new company, XPart.

Capital Management Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks. In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards. As of June 30, As of December 31, 2021 2020 (In R$ million, except percentages) Available capital (amounts) Common Equity Tier I (CET1) 124,964 119,960 Tier I 141,674 137,157 Total capital 156,561 151,244 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,048,628 1,042,207 Risk-based capital ratios as a percentage of RWA Common Equity Tier I ratio (%) 11.9% 11.5% Tier I ratio (%) 13.5% 13.2% Total capital ratio (%) 14.9% 14.5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) (1) 1.625% 1.25% Countercyclical buffer requirement (%) (2) 0.0% 0.0% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 2.625% 2.25% (1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%. (2) The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero. As of June 30, 2021, our Total Capital reached R$156,561 million, an increase of R$5,317 million compared to December 31, 2020. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.9%, as of June 30, 2021, an increase of 40 basis points compared to December 31, 2020. Our net income in the period and the issuance of further Tier II Subordinated Notes as described above were offset by the increase in the Credit Risk Weighted Assets. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. On June 30, 2021, our Fixed Assets Ratio reached 18.0%, which presents a buffer of R$50,177 million.

Our Tier I ratio increased 30 basis points in relation to December 31, 2020. The net income for the period was offset by an increase in Risk-Weighted Assets. The higher amount of credit risk-weighted assets (RWACPAD) was mainly due to the growth in the loan portfolio in the period, especially in the Wholesale segment. Please see “Note 32 – Risk and Capital Management” of our audited interim consolidated financial statements in IFRS for further details about regulatory capital. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. We present below a discussion of our LCR for the three-month period ended June 30, 2021 and our NSFR as of June 30, 2021. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Three-month periods ended Liquidity Coverage Ratio June 30, 2021 December 31, 2020 Total Weighted Value (average) (In millions of R$) Total High Liquidity Assets (HQLA)1 324,440 343,174 Cash Outflows2 313,423 309,652 Cash Inflows3 134,101 133,297 Total Net Cash Outflows 179,322 176,355 LCR% 180.9% 194.6% (1) High Quality Liquidity Assets correspond to inventories, in some cases w eighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. (2) Outflow s — total potential cash outflow s for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. (3) Inflow s — total potential cash inflow s for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. Our average LCR as of June 30, 2021 was 180.9% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. As of June 30, As of December 31, 2021 2020 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 949,811 956,033 Total Required Stable Funding (RSF)² 774,165 758,907 NSFR (%) 122.7% 126.0% (1) ASF – Available Stable Funding – refers to liabilities and equity w eighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures w eighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of June 30, 2021, our ASF totaled R$ 949.8 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$ 774.2 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks. As of June 30, 2021, our NSFR was 122.7% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of June 30, 2021 and 2020: As of June 30, 2021 Average Operational Liquidity Reserve 2021 2020 Balance(1) (In millions of R$) Cash 39,837 43,368 43,173 Securities purchased under agreements to resell – Funded position (2) 37,695 35,062 40,041 Unencumbered government securities (3) 189,020 204,707 205,011 Operational reserve 266,552 283,137 288,225 (1) Average calculated based on audited interim financial statements. (2)Net of R$ 6.714 (R$ 14.336 at 06/30/2020), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank. (3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see “Note 15 – Deposits” to our audited interim consolidated financial statements for further details about funding. Capital Expenditures As of June 30, 2021 As of December 31,2020 Capital Expenditures (In millions of R$, except percentages) Fixed Assets 610 1,716 Fixed assets under construction 236 457 Land and buildings 23 38 Leasehold improvements 81 39 Furniture and data processing equipment 256 1,112 Other 14 70 Intangible Assets 2,298 3,591 Goodwill — 287 Association for the promotion and offer of financial products and services 5 -Software developed or obtained for internal use 1,840 2,763 Other intangibles 453 541 Total 2,908 5,307 Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited interim consolidated financial statements for details about our capital expenditures.

Capitalization The table below presents our capitalization as of June 30, 2021. The information described is derived from our audited interim consolidated financial statements as of and for the six-month period ended June 30, 2021. As of the date of this Form 6-K, there has been no material change in our capitalization since June 30, 2021. As of June 30, 2021 Capitalization R$ US$ (1) (In millions, except percentages) Current liabilities Deposits 469,217 93,806 Securities sold under repurchase agreements 188,758 37,737 Structured notes 1 — Derivatives 36,079 7,213 Interbank market funds 91,548 18,302 Institutional market funds 18,352 3,669 Other financial liabilities 119,404 23,871 Provision for insurance and private pension 3,429 686 Provisions 6,024 1,205 Tax liabilities 2,834 567 Other Non-financial liabilities 48,170 9,630 Total 983,816 196,686 Long-term liabilities Deposits 324,284 64,831 Securities sold under repurchase agreements 46,453 9,287 Structured notes 119 24 Derivatives 29,586 5,915 Interbank market funds 61,834 12,362 Institutional market funds 110,344 22,060 Other financial liabilities 5,568 1,113 Provision for insurance and private pension 216,056 43,195 Provision for Expected Loss 4,340 868 Provisions 14,564 2,912 Tax liabilities 2,014 403 Other Non-financial liabilities 3,584 717 Total 818,746 163,687 Income tax and social contribution—deferred 270 54 Non-controlling interests 11,060 2,211 Stockholders’ equity attributed to the owners of the parent company (2) 143,354 28,659 Total capitalization (3) 1,957,245 391,297 BIS ratio (4) 14.9% (1) Convenience translation at 5.002 reais per U.S. dollar, the exchange rate in effect on June 30, 2021. 5.002 (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,821,596,792 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our unaudited interim consolidated financial statements as of and for the period ended (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ (4) Calculated by dividing total regulatory capital by risk weight assets. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited interim consolidated financial statements.

RECENT DEVELOPMENTS Supervision and Regulation Changes to the regulation of the operational processes for the implementation of Open Banking in Brazil On April 14, 2021, the Central Bank published BCB Resolution No. 86 (“Resolution No. 86”), which amends BCB Resolution No. 32 of October 29, 2020, to improve the regulatory framework and advances in the detailing of technical requirements and operating procedures for the implementation of Phase 2 of Open Banking in Brazil. One of the highlights introduced by the new rule is the inclusion of a chapter and manual focused on the customer experience. The Customer Experience Manual defines the basic principles of customer experience during the Open Banking. Resolution No. 86 also details the technical parameters and maximum lag time of the shared data, in relation to its availability in the respective electronic channels of the institutions, being: (i) up to five minutes for the data related to the balance and transactions carried out in deposit or payment account; and (ii) up to one hour, for other cases. Resolution No. 86 entered into effect on the date of its publication. Changes on regulation regarding credit cards and pre-payment accounts On May 19, 2021, the Central Bank issued Resolution No. 96, which changed and consolidated rules regarding the opening of post-payment (credit card) and pre-payment accounts, as well as made the onboarding criteria compatible with the rules applicable to the opening of current accounts. The main changes introduced by Resolution No. 96 include: (i) an exhaustive list of minimum registration data necessary to open pre-payment and post-payment accounts, being the institution’s obligation to define the information required, depending on the customer’s profile; (ii) adding new procedures to close such accounts; (iii) changes on the information that must be disclosed in credit card invoices, such as the overall balance of future obligations contracted; (iv) the definition of the account opening agreement’s minimum provisions; and (v) the obligatory referral or availability of the credit card and its respective invoice to the users, according to the form and way chosen by the user and available to the institution. Resolution No. 96 will enter into effect on March 1, 2022.

Central Bank launches the general guidelines for Brazil’s digital currencies On May 24, 2021, the Central Bank, aiming to promote innovation in the means of payment market, announced that it has been discussing the Central Bank Digital Currencies (“CBDCs”) internally and with other central banks internationally. According to the Central Bank, the objective is to develop CBDCs that: (i) keep up with the Brazilian technological development dynamics; (ii) increase the efficiency of retail payment systems; (iii) contribute to the emergence of new business models and innovations based on the technological developments; and (iv) foster Brazilian participation on regional and global markets, increasing the efficiency of cross-border transactions. Furthermore, the Central Bank highlighted the main guidelines to the potential creation of the CBDCs: • emphasis on the possibility of developing innovative models through evolving technologies, such as smart contracts, internet of things and configurable currency; • allowance of usage in retail payments; • means to perform online and eventually offline operations; • issuance through the Central Bank, as a physical currency extension, with its public distribution intermediated by the National Financial System’s and the Brazilian Payment System’s custodians; • absence of fees; • legal security guarantee in its operations; • adherence of all privacy and security rules, in particular, by Supplementary Law No. 105, of 2001 (Bank Secrecy Law) and by the General Data Protection Act (Lei Geral de Proteção de Dados); • technological design that allows full compliance with international recommendations and legal standards on the prevention of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction, including compliance with court to trace illicit operations; • adoption of a solution that allows interoperability and integration with a view to make cross-border payments; and • adoption of resilience and cybersecurity standards equivalent to those applicable to critical financial market infrastructures. Finally, the Central Bank highlighted the importance to deepen the discussion on the subject of CBDCs before setting forth any implementation schedule, including by means of dialogue with the private sector. Changes to the regulation related to risk management and capital management framework applicable to financial institutions The Brazilian National Monetary Council (“CMN”) requires financial institutions to have dedicated trading desks to manage financial instruments subject to market risk.

On June 24, 2021, the CMN published Resolution No. 4,926, which amended CMN Resolution No. 4,557, of February 23, 2017. This regulation deals with the risk management and capital management framework applicable to financial institutions. Among the key changes brought by Resolution No. 4,926 is the requirement that financial instruments issued by financial institutions which are subject to market risk be managed by a trading desk, defined by the rule as a group of traders or trading books with clearly defined and documented business strategies and organization, subject to the institution’s market risk management process. According to the new rule, the structure of trading desks must be defined and documented by the institution, taking into account its organizational structure and the criteria and procedures established by the Central Bank. The granularity of the trading desk structure must be adequate to the institution’s trading volume and the types of instruments traded. Furthermore, each trading desk must exclusively manage instruments subject to market risk. Resolution No. 4,926 also includes provisions regarding the internal transfer of risks from financial instruments subject to market risk. For the purposes of this Resolution, internal transfer of risks corresponds to the internal registration of operations with derivative instruments that allow the transfer of risks within the banking book, between the banking book and the trading book or within the trading book, of the same prudential conglomerate. Resolution No. 4,926 will enter into effect on March 1, 2022. Central Bank regulates the Liquidity Facility On July 1, 2021, the Central Bank issued Resolution No. 110, which creates and regulates liquidity facilities in national currency. This innovation is related to the Central Bank’s traditional role as lender-of-last-resort, and will be available to financial institutions. The operationalization is expected to begin on November 8, 2021, with full operation as of November 16, 2021. The facilities are to be offered as loans against a basket of collateral. Resolution No. 110 initially creates two types of facility: (i) the Short-Term Standing Facility (Linha de Liquidez Imediata, or “LLI”); and (ii) the Long-Term Liquidity Facility (Linha de Liquidez a Termo, or “LLT”). The first is a short-term standing facility (around 5 business days) aiming to promote the management of the borrowing institution’s short-term cash flows, as well as to allow better liquidation fluidity within the Brazilian Payment System. Interest rates of the LLI will be the SELIC Rate + 0.60% per year.

The second is a discretionary facility, offered per the individual specific request of the financial institution, aiming to serve the liquidity needs arising from the mismatch of the assets and liabilities of the borrowing institution. The maximum term of these transactions is expected to be of 359 days and the rate will be regressive in time, with the effective rate being the SELIC Rate + 0.75% per year if the facility is contracted for up to one month or the Selic Rate + 0.47% per year, if the facility is contracted for one year. The LLT may also be used by the Central Bank, in case of market malfunction, providing a financial limit previously authorized for the financial institutions, with no need for specific authorizations. The Central Bank already disclosed that will use this prerogative at the beginning of the LLT’s operation, through the Communication No. 147/2021, due to the concentration of maturities at the end of 2021 of operations of the Special Temporary Liquidity Line for the acquisition of Financial Bills guaranteed by financial assets or securities (LTEL-LFG). The conditions, such as the limit to be made available, are still to be defined. Initially, debentures and commercial notes will be eligible as collateral for the Liquidity Facilities and given the limitation of eligible assets, the Central Bank announced in the same Communication that it will make available a new tranche of LTEL-LFG in December. The conditions, such as rates and available limits, are yet to be defined, but it is already announced that it will seek a significant reduction, together with the LLI, of the volume offered in December last year by the Central Bank, as well as the remuneration rate in the new operations will be higher than the rate practiced throughout 2020. Finally, the Communication makes public the priorities in the evolution of this regulation, highlighting the inclusion of other eligible assets, prioritizing bank credit assets, in particular Bank Credit Notes (Cédulas de Crédito Bancário or CCBs); and the development of studies aiming at the communication and discrimination of sustainable assets or counterparties. Resolution No. 110 entered into effect on August 2, 2021. Furthermore, with this innovation in mind, on July 14, 2021, Law No. 14,185 was published, authorizing the Central Bank to receive voluntary deposits and time deposits from financial institutions and payment institutions, pursuant to its specific rules and regulations, including remuneration, limits, terms, forms of negotiation and other conditions for the acceptance of term deposits. Law No. 14,185 came into effect on the date of its publication. New law regulating consumer over-indebtedness prevention On July 2, 2021, Law No. 14,181 was published after being sanctioned by the President of Brazil on the same date. Law No. 14,181 amends the Brazilian Consumer Defense Code (Law No. 8,078, of September 11, 1990 or “Consumer Code”) and the Senior Citizens’ Statute (Law No. 10,741, of October 1, 2003) to improve provisions related to the offering of consumer credit and provide for the prevention and treatment of over-indebtedness.

Regarding the prevention of over-indebtedness, the rule created a chapter in the Consumer Code dedicated to responsible credit and financial education. The amendments determine the presentation of specific information to the consumer in the granting of credit or installment sales, such as the effective monthly interest rate, late payment interest and the total charges foreseen in the event of late payment. The new law also establishes rules on informational conduct to be observed by the supplier regarding the nature and modality of the credit offered, considering the age of the consumer. The law also created a chapter in the Consumer Code dedicated to conciliatory proceedings in cases involving over-indebtedness. According to the new law, the over-indebted consumer may request the initiation of a debt renegotiation process, with the consumer being responsible for submitting a payment plan proposal, preserving the existential minimum. The unjustified non-attendance of the creditor or his attorney at the conciliation hearing may suspend the payment of the credit, with the interruption of the late payment charges. In the case of conciliation, the court decision that ratifies the agreement will describe the debt payment plan and will be enforceable. The debt renegotiation request may be repeated only after two years, counting from the settlement of the obligations provided for in the payment plan. In the case of unsuccessful conciliation, the judge, at the consumer’s request, will institute proceedings for over-indebtedness to review and integrate the contracts and renegotiate the remaining debts, through a compulsory judicial plan. Law No. 14,181 came into effect on the date of its publication. Public Consultation regarding new stage of the normative proposal of capital requirement for market risk On July 6, 2021, the Central Bank launched the Public Consultation No. 88/2021 regarding the second stage (of the overall 4 stages expected) of the normative proposals to review the prudential rules over capital requirement related to market risk, while still respecting the Basel Committee on Banking Supervision’s best practices. This stage considers the minimum standards to establish the capital requirement for credit risk of instruments classified in the trading book. This proposal aims to be applied to the financial institutions on Segment 1 (S1) to Segment 4 (S4), as defined in Resolution CMN No. 4.553, of January 30, 2017. Furthermore, the Central Bank expects the new regulatory framework to be more adequate to the characteristics and credit risk mitigation strategies of the portfolios of the impacted institutions, also increasing the risk sensitivity of the capital calculation methodology of said institutions.

Public Consultation No. 88/2021 is available for comments until September 6, 2021, on the Central Bank website and according to its proposal the second stage is expected to be implemented by July 1, 2022. Central Bank changes the starting date of Phase 2 of Open Banking Implementation Schedule On July 14, 2021, the Central Bank issued Resolution No. 114 to change the starting date of Phase 2 of its Open Banking implementation schedule from July 15, 2021 to August 13, 2021. The decision was made in response to a plea from the Governance Body of Open Banking, since the participating institutions are still finishing the tests to acquire the certifications for approval and registry of their APIs. This stage of the Open Banking includes sharing customers’ register and transaction data, upon their previous consent. These stages aim to create communication and access means to financial services, in a way that ensures safety, efficiency and convenience. Resolution No. 114 came into effect on the date of its publication. Central Bank regulates PIX Payment Transaction Initiation Service On June 24, 2021, the Central Bank issued BCB Resolution No. 109, which established the deadline of August 30, 2021, for institutions participating in Open Banking to implement the technical requirements and operational procedures for PIX payment transaction initiation service. In this context, on July 22, 2021, the Central Bank approved BCB Resolution No. 118, updating the PIX rules. Among the innovations is the creation of a new form of participation, the initiator, aimed at financial institutions or other institutions authorized to provide payment transaction initiation services within the PIX environment. In addition to participants who operate in the initiator mode, PIX’s initiation service may be offered by financial or payment institutions authorized by the Central Bank that participate in the PIX transaction account provider modality, if they are already certified under the Open Banking scope. The PIX payment transaction initiation service seeks to further facilitate payments and transfers with PIX, increase competition, strengthen the use of PIX in cases involving businesses, especially in electronic commerce, and promote innovation. The PIX initiation service operates when the institution that provides the initiation service is different from the institution that holds the paying user’s account. In order for PIX to be processed from the initiation service, the user will need to consent to the sharing of the service. This step is governed by the rules defined within the scope of Open Banking.

Resolution No. 118 entered into effect on August 2, 2021, and, for the purpose of initiating a PIX transaction through a payment transaction initiation service, will enter into effect on August 30, 2021. CMN issues new rules regarding banking correspondents On July 29, 2021, the CMN published Resolution No. 4,935, which will revoke CMN Resolution No. 3,954, of February 24, 2011, bringing changes to the regulation of banking correspondents in Brazil. Banking correspondents are companies contracted by financial institutions and other institutions authorized to operate by the Central Bank to provide services to their contracting institutions. The new rule determines that these institutions set forth a policy for the operation and hiring of their correspondents, formalized by a specific document and approved by the institution’s board of officers or board of directors. This operation and contracting policy should provide for the criteria required for contracting correspondents, internal controls related to the correspondent and remuneration rules for the provision of services. The contracting institutions will continue to be required to maintain adequate internal control systems in order to monitor the public service activities carried out by the contracted correspondents and the contracting institution’s internal audit must annually assess the effectiveness of these quality control mechanisms. In addition, with the inclusion of the express possibility of the correspondents acting in a digital setting, some provisions were improved, highlighting the need for the correspondent’s digital platform itself to have a minimum technical qualification that allows the offering of products and services suited to the needs, interests and goals of the contracting institution’s clients. CMN Resolution No. 4,935 will come into effect on February 1, 2022.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: August 16, 2021 Itaú Unibanco Holding S.A. By: /s/ Name: Milton Maluhy Filho Title: Chief Executive Officer By: /s/ Name: Alexsandro Broedel Title: Chief Financial Officer

FINANCIAL STATEMENTS

www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at June 30, 2021 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2021 and the consolidated statements of income and comprehensive income for the six-month period and quarter then ended, and the consolidated statements of for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2021, the consolidated financial performance for the six-month period and quarter then ended and the consolidated cash flows for the six-month period then ended, in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2021 half-year audit of the financial statements. Matters These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why it is a key audit matter How the matter was addressed PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9—Financial Instruments (Notes 2.3(b), 2.3(f), 2.4(d) and 4 to 10) The provision for expected loss continued to be an We confirmed our understanding of the process area of focus in our audit, as it involves of measurement the provision for expected loss Management’s judgment in determining the and of financial assets and liabilities in necessary provision through the application of accordance with IFRS 9. methodology and processes which use a variety of assumptions, including, among others, Regarding the provision for expected loss prospective information and criteria for methodology, we performed a number of audit determining a significant increase or decrease in procedures substantially related to the: (i) credit risk. analysis of management s accounting policies in Furthermore, as a result of the COVID-19 comparison with IFRS 9 requirements; (ii) testing pandemic, management revised some of the of controls related to the measurement of the judgments and estimates used in determining the provision for expected loss, which considers data, provision for expected loss, such as the weighting models and assumptions adopted by of macroeconomic scenarios, in order to adapt the Management; (iii) tests on the models, including assumptions previously applied to the current their approval and validation of assumptions scenario of the Bank’s operations and its adopted to determine the estimated losses and subsidiaries. recoveries. In addition, we tested management s documentation of the guarantees, the projected The financial instruments classified as fair value cash flows, the credit renegotiations, the through profit or loss include operations with low counterparty’s risk assessment, the payment liquidity and no active market, which are delays, and other aspects that could result in a substantially comprised of securities issued by significant increase of the credit risk, as well as companies and by derivative contracts. The fair the classification of operations in their proper value measurement of these financial instruments stages, pursuant to IFRS 9; (iv) tests on inputs to involves subjectivity, since it depends on models and, when available, we compared data valuation techniques performed based on internal and assumptions with market information; and models that include Management assumptions in (v) analysis over Management s disclosures in the their fair valuation. financial statements in order to comply with Furthermore, market risk management is IFRS 7 Financial Instruments: Disclosures and complex, especially in times of high volatility, as IFRS 9. well as in situations where observable prices or market parameters are not available. We consider that the criteria and assumptions adopted by management in determining and These matters also continued to be a focus of our recording the provision for expected loss are 2021 half-year audit due to the relevance and appropriate and consistent, in all material subjectivity mentioned above. respects, in the context of the consolidated financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies 3

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit and assumptions. We performed, on a sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment The Bank and its subsidiaries rely on their As part of our audit procedures, with the support technology structure to process their operations of our specialists, we assessed the information and prepare their financial statements. technology environment, including the automated Technology represents a fundamental aspect on controls of the application systems that are the evolution of the Bank and its subsidiaries’ significant for the preparation of the financial business and, over the last years, significant short statements. and long-term investments have been made in the information technology systems and processes. The procedures performed comprised the combination of relevant tests of design and The technology structure, due to the history of effectiveness of controls and, when necessary, the acquisitions and size of the related operations, is tests of compensating controls, as well as the comprised of more than one environment with performance of tests related to the information different processes and segregated controls. In security, including the access management addition, since the 1st half of 2020, a substantial control, segregation of duties and monitoring the part of the Bank and its subsidiaries’ teams are operating capacity of technology infrastructure in carrying out their activities remotely (home face of the new reality of business operation. office), which generated the need to adapt technology processes and infrastructure to The audit procedures applied resulted in maintain the continuity of operations. appropriate evidence that was considered in determining the nature, timing and extent of The lack of adequacy of the general controls of the other audit procedures. technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Deferred Tax (Notes 2,3(h), 2.4 (j) e 24(b)) The deferred tax assets arising from temporary We confirmed our understanding and tested the differences, income tax losses carryforward and design and the effectiveness of the main controls negative basis of social contribution are recorded established by management to calculate the to the extent Management considers probable deferred tax assets, the recording of such credits that the Bank and its subsidiaries will generate and disclosures in accordance with the accounting future taxable profits sufficient to use these tax standards, including the necessity of analyzing credits. The projection of the future taxable the perspectives for the realization of these assets 4

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit profits takes into account a number of subjective via projections of future taxable profit for the assumptions established by Management. Bank and its subsidiaries. Additionally, on July 14, 2021, Law 14,183/21 was We compared the critical assumptions used for released, providing for the increase in the rate of projecting future results with macroeconomic the Social Contribution on the Net Income of the information disclosed by the market and with the financial sector until December 31, 2021, which historical data in order to support the consistency impacted the calculation of the amounts of tax of these estimates. credits registered on June 30, 2021. With the support of our specialists in the tax area, We continue to consider this an area of focus of we performed tests on the nature and amounts of our audit, as the use of different assumptions in the temporary differences, fiscal losses and the projection of future taxable profits, could negative bases of social contribution, subject to significantly change the amounts and terms future tax deduction. expected for the realization of deferred taxes, with consequent accounting impact. We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the financial statements. Realization of goodwill and intangible assets (Notes 2.3 (g), 2.4(aIII), 2.4 (h) and 14) The balances of goodwill and intangible assets are We confirmed our understanding and tested the tested semiannually for impairment. These tests design and effectiveness of the main controls involve estimates and significant judgment, established, including the analysis of the critical including the identification of cash-generation judgment and assumptions used by management. units. The determination of expected cash flows and the risk-adjusted interest rate for each cash- We tested the most relevant projections and generating unit or group of cash-generating units assumptions for the determination of the requires that management apply judgment and impairment test of goodwill and intangible assets estimates. as prepared by Management, to assess the reasonableness of these realization estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future We believe that the assumptions that results, in which using different assumptions may management adopted to evaluate the realization significantly modify the perspective of realization of goodwill and intangible assets are appropriate of these assets and the possible need to account and that the disclosures in the accompanying for impairment, with consequent impact on the notes are consistent with the information financial statements; (ii) the relevance of these obtained, considering the consolidated financial accounts in the context of the financial statements taken as a whole. statements. Provisions and contingent liabilities (Notes 2.3(j), 2.4.(n) and 29) The Bank and its subsidiaries have provisions and We confirmed our understanding and tested the contingent liabilities mainly arising from judicial design and the effectiveness of the main controls and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record, 5

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit normal course of their business, filed by third and disclose the provision and contingent parties, former employees, and public agencies, liabilities, including the totality and the integrity involving civil, labor, tax, and social security of the database. matters. We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation In the civil and labor cases, there is the possibility procedures with both internal and external of early termination of processes through lawyers responsible for the proceedings. agreements. We considered that the criteria and assumptions Besides the subjective aspects in determining the adopted by Management for determining the possibility of loss attributed to each case, the provision, as well as the information disclosed in evolution of case law on certain causes is not the explanatory notes in relation to the contingent always uniform. Considering the materiality of liabilities, are appropriate considering the the amounts and the uncertainties and judgments consolidated financial statements. involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. Other matters Statement of added value The consolidated statement of added value for the half-year ended June 30, 2021, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 “Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. 6

Itaú Unibanco Holding S.A. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 7

Itaú Unibanco Holding S.A. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the half-year ended June 30, 2021 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 2, 2021 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 8

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 06/30/2021 12/31/2020 Cash 39,837 46,224 Financial Assets 1,809,295 1,851,322 At Amortized Cost 1,236,872 1,275,799 Compulsory deposits in the Central Bank of Brazil 98,217 90,059 Interbank deposits 4 56,434 55,685 Securities purchased under agreements to resell 4 163,414 239,943 Securities 9 140,730 129,804 Loan and lease operations 10 728,348 714,104 Other financial assets 18a 91,124 93,255 (-) Provision for Expected Loss 4, 9 and 10 (41,395) (47,051) At Fair Value Through Other Comprehensive Income 108,817 109,942 Securities 8 108,817 109,942 At Fair Value Through Profit or Loss 463,606 465,581 Securities 5 391,356 389,071 Derivatives 6 and 7 72,093 76,504 Other financial assets 18a 157 6 Tax assets 60,895 66,095 Income tax and social contribution current 2,266 3,547 Income tax and social contribution deferred 24b 53,635 56,583 Other 4,994 5,965 Other assets 18a 16,873 15,773 Investments in associates and joint ventures 11 6,064 15,570 Fixed assets, net 13 6,770 6,937 Goodwill and Intangible assets, net 14 17,511 17,330 Total assets 1,957,245 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.1

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 06/30/2021 12/31/2020 Financial Liabilities 1,505,887 1,579,686 At Amortized Cost 1,435,631 1,495,641 Deposits 15 793,501 809,010 Securities sold under repurchase agreements 17a 235,211 273,364 Interbank market funds 17b 153,382 156,035 Institutional market funds 17c 128,696 138,308 Other financial liabilities 18b 124,841 118,924 At Fair Value Through Profit or Loss 65,916 79,653 Derivatives 6 and 7 65,665 79,505 Structured notes 16 120 143 Other financial liabilities 18b 131 5 Provision for Expected Loss 10 4,340 4,392 Loan commitments 3,488 3,485 Financial guarantees 852 907 Provision for insurance and private pensions 27c 219,485 221,000 Provisions 29 20,587 19,819 Tax liabilities 24c 5,118 5,710 Income tax and social contribution current 2,834 2,878 Income tax and social contribution deferred 24b 270 421 Other 2,014 2,411 Other liabilities 18b 51,754 38,511 Total liabilities 1,802,831 1,864,726 Total stockholders’ equity attributed to the owners of the parent company 143,354 142,993 Capital 19a 90,729 97,148 Treasury shares 19a (528) (907) Capital reserves 19c 1,990 2,326 Revenue reserves 19c 55,158 47,347 Other comprehensive income (3,995) (2,921) Non-controlling interests 19d 11,060 11,532 Total stockholders’ equity 154,414 154,525 Total liabilities and stockholders’ equity 1,957,245 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.2

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Operating Revenues 32,214 23,476 60,487 37,448 Interest and similar income 21a 22,182 28,672 52,156 63,981 Interest and similar expenses 21b (8,937) (21,343) (24,271) (51,087) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss 21c 806 7,772 6,170 (1,296) Foreign exchange results and exchange variations in foreign transactions 6,002 (1,760) 3,098 4,291 Commissions and Banking Fees 22 10,262 8,644 20,065 18,726 Income from insurance and private pension operations before claim and selling expenses 901 947 1,996 2,082 Revenues from insurance premiuns and private pensions 3,599 3,019 7,065 7,250 Change in provision for insurance and private pension (2,698) (2,072) (5,069) (5,168) Other income 3 998 544 1,273 751 Expected Loss from Financial Assets and Claims (1,768) (6,016) (3,785) (16,099) Expected Loss with Loan and Lease Operations 10c (1,827) (5,824) (4,001) (15,089) Expected Loss with Other Financial Asset, net 556 130 1,069 (359) (Expenses) / Recovery of claims (497) (322) (853) (651) Operating Revenues Net of Expected Losses from Financial Assets and Claims 30,446 17,460 56,702 21,349 Other operating income / (expenses) (16,461) (21,695) (34,179) (34,871) General and administrative expenses 23 (14,433) (20,285) (30,888) (33,191) Tax expenses (2,421) (1,724) (4,121) (2,284) Share of profit or (loss) in associates and joint ventures 11 393 314 830 604 Income / (loss) before income tax and social contribution 13,985 (4,235) 22,523 (13,522) Current income tax and social contribution 24a (961) (2,560) (4,299) (6,608) Deferred income tax and social contribution 24a (4,285) 4,892 (3,265) 21,905 Net income / (loss) 8,739 (1,903) 14,959 1,775 Net income attributable to owners of the parent company 25 8,404 1,723 14,088 5,182 Net income / (loss) attributable to non-controlling interests 19d 335 (3,626) 871 (3,407) Earnings per share basic 25 Common 0.86 0.18 1.44 0.53 Preferred 0.86 0.18 1.44 0.53 Earnings per share diluted 25 Common 0.86 0.18 1.44 0.53 Preferred 0.86 0.18 1.44 0.53 Weighted average number of outstanding shares basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,821,520,888 4,804,100,019 4,815,885,208 4,798,481,927 Weighted average number of outstanding shares diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,867,834,780 4,849,827,866 4,849,089,944 4,826,762,713 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Net income / (loss) 8,739 (1,903) 14,959 1,775 Financial assets at fair value through other comprehensive income 276 859 (1,218) (519) Change in fair value 59 2,611 (2,906) (43) Tax effect 143 (1,120) 1,355 4 (Gains) / losses transferred to income statement 134 (1,151) 605 (873) Tax effect (60) 519 (272) 393 Hedge 1,691 (1,241) 1,297 (3,599) Cash flow hedge 7 (13) 57 625 362 Change in fair value (29) 89 1,179 672 Tax effect 16 (32) (554) (310) Hedge of net investment in foreign operation 7 1,704 (1,298) 672 (3,961) Change in fair value 3,221 (2,469) 1,249 (7,377) Tax effect (1,517) 1,171 (577) 3,416 Remeasurements of liabilities for post-employment benefits (*) 2 19 4 30 Remeasurements 26 2 34 4 52 Tax effect (15) (22) Foreign exchange variation in foreign investments (2,514) 1,498 (1,157) 4,750 Total other comprehensive income (545) 1,135 (1,074) 662 Total comprehensive income 8,194 (768) 13,885 2,437 Comprehensive income attributable to the owners of the parent company 7,859 2,858 13,014 5,844 Comprehensive income attributable to non-controlling interests 335 (3,626) 871 (3,407) (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.4

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2021 and 2020 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Treasury Capital Revenue Retained Remeasurements Conversion Gains and equity – owners equity – non- Total Capital at Fair Value shares reserves reserves earnings of liabilities of post- adjustments of losses – of the parent controlling Through Other employment foreign (2) company interests Comprehensive hedge (1) benefits investments Income Balance at 01/01/2020 97,148 (1,274) 1,979 43,022 700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Transactions with owners 367 (150) 217 2,634 2,851 Result of delivery of treasury shares 367 200 567 567 Recognition of share-based payment plans (350) (350) (350) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) 2,634 2,634 Dividends (1,595) (1,595) (515) (2,110) Dividends / Interest on capital declared after previous period (9,811) (9,811) (9,811) Unclaimed dividends and Interest on capital 36 36 36 Other (3) 65 65 65 Total comprehensive income 5,182 (519) 30 4,750 (3,599) 5,844 (3,407) 2,437 Net income 5,182 5,182 (3,407) 1,775 Other comprehensive income for the period (519) 30 4,750 (3,599) 662 662 Appropriations: Legal reserve 336 (336) Statutory reserve 3,287 (3,287) Balance at 06/30/2020 97,148 (907) 1,829 36,899 181 (1,309) 6,974 (9,134) 131,681 11,252 142,933 Change in the period 367 (150) (6,123) (519) 30 4,750 (3,599) (5,244) (1,288) (6,532) Balance at 01/01/2021 97,148 (907) 2,326 47,347 848 (1,531) 6,854 (9,092) 142,993 11,532 154,525 Transactions with owners 379 (149) 230 (1,271) (1,041) Result of delivery of treasury shares 379 193 572 572 Recognition of share-based payment plans (342) (342) (342) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) (1,271) (1,271) Partial spin-off (Note 3) (6,419) (187) (3,457) 77 (23) 24 (9,985) (9,985) Dividends (880) (880) (72) (952) Interest on capital (2,539) (2,539) (2,539) Reversal of Dividends or Interest on capital declared after previous period 166 166 166 Unclaimed dividends and Interest on capital 74 74 74 Other (3) 359 359 359 Total comprehensive income 14,088 (1,295) 4 (1,134) 1,273 12,936 871 13,807 Net income 14,088 14,088 871 14,959 Other comprehensive income for the period (1,295) 4 (1,134) 1,273 (1,152) (1,152) Appropriations: Legal reserve 640 (640) Statutory reserve 10,103 (10,103) Balance at 06/30/2021 90,729 (528) 1,990 55,158 (370) (1,527) 5,697 (7,795) 143,354 11,060 154,414 Change in the period (6,419) 379 (336) 7,811 (1,218) 4 (1,157) 1,297 361 (472) (111) (1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income. (2) Includes cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.5

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 06/30/2021 06/30/2020 Adjusted net income 26,707 34,369 Net income 14,959 1,775 Adjustments to net income: 11,748 32,594 Share-based payment (280) (277) Adjustments to fair value of financial assets through Profit or Loss and Derivatives (2,100) 115 Effects of changes in exchange rates on cash and cash equivalents (2,315) 13,703 Expected Loss from Financial Assets and Claims 3,785 16,099 Income from interest and foreign exchange variation from operations with subordinated debt 5,511 19,551 Provision for insurance and private pension 5,069 5,168 Depreciation and amortization 1,946 1,809 Expense from update / charges on the provision for civil, labor, tax and legal obligations 434 417 Provision for civil, labor, tax and legal obligations 2,328 1,486 Revenue from update / charges on deposits in guarantee (147) (190) Deferred taxes (excluding hedge tax effects) 24b 3,123 (4,643) Income from share in the net income of associates and joint ventures and other investments (830) (604) Income from Financial assets At fair value through other comprehensive income 605 (873) comprehensive income (5,026) (16,436) Income from Interest and foreign exchange variation of financial assets at amortized cost (583) (7,665) (Gain) loss on sale of investments and fixed assets (575) (105) Other 23 803 5,039 Change in assets and liabilities (15,628) 34,814 (Increase) / decrease in assets Interbank deposits 1,636 (21,326) Securities purchased under agreements to resell 68,063 (87,846) Compulsory deposits with the Central Bank of Brazil (8,158) 1,504 Loan operations (22,988) (81,379) Derivatives (assets / liabilities) (5,903) (333) Financial assets designated at fair value through profit or loss (3,711) (26,048) Other financial assets 2,121 8,377 Other tax assets 2,252 223 Other assets 2,490 (14,985) (Decrease) / increase in liabilities Deposits (15,509) 220,137 Deposits received under securities repurchase agreements (38,153) 45,808 Funds from interbank markets (2,653) 201 Funds from institutional markets (3,695) 20,268 Other financial liabilities 6,048 (26,199) Financial liabilities at fair value throught profit or loss (22) 37 Provision for insurance and private pension (7,437) (8,010) Provisions 1,788 (202) Tax liabilities (909) (2,314) Other liabilities 13,111 11,331 Payment of income tax and social contribution (3,999) (4,430) Net cash from / (used in) operating activities 11,079 69,183 Dividends / Interest on capital received from investments in associates and joint ventures 407 256 Cash from the sale of financial assets At fair value through other comprehensive income 23,282 7,384 Cash upon sale of investments in associates and joint ventures 3 10,601 -Cash upon sale of fixed assets 129 245 Mutual rescission of intangible assets agreements 64 1 (Purchase) of financial assets at fair value through other comprehensive income (21,734) (23,374) (Purchase) / redemptions of financial assets at amortized cost (10,257) 3,941 (Purchase) of investments in associates and joint ventures (15) (28) (Purchase) of fixed assets (610) (671) (Purchase) of intangible assets 14 (2,298) (1,872) Net cash from / (used in) investment activities (431) (14,118) Funding from institutional markets 2,729 3,149 Redemptions in institutional markets (14,157) (7,324) Change in non-controlling interests stockholders (1,314) 2,595 Result of delivery of treasury shares 510 494 Partial spin-off 3 (9,985) -Dividends and interest on capital paid to non-controlling interests (29) (476) Dividends and interest on capital paid (3,202) (10,234) Net cash from / (used in) financing activities (25,448) (11,796) Net increase / (decrease) in cash and cash equivalents 2.4c (14,800) 43,269 Cash and cash equivalents at the beginning of the period 105,823 70,811 Effects of changes in exchange rates on cash and cash equivalents 2,315 (13,703) Cash and cash equivalents at the end of the period 93,338 100,377 Cash 39,837 43,368 Interbank deposits 6,273 4,544 Securities purchased under agreements to resell Collateral held 47,228 52,465 Additional information on cash flow (Mainly Operating activities) Interest received 59,321 44,820 Interest paid 29,475 55,607 Non-cash transactions Loans transferred to assets held for sale Dividends and interest on capital declared and not yet paid 2,817 1,231 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.6

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 06/30/2021 06/30/2020 Income 81,684 90,349 Interest and similar 61,282 84,238 Commissions and Banking Fees 20,065 18,726 Income from insurance and private pension operations before claim 1,996 2,082 Expected Loss with Other Financial Assets (2,932) (15,448) Other 1,273 751 Expenses (29,074) (60,602) Interest and similar (24,271) (51,087) Other (4,803) (9,515) Inputs purchased from third parties (9,820) (9,704) Materials, energy and others (192) (188) Third party services, Financial system services, Security and Transportation (3,485) (3,323) Other (6,143) (6,193) Data processing and telecommunications (1,911) (1,877) Advertising, promotions and publication (435) (488) Installations (481) (800) Travel expenses (17) (65) Other (3,299) (2,963) Gross added value 42,790 20,043 Depreciation and amortization (2,568) (2,448) Net added value produced by the company 40,222 17,595 Added value received through transfer Results of equity method 830 604 Total added value to be distributed 41,052 18,199 Distribution of added value 41,052 18,199 Personnel 12,922 10,770 Direct compensation 10,206 8,247 Benefits 2,233 2,142 FGTS – government severance pay fund 483 381 Taxes, fees and contributions 12,863 5,505 Federal 12,073 4,756 Municipal 790 749 Return on third parties’ capital Rent 308 149 Other 308 149 Return on capital 14,959 1,775 Dividends and interest on capital 3,419 1,595 Retained earnings attributable to controlling shareholders 10,669 3,587 Retained earnings attributable to non-controlling shareholders 871 (3,407) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 06/30 of 2021 and 2020 for income statement accounts (In millions of Reais, except information per share) Note 1 Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on August 2, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2021 Interest Rate Benchmark Reform (IBOR Reform) Phase II Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as: Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract; Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation; Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition. These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to Libor, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are: Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts; Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and Early settlement of contracts where there is no agreement between the parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.9

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association ISDA) will be adopted. The other agreements will be negotiated between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of Libor. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform. b) Accounting standards recently issued and applicable in future periods IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features; Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.10

Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28 Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal liabilities Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. b) Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.11

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Details on the expected credit loss are in Note 32. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.12

g) Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. h) Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.13

2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.14

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital % capital % (1) Activity currency country 06/30/2021 12/31/2020 06/30/2021 12/31/2020 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. (2) Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú CorpBanca Colombia S.A. Colombian peso Colombia Financial institution 34.16% 34.16% 34.16% 34.16% Banco Itaú (Suisse) S.A. Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. Real United States Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú CorpBanca (3) Chilean peso Chile Financial institution 39.22% 39.22% 39.22% 39.22% (1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) New company name of Redecard S.A. (3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.15

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I Classification and measurement of financial assets Financial assets are classified in the following categories: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.16

Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale; Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.17

assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.18

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan commitments and financial guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.19

Derecognition and modification of financial liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.20

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.21

VII – Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income. g) Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.22

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.23

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.24

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.25

m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.26

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: Credit and debit cards refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines. Current account services substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order. Economic, Financial and Brokerage Advisory - refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. Funds management refers to fees charged for the management and performance of investment funds and consortia administration. Credit operations and financial guarantees provided refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided. Collection services refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.27

Note 3 – Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. is 40.52%, which corresponds to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In view of the constitution of XPart S.A., ITAÚ UNIBANCO HOLDING’s stockholders hold an ownership interest in XPart S.A. in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING. The shares issued by ITAÚ UNIBANCO HOLDING, as well as the American Depositary Receipts – ADRs, will continue to be traded with the right to receive the shares issued by XPart S.A. until the cut-off date that, once determined, will be informed to the market. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC and does not hold any interest in XPart S.A. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, subject to future approval by BACEN, as disclosed in Material Fact of August 10, 2018. Itaú CorpBanca Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.28

The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Note 4 Interbank deposits and securities purchased under agreements to resell 06/30/2021 12/31/2020 Non- Non- Current Total Current Total current current Securities purchased under agreements to resell (1) 163,329 80 163,409 239,848 87 239,935 Collateral held 57,088 80 57,168 63,087 87 63,174 Collateral repledge 88,550 88,550 150,591 150,591 Assets received as collateral with right to sell or 22,824 22,824 20,367 20,367 repledge Assets received as collateral without right to sell or 65,726 65,726 130,224 130,224 repledge Collateral sold 17,691 17,691 26,170 26,170 Interbank deposits 50,603 5,763 56,366 48,586 7,051 55,637 Total (2) 213,932 5,843 219,775 288,434 7,138 295,572 (1) The amounts of R$ 6,714 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A. Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 106,241 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (73) (R$ (56) at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.29

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss Securities a) Financial assets at fair value through profit or loss Securities are presented in the following table: 06/30/2021 12/31/2020 Adjustments to Fair Adjustments to Fair Cost Fair value Cost (2) Fair value Value (in Income) Value (in Income) Investment funds 16,291 (251) 16,040 15,407 (1,203) 14,204 Brazilian government securities (1a) 259,622 (480) 259,142 284,280 1,605 285,885 Government securities – abroad (1b) 5,408 5,408 8,199 11 8,210 Argentina 1,576 37 1,613 1,480 18 1,498 Chile 382 (5) 377 839 1 840 Colombia 1,113 (11) 1,102 3,599 4 3,603 United States 2,142 (20) 2,122 2,096 (11) 2,085 Mexico 21 21 5 5 Paraguay 4 4 3 3 Peru 7 7 4 1 5 Uruguay 42 42 40 1 41 Italy 121 (1) 120 133 (3) 130 Corporate securities (1c) 108,324 (1,363) 106,961 78,113 (1,081) 77,032 Shares 28,544 (1,156) 27,388 20,063 (1,016) 19,047 Rural product note 5,505 57 5,562 2,371 (22) 2,349 Bank deposit certificates 112 112 729 729 Real estate receivables certificates 1,003 (25) 978 561 (13) 548 Debentures 56,111 (306) 55,805 30,022 (85) 29,937 Eurobonds and other 3,677 16 3,693 2,341 42 2,383 Financial bills 8,668 7 8,675 15,784 (1) 15,783 Promissory notes 3,808 31 3,839 5,588 28 5,616 Other 896 13 909 654 (14) 640 Total 389,645 (2,094) 387,551 385,999 (668) 385,331 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 46,478 (R$ 12,181 at 12/31/2020), b) R$ 316 (R$ 765 at 12/31/2020) and c) R$ 10,245 (R$ 8,566 at 12/31/2020), totaling R$ 57,039 (R$ 21,502 at 12/31/2020). (2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.30

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss Securities were as follows: 06/30/2021 12/31/2020 Cost Fair value Cost Fair value Current 93,929 92,547 152,413 150,298 Non-stated maturity 44,835 43,428 35,470 33,251 Up to one year 49,094 49,119 116,943 117,047 Non-current 295,716 295,004 233,586 235,033 From one to five years 215,685 215,491 175,530 176,651 From five to ten years 58,191 57,750 37,783 37,600 After ten years 21,840 21,763 20,273 20,782 Total 389,645 387,551 385,999 385,331 Financial Assets at Fair Value Through Profit or Loss Securities include assets with a fair value of R$ 202,133 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss Securities are presented in the following table: 06/30/2021 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 3,791 14 3,805 Total 3,791 14 3,805 12/31/2020 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 3,699 41 3,740 Total 3,699 41 3,740 The cost and fair value by maturity of financial assets designated as fair value through profit or loss Securities were as follows: 06/30/2021 12/31/2020 Cost Fair value Cost Fair value Current 1,659 1,671 1,806 1,826 Up to one year 1,659 1,671 1,806 1,826 Non-current 2,132 2,134 1,893 1,914 From one to five years 2,132 2,134 1,893 1,914 Total 3,791 3,805 3,699 3,740 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.31

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 13,105 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.32

I Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 06/30/2021 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Assets Swaps – adjustment receivable 33,523 46.5 287 988 931 2,715 6,135 22,467 Option agreements 19,114 26.5 2,185 732 13,523 1,215 824 635 Forwards 11,802 16.4 9,736 878 931 126 131 Credit derivatives 486 0.7 1 319 10 28 128 NDF Non Deliverable Forward 6,880 9.5 1,697 1,349 1,883 1,321 445 185 Other Derivative Financial Instruments 288 0.4 157 1 2 10 118 Total 72,093 100.0 14,063 3,947 17,588 5,389 7,573 23,533 % per maturity date 19.5 5.5 24.4 7.5 10.5 32.6 06/30/2021 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Liabilities Swaps – adjustment payable (31,462) 47.9 (452) (401) (564) (2,906) (6,857) (20,282) Option agreements (20,540) 31.3 (3,374) (536) (14,021) (1,260) (692) (657) Forwards (8,754) 13.3 (8,753) (1) Credit derivatives (125) 0.2 (1) (2) (6) (116) NDF Non Deliverable Forward (4,751) 7.2 (976) (791) (924) (1,108) (765) (187) Other Derivative Financial Instruments (33) 0.1 (2) (2) (5) (9) (15) Total (65,665) 100.0 (13,555) (1,730) (15,513) (5,281) (8,329) (21,257) % per maturity date 20.6 2.6 23.6 8.0 12.7 32.5 (*) Comprises R$ 71 (R$ (621) at 12/31/2020) pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.33

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 12/31/2020 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Assets Swaps – adjustment receivable 46,019 60.2 4,064 515 629 1,808 5,117 33,886 Option agreements 20,418 26.7 10,103 2,325 523 5,935 992 540 Forwards 2,085 2.7 1,323 367 297 93 5 Credit derivatives 156 0.2 8 7 29 112 NDF Non Deliverable Forward 7,596 9.9 2,088 2,345 1,387 1,255 323 198 Other Derivative Financial Instruments 230 0.3 56 1 6 1 12 154 Total 76,504 100.0 17,634 5,553 2,850 9,099 6,478 34,890 % per maturity date 23.0 7.3 3.7 11.9 8.5 45.6 12/31/2020 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Liabilities Swaps – adjustment payable (51,789) 65.1 (7,344) (651) (1,135) (1,826) (5,573) (35,260) Option agreements (20,262) 25.5 (6,355) (1,969) (543) (9,869) (998) (528) Forwards (905) 1.1 (892) (11) (2) Credit derivatives (76) 0.1 (2) (9) (65) NDF Non Deliverable Forward (6,426) 8.1 (2,200) (1,669) (1,013) (972) (301) (271) Other Derivative Financial Instruments (47) 0.1 (1) (10) (1) (14) (21) Total (79,505) 100.0 (16,791) (4,290) (2,712) (12,672) (6,895) (36,145) % per maturity date 21.1 5.4 3.4 15.9 8.7 45.5 (*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.34

II Derivatives by index and Risk Fator Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in income / stockholders’ Fair value notional amount (payable) / paid equity) 06/30/2021 06/30/2021 06/30/2021 06/30/2021 Future contracts 766,375 -Purchase commitments 403,527 Shares 12,143 -Commodities 1,125 -Interest 358,862 -Foreign currency 31,397 Commitments to sell 362,848 Shares 11,886 -Commodities 2,241 -Interest 319,799 -Foreign currency 28,922 Swap contracts (622) 2,683 2,061 Asset position 1,227,215 13,290 20,233 33,523 Commodities 2,770 (40) 262 222 Interest 1,205,651 11,154 19,039 30,193 Foreign currency 18,794 2,176 932 3,108 Liability position 1,227,215 (13,912) (17,550) (31,462) Shares 187 (32) 8 (24) Commodities 2,882 45 (268) (223) Interest 1,201,379 (12,457) (17,192) (29,649) Foreign currency 22,767 (1,468) (98) (1,566) Option contracts 1,957,865 (1,984) 558 (1,426) Purchase commitments – long position 124,077 11,530 4,792 16,322 Shares 14,892 651 1,121 1,772 Commodities 630 25 43 68 Interest 40,568 358 14 372 Foreign currency 67,987 10,496 3,614 14,110 Commitments to sell – long position 892,888 3,455 (663) 2,792 Shares 17,696 770 132 902 Commodities 128 4 (1) 3 Interest 806,365 423 (31) 392 Foreign currency 68,699 2,258 (763) 1,495 Purchase commitments – short position 149,030 (13,820) (4,055) (17,875) Shares 14,966 (391) (1,122) (1,513) Commodities 310 (8) (14) (22) Interest 70,131 (235) (4) (239) Foreign currency 63,623 (13,186) (2,915) (16,101) Commitments to sell – short position 791,870 (3,149) 484 (2,665) Shares 15,868 (582) (143) (725) Commodities 545 (35) 20 (15) Interest 713,495 (428) 100 (328) Foreign currency 61,962 (2,104) 507 (1,597) Forward operations 16,002 3,055 (7) 3,048 Purchases receivable 4,798 5,847 (9) 5,838 Shares 436 436 (9) 427 Interest 4,362 5,411 5,411 Purchases payable obligations (4,362) (4,362) Interest (4,362) (4,362) Sales receivable 4,879 5,964 5,964 Shares 1,770 1,752 (3) 1,749 Interest 130 4,212 4,212 Foreign currency 2,979 3 3 Sales deliverable obligations 6,325 (4,394) 2 (4,392) Shares 3 (3) (3) Interest 4,081 (4,391) 3 (4,388) Foreign currency 2,241 (1) (1) Credit derivatives 28,839 (338) 699 361 Asset position 22,337 (104) 590 486 Shares 2,384 (56) 130 74 Commodities 19 1 1 Interest 19,934 (48) 459 411 Liability position 6,502 (234) 109 (125) Shares 1,113 (43) 16 (27) Interest 5,389 (191) 93 (98) NDF Non Deliverable Forward 279,967 1,764 365 2,129 Asset position 143,664 6,753 127 6,880 Commodities 2,465 568 (4) 564 Foreign currency 141,199 6,185 131 6,316 Liability position 136,303 (4,989) 238 (4,751) Commodities 518 (51) (11) (62) Foreign currency 135,785 (4,938) 249 (4,689) Other derivative financial instruments 5,582 154 101 255 Asset position 4,684 161 127 288 Shares 30 (2) 2 -Interest 4,654 163 (32) 131 Foreign currency 157 157 Liability position 898 (7) (26) (33) Shares 534 (2) (16) (18) Interest 349 (5) (9) (14) Foreign currency 15 (1) (1) Asset 46,896 25,197 72,093 Liability (44,867) (20,798) (65,665) Total 2,029 4,399 6,428 Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 30 31 180 181 365 Over 365 days 06/30/2021 Future contracts 343,770 189,487 79,554 153,564 766,375 Swap contracts 35,244 108,522 215,846 867,603 1,227,215 Option contracts 403,929 838,983 687,639 27,314 1,957,865 Forwards 8,814 5,191 1,866 131 16,002 Credit derivatives 1,626 13,732 898 12,583 28,839 NDF Non Deliverable Forward 95,176 105,961 47,689 31,141 279,967 Other derivative financial instruments 23 248 790 4,521 5,582 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.35

Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in income / Fair value notional amount (payable) / paid stockholders’ equity) 12/31/2020 12/31/2020 12/31/2020 12/31/2020 Future contracts 781,453 -Purchase commitments 338,165 Shares 8,300 -Commodities 1,170 -Interest 304,454 -Foreign currency 24,241 Commitments to sell 443,288 Shares 7,535 -Commodities 2,201 -Interest 397,157 -Foreign currency 36,395 Swap contracts (6,054) 284 (5,770) Asset position 1,442,449 16,840 29,179 46,019 Commodities 278 1 1 Interest 1,423,134 14,030 27,953 41,983 Foreign currency 19,037 2,809 1,226 4,035 Liability position 1,442,449 (22,894) (28,895) (51,789) Shares 108 (12) 2 (10) Commodities 341 (9) (9) Interest 1,425,904 (19,112) (28,584) (47,696) Foreign currency 16,096 (3,761) (313) (4,074) Option contracts 1,738,849 22 134 156 Purchase commitments – long position 131,134 14,538 1,828 16,366 Shares 12,400 345 976 1,321 Commodities 356 14 13 27 Interest 50,771 614 (282) 332 Foreign currency 67,607 13,565 1,121 14,686 Commitments to sell – long position 743,573 2,933 1,119 4,052 Shares 14,659 728 62 790 Commodities 75 2 (1) 1 Interest 659,826 1,087 1,373 2,460 Foreign currency 69,013 1,116 (315) 801 Purchase commitments – short position 129,150 (13,934) (1,797) (15,731) Shares 13,080 (348) (1,119) (1,467) Commodities 899 (28) (18) (46) Interest 55,369 (532) 318 (214) Foreign currency 59,802 (13,026) (978) (14,004) Commitments to sell – short position 734,992 (3,515) (1,016) (4,531) Shares 13,200 (524) (156) (680) Commodities 246 (10) 6 (4) Interest 653,376 (978) (1,317) (2,295) Foreign currency 68,170 (2,003) 451 (1,552) Forward operations 23,989 1,195 (15) 1,180 Purchases receivable 18,666 1,014 (3) 1,011 Shares 304 304 (3) 301 Interest 584 710 710 Foreign currency 17,778 Purchases payable obligations (584) (584) Interest (584) (584) Sales receivable 1,132 1,073 1 1,074 Shares 770 765 1 766 Interest 308 308 Foreign currency 362 Sales deliverable obligations 4,191 (308) (13) (321) Interest 308 (308) (308) Foreign currency 3,883 (13) (13) Credit derivatives 20,060 (432) 512 80 Asset position 15,877 (270) 426 156 Shares 2,796 (84) 172 88 Commodities 19 1 1 Interest 13,062 (186) 253 67 Liability position 4,183 (162) 86 (76) Shares 1,154 (45) 11 (34) Commodities 3 -Interest 3,026 (117) 75 (42) NDF Non Deliverable Forward 313,463 1,214 (44) 1,170 Asset position 156,542 7,467 129 7,596 Commodities 1,715 278 (16) 262 Foreign currency 154,827 7,189 145 7,334 Liability position 156,921 (6,253) (173) (6,426) Commodities 975 (37) (1) (38) Foreign currency 155,946 (6,216) (172) (6,388) Other derivative financial instruments 6,413 181 2 183 Asset position 5,274 196 34 230 Shares 47 (3) 3 -Interest 5,225 199 (26) 173 Foreign currency 2 57 57 Liability position 1,139 (15) (32) (47) Shares 705 (6) (22) (28) Interest 434 (9) (10) (19) Asset 43,791 32,713 76,504 Liability (47,665) (31,840) (79,505) Total (3,874) 873 (3,001) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 30 31 180 181 365 Over 365 days 12/31/2020 Future contracts 305,076 242,842 108,338 125,197 781,453 Swap contracts 272,932 123,360 118,617 927,540 1,442,449 Option contracts 1,012,965 216,425 250,966 258,493 1,738,849 Forwards 19,013 3,999 972 5 23,989 Credit derivatives 8,515 804 10,741 20,060 NDF Non Deliverable Forward 131,205 124,470 38,006 19,782 313,463 Other derivative financial instruments 15 709 279 5,410 6,413 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.36

III Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2021 NDF Non Other derivative Future Option Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 766,375 663,146 1,857,724 7,427 6,754 59,894 -Over-the-counter market 564,069 100,141 8,575 22,085 220,073 5,582 Financial institutions 474,176 67,082 8,446 22,085 93,908 4,592 Companies 85,482 31,947 129 125,303 990 Individuals 4,411 1,112 862 Total 766,375 1,227,215 1,957,865 16,002 28,839 279,967 5,582 12/31/2020 NDF Non Other derivative Future Option Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 781,453 835,744 1,617,643 23,097 3,743 67,887 -Over-the-counter market 606,705 121,206 892 16,317 245,576 6,413 Financial institutions 531,303 84,865 892 16,317 124,124 5,140 Companies 69,337 35,021 120,476 1,273 Individuals 6,065 1,320 976 Total 781,453 1,442,449 1,738,849 23,989 20,060 313,463 6,413 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.37

IV Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 06/30/2021 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 9,126 1,292 3,700 4,134 -TRS 14,592 14,592 Total by instrument 23,718 15,884 3,700 4,134 By risk rating Investment grade 612 264 278 70 -Below investment grade 23,106 15,620 3,422 4,064 Total by risk 23,718 15,884 3,700 4,134 By reference entity Brazilian government 20,259 14,969 1,678 3,612 -Governments – abroad 230 61 116 53 -Private entities 3,229 854 1,906 469 Total by entity 23,718 15,884 3,700 4,134 12/31/2020 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 8,501 1,181 3,928 3,372 20 TRS 7,854 7,854 Total by instrument 16,355 9,035 3,928 3,372 20 By risk rating Investment grade 752 296 372 84 -Below investment grade 15,603 8,739 3,556 3,288 20 Total by risk 16,355 9,035 3,928 3,372 20 By reference entity Brazilian government 12,433 8,255 1,627 2,551 -Governments – abroad 243 66 122 55 -Private entities 3,679 714 2,179 766 20 Total by entity 16,355 9,035 3,928 3,372 20 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody’s, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.38

06/30/2021 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (9,126) 5,121 (4,005) TRS (14,592) (14,592) Total (23,718) 5,121 (18,597) 12/31/2020 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (8,501) 3,705 (4,796) TRS (7,854) (7,854) Total (16,355) 3,705 (12,650) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.39

V Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2021 Gross amount of Net amount of financial assets Related amounts not offset in the Balance Sheet (2) Gross amount offset in the recognized financial presented in the Balance Total (1) Balance Sheet (3) assets Sheet Financial instruments Cash collateral received Securities purchased under agreements to resell 163,409 163,409 (985) 162,424 Derivatives financial instruments 72,093 72,093 (12,896) 59,197 12/31/2020 Gross amount of Gross amount offset in the Net amount of financial assets Related amounts not offset in the Balance Sheet (2) recognized financial presented in the Balance Total (1) Balance Sheet (3) assets Sheet Financial instruments Cash collateral received Securities purchased under agreements to resell 239,935 239,935 (1,657) 238,278 Derivatives financial instruments 76,504 76,504 (15,621) 60,883 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2021 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in the recognized financial liabilities presented in the Total (1) Balance Sheet (3) liabilities Balance Sheet Financial instruments Cash collateral pledged Securities sold under repurchase agreements 235,211 235,211 (34,896) 200,315 Derivatives financial instruments 65,665 65,665 (12,896) (314) 52,455 12/31/2020 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in the recognized financial liabilities presented in the Total (1) Balance Sheet (3) liabilities Balance Sheet Financial instruments Cash collateral pledged Securities sold under repurchase agreements 273,364 273,364 (42,161) 231,203 Derivatives financial instruments 79,505 79,505 (15,621) (574) 63,310 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. (2) Limited to amounts subject to enforceable master offset agreements and other such agreements. (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.40

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: rate risks: Interest Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.41

06/30/2021 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Notional value used to recognized in Other hedge Assets Liabilities Amount calculate hedge comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements 69,801 (282) (282) 69,801 (282) agreements to resell Loans and lease operations and Hedge of assets transactions 10,333 (52) (52) 10,288 (52) Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements 34,520 (233) (233) 35,516 (233) agreements to resell Hedge of loan operations Loans and lease operations 272 5 5 267 7 Hedge of funding Deposits 2,296 5 5 2,301 5 Hedge of assets denominated in UF Securities 18,822 (21) (21) 18,843 (21) Foreign exchange risk Hedge of highly probable forecast transactions 3,199 58 276 3,199 58 Total 67,146 72,097 (520) (302) 140,215 (518) 12/31/2020 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Notional value used to recognized in Other hedge Assets Liabilities Amount calculate hedge comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements 103,407 (2,423) (2,458) 103,407 (2,429) agreements to resell Loans and lease operations and Hedge of assets transactions 5,673 66 66 5,743 66 Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements 29,533 697 697 31,417 699 agreements to resell Hedge of loan operations Loans and lease operations 327 12 12 316 15 Hedge of funding Deposits 2,007 (10) (10) 1,996 (11) Hedge of assets denominated in UF Securities 16,674 (4) (4) 16,677 (1) Foreign exchange risk Hedge of highly probable forecast transactions 1,314 (105) 148 1,314 (105) Total 53,521 105,414 (1,767) (1,549) 160,870 (1,766) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 218 (R$ 218 at 12/31/2020). 06/30/2021 Hedge Instruments Book Value (*) Variations in fair Variation in value Hedge ineffecti- Amount Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 115,605 96 (567) (567) (13) Swap 21,411 2,296 19,096 (9) (11) 2 Foreign exchange risk Futures 3,199 3,331 58 58 Total 140,215 2,392 22,427 (518) (520) 2 (13) 12/31/2020 Hedge Instruments Book Value (*) Variations in fair Variation in value Hedge ineffecti- Amount Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 140,567 146 (1,664) (1,660) (4) (381) Swap 18,989 2,007 17,006 3 (2) 5 Foreign exchange risk Futures 1,314 5 298 (105) (105) Total 160,870 2,158 17,304 (1,766) (1,767) 1 (381) (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.42

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 06/30/2021 Hedged item Hedge instrument Book Value (2) Variation in fair value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 15,607 (13,540) (13,540) 23,129 (13,605) Total 15,607 (13,540) (13,540) 23,129 (13,605) 12/31/2020 Hedged item Hedge instrument Book Value (2) Variation in fair value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 15,277 (14,598) (14,598) 24,619 (14,601) Total 15,277 (14,598) (14,598) 24,619 (14,601) (1) Hedge instruments consider the gross tax position. (2) Amounts recorded under heading Derivatives. 06/30/2021 Book Value (*) Variations in fair Variation in the value Hedge Amount reclassified Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign amount calculate hedge comprehensive recognized in currency convertion Assets Liabilities ineffectiveness income income reserve into income Foreign exchange risk Futures 9,110 82 (7,161) (7,121) (40) Futures / NDF Non Deliverable 9,149 195 (3,401) (3,369) (32) Futures / Financial Assets 4,870 5,227 2,605 (3,043) (3,050) 7 Total 23,129 5,227 2,882 (13,605) (13,540) (65) 12/31/2020 (*) Variations in fair Variation in the value Hedge Amount reclassified Hedge instruments Book Value Notional value used to recognized in Other ineffectiveness from foreign amount Assets Liabilities calculate hedge comprehensive recognized in currency convertion ineffectiveness income income reserve into income Foreign exchange risk Futures 5,052 31 (3,844) (3,836) (8) Futures / NDF Non Deliverable 15,196 445 (8,006) (7,993) (13) Futures / Financial Assets 4,371 4,556 2,762 (2,751) (2,769) 18 Total 24,619 5,001 2,793 (14,601) (14,598) (3) (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.43

c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 06/30/2021 Hedge Item Hedge Instruments (2) Strategies Book Value (1) Fair value Variation in fair Variation in fair value Notional value used to recognized in amount calculate hedge Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 8,046 8,211 165 8,046 (164) Hedge of funding 10,700 10,861 (161) 10,700 161 Hedge of securities at fair value through other 3,637 3,691 54 3,612 (62) comprehensive income Total 11,683 10,700 11,902 10,861 58 22,358 (65) 12/31/2020 Hedge Item Hedge Instruments (2) Strategies Book Value (1) Fair value Variation in fair Variation in fair value Notional value used to recognized in amount calculate hedge Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 9,205 9,616 411 9,205 (423) Hedge of funding 10,200 11,591 (1,391) 10,200 1,390 Hedge of securities at fair value through other 10,192 10,412 220 10,383 (226) comprehensive income Total 19,397 10,200 20,028 11,591 (760) 29,788 741 (1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations. (2) Comprises the amount of R$ 4,253 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates IBORs. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.44

06/30/2021 Book value (1) Variation in fair value used Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap (2) 22,358 2,071 (65) (7) Total 22,358 2,071 (65) (7) 12/31/2020 Hedge Instruments Book value (1) Variation in fair value used Notional Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap 29,788 2,871 5,812 741 (19) Total 29,788 2,871 5,812 741 (19) (1) Amounts recorded under heading Derivatives. (2) In the period, the amount of R$ 6,001 is no longer qualified as hedge, with no effect on the result because it is a fair value hedge. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.45

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 06/30/2021 12/31/2020 Hedge instruments Hedged item Hedge instruments Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 69,801 161 69,801 103,407 158 103,407 Hedge of highly probable forecast transactions 3,199 58 3,199 1,314 (105) 1,314 Hedge of net investment in foreign operations 23,129 2,345 15,607 24,619 2,208 15,277 Hedge of loan operations (Fair value) 8,046 (164) 8,046 9,205 (423) 9,205 Hedge of loan operations (Cash flow) 267 7 272 316 15 327 Hedge of funding (Fair value) 10,700 161 10,700 10,200 1,390 10,200 Hedge of funding (Cash flow) 2,301 5 2,296 1,996 (11) 2,007 Hedge of assets transactions 10,288 (52) 10,333 5,743 66 5,673 Hedge of asset-backed securities under repurchase agreements 35,516 (49) 34,520 31,417 (11) 29,533 Hedge of assets denominated in UF 18,843 (21) 18,822 16,677 (1) 16,674 Hedge of securities at fair value through other comprehensive income 3,612 (62) 3,637 10,383 (226) 10,192 Total 2,389 3,060 The table below shows the breakdown by maturity of the hedging strategies: 06/30/2021 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 23,698 12,549 14,561 5,088 7,402 6,503 69,801 Hedge of highly probable forecast transactions 3,199 3,199 Hedge of net investment in foreign operations (*) 23,129 23,129 Hedge of loan operations (Fair value) 2,003 2,057 1,221 510 663 1,592 8,046 Hedge of loan operations (Cash flow) 233 34 267 Hedge of funding (Fair value) 127 480 1,210 605 1,608 5,306 1,364 10,700 Hedge of funding (Cash flow) 2,122 179 2,301 Hedge of assets transactions 4,138 6,150 10,288 Hedge of asset-backed securities under repurchase agreements 10,646 14,807 5,444 3,980 639 35,516 Hedge of assets denominated in UF 12,592 6,251 18,843 Hedge of securities at fair value through other comprehensive income 70 68 202 1,788 1,484 3,612 Total 81,957 36,246 28,765 10,385 11,461 15,524 1,364 185,702 12/31/2020 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 70,200 9,077 13,059 5,504 4,848 719 103,407 Hedge of highly probable forecast transactions 1,314 1,314 Hedge of net investment in foreign operations (*) 24,619 24,619 Hedge of loan operations (Fair value) 2,999 1,793 1,297 447 898 1,771 9,205 Hedge of loan operations (Cash flow) 212 104 316 Hedge of funding (Fair value) 213 657 549 176 581 5,448 2,576 10,200 Hedge of funding (Cash flow) 1,765 27 204 1,996 Hedge of assets transactions 3,604 2,139 5,743 Hedge of asset-backed securities under repurchase agreements 22,186 2,297 6,130 804 31,417 Hedge of assets denominated in UF 15,400 1,277 16,677 Hedge of securities at fair value through other comprehensive income 5,876 1,382 10 719 2,396 10,383 Total 148,388 18,753 21,249 6,127 7,850 10,334 2,576 215,277 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.46

Note 8 – Financial assets at fair value through other comprehensive income Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income Securities assets are as follows: 06/30/2021 12/31/2020 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders’ loss stockholders’ loss amount amount (2) equity) equity) Brazilian government securities (1a) 71,710 167 71,877 65,235 2,714 67,949 Other government securities 36 (36) 36 (36) -Government securities – abroad (1b) 33,062 (797) (1) 32,264 34,365 38 (1) 34,402 Argentina 56 (5) 51 Colombia 3,388 (74) 3,314 3,913 73 3,986 Chile 22,106 (626) 21,480 21,639 12 21,651 United States 3,704 3,704 3,751 (1) 3,750 Mexico 1,087 1,087 1,180 1 1,181 Paraguay 2,344 (96) (1) 2,247 3,008 (60) (1) 2,947 Uruguay 377 4 381 874 13 887 Corporate securities (1c) 5,300 (573) (51) 4,676 7,799 (152) (56) 7,591 Shares 1,631 (627) 1,004 1,640 (258) 1,382 Bank deposit certificates 65 65 305 2 307 Debentures 253 (4) (43) 206 956 (23) (44) 889 Eurobonds and other 3,348 58 (5) 3,401 4,895 127 (9) 5,013 Other 3 (3) 3 (3) Total 110,108 (1,203) (88) 108,817 107,435 2,600 (93) 109,942 (1) Financial assets at fair value through other comprehensive income Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 38,585 (R$ 35,203 at 12/31/2020), b) R$ 4,027 (R$ 2,398 at 12/31/2020) and c) R$ 1,547 (R$ 518 at 12/31/2020), totaling R$ 44,159 (R$ 38,119 at 12/31/2020). (2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). The gross carrying amount and the fair value of financial assets through other comprehensive income securities by maturity are as follows: 06/30/2021 12/31/2020 Gross Gross carrying Fair value carrying Fair value amount amount Current 26,120 25,391 33,094 32,872 Non-stated maturity 1,631 1,004 1,640 1,382 Up to one year 24,489 24,387 31,454 31,490 Non-current 83,988 83,426 74,341 77,070 From one to five years 66,615 66,241 52,825 54,452 From five to ten years 11,044 11,116 14,084 14,852 After ten years 6,329 6,069 7,432 7,766 Total 110,108 108,817 107,435 109,942 Equity instruments at fair value through other comprehensive income securities are presented in the table below: 06/30/2021 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders’ equity) Shares 1,631 (627) 1,004 Total 1,631 (627) 1,004 12/31/2020 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders’ equity) Shares 1,640 (258) 1,382 Total 1,640 (258) 1,382 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 06/30/2021 12/31/2020 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 1,631 1,004 1,640 1,382 Non-stated maturity 1,631 1,004 1,640 1,382 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.47

Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2020 06/30/2021 Financial assets at fair value through other comprehensive income (93) 1 4 (88) Brazilian government securities (36) (36) Other (36) (36) Government securities abroad (1) - (1) Corporate securities (56) 1 4 (51) Debentures (44) 1 (43) Eurobonds Other and other (9) 4 (5) (3) (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2019 12/31/2020 Financial assets at fair value through other comprehensive income (86) (8) (17) 18 (93) Brazilian government securities (36) (36) Other (36) (36) Government securities abroad (3) 2 (1) 1 (1) Corporate securities (47) (10) (16) 17 (56) Debentures (43) (1) (44) Eurobond Other and other (1) (10) (15) 17 (9) (3) (3) Note 9 Financial assets at amortized cost Securities The Financial assets at amortized cost Securities are as follows: 06/30/2021 12/31/2020 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss Cost Cost Brazilian government securities (1a) 73,594 (40) 73,554 64,568 (44) 64,524 Government securities – abroad 24,876 (17) 24,859 19,095 (14) 19,081 Colombia 897 897 500 500 Chile 778 778 705 (1) 704 Korea 5,471 (7) 5,464 3,951 (4) 3,947 Spain 7,058 (6) 7,052 4,847 (3) 4,844 Mexico 10,652 (4) 10,648 9,042 (6) 9,036 Uruguay 20 20 50 50 Corporate securities (1b) 42,260 (2,026) 40,234 46,141 (3,007) 43,134 Rural product note 3,670 (32) 3,638 3,499 (25) 3,474 Bank deposit certificates 25 25 30 30 Real estate receivables certificates 4,517 (8) 4,509 4,806 (12) 4,794 Debentures 31,357 (1,966) 29,391 34,849 (2,952) 31,897 Eurobonds and other 367 (11) 356 209 (1) 208 Promissory notes 1,648 (3) 1,645 2,023 (10) 2,013 Other 676 (6) 670 725 (7) 718 Total 140,730 (2,083) 138,647 129,804 (3,065) 126,739 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 14,233 (R$ 13,786 at 12/31/2020); and b) R$ 14,825 (R$ 14,364 at 12/31/2020), totaling R$ 29,058 (R$ 28,150 at 12/31/2020). The amortized cost of Financial assets at amortized cost Securities by maturity is as follows: 06/30/2021 12/31/2020 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 26,166 25,996 38,285 37,672 Up to one year 26,166 25,996 38,285 37,672 Non-current 114,564 112,651 91,519 89,067 From one to five years 89,099 88,065 56,447 55,070 From five to ten years 20,191 19,603 24,434 23,697 After ten years 5,274 4,983 10,638 10,300 Total 140,730 138,647 129,804 126,739 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.48

Reconciliation of expected loss to financial assets at amortized cost securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2020 06/30/2021 Financial assets at amortized cost (185) 36 (43) 15 (177) Brazilian government securities (44) 4 (40) Government securities abroad (14) 13 (17) 1 (17) Chile (1) 1 Korea (4) (3) (7) Spain (3) 1 (4) (6) Mexico (6) 11 (10) 1 (4) Corporate securities (127) 19 (26) 14 (120) Rural product note (23) 14 (11) 3 (17) Real estate receivables certificates (8) (8) Debentures (78) 1 (4) 6 (75) Eurobond and other (1) (1) (11) 2 (11) Other Promissory notes (10) 4 3 (3) (7) 1 (6) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2020 06/30/2021 Financial assets at amortized cost (53) 8 (45) Corporate securities (53) 8 (45) Rural product note (2) 2 Debentures Real estate receivables certificates (4) 4 (47) (2) 4 (45) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2020 06/30/2021 Financial assets at amortized cost (2,827) 630 (23) 359 (1,861) Corporate securities (2,827) 630 (23) 359 (1,861) Rural Debentures product note (15) (15) (2,827) 630 (8) 359 (1,846) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (198) (113) (172) 311 21 (34) (185) Brazilian government securities (52) 8 (44) Government securities abroad 8 (34) 12 (14) Chile (1) (1) Colombia (2) 2 -Korea 7 (14) 3 (4) Spain (3) (3) Mexico 2 (15) 7 (6) Corporate securities (146) (129) (138) 299 21 (34) (127) Rural product note (9) 15 (44) 15 (23) Real estate receivables certificates (2) (10) (9) 13 (8) Debentures (131) (124) (60) 250 21 (34) (78) Eurobond and other (1) (6) (2) 8 (1) Promissory Other notes (3) (7) (10) 10 (10) 3 (13) 3 (7) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (58) (9) (67) 61 54 (21) (13) (53) Corporate securities (58) (9) (67) 61 54 (21) (13) (53) Rural product note (5) (3) 5 1 (2) Real estate receivables certificates (4) (4) Eurobond Debentures and other (53) (1) (67) 55 53 (21) (13) (47) (1) 1 Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 12/31/2020 Financial assets at amortized cost (2,397) (1,278) (238) 1,093 34 13 (54) (2,827) Corporate securities (2,397) (1,278) (238) 1,093 34 13 (54) (2,827) Rural product note (33) (7) (1) 42 (1) Debentures (2,348) (1,287) (207) 1,021 34 13 (53) (2,827) Other (16) 16 (30) 30 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.49

Note 10 Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 06/30/2021 12/31/2020 Individuals 279,646 255,483 Credit card 89,143 87,073 Personal loan 36,407 35,346 Payroll loans 59,351 55,508 Vehicles 25,704 23,290 Mortgage loans 69,041 54,266 Corporate 127,050 134,521 Micro / small and medium companies 126,461 121,955 Foreign loans Latin America 195,191 202,145 Total loans and lease operations 728,348 714,104 Provision for Expected Loss (1) (43,579) (48,322) Total loans and lease operations, net of Expected Credit Loss 684,769 665,782 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (852) (R$ (907) at 12/31/2020) and Commitments to be Released R$ (3,488) (R$ (3,485) at 12/31/2020). By maturity 06/30/2021 12/31/2020 Overdue as from 1 day 22,343 18,683 Falling due up to 3 months 185,940 172,497 Falling due from 3 months to 12 months 206,127 181,033 Falling due after 1 year 313,938 341,891 Total loans and lease operations 728,348 714,104 By concentration 06/30/2021 12/31/2020 Largest debtor 6,394 7,243 10 largest debtors 33,764 37,863 20 largest debtors 50,322 54,812 50 largest debtors 79,633 83,438 100 largest debtors 110,966 112,333 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.50

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 1 (1) Derecognition 12/31/2020 Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 06/30/2021 Individuals 199,158 (13,847) (614) 6,679 33,641 225,017 Corporate 123,665 (181) (29) 462 1 (4,324) 119,594 Micro / Small and medium companies 96,784 (6,641) (476) 5,163 78 6,992 101,900 Foreign loans Latin America 167,601 (4,953) (284) 2,856 6 (841) 164,385 Total 587,208 (25,622) (1,403) 15,160 85 35,468 610,896 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 2 Derecognition 12/31/2020 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 06/30/2021 Individuals 30,793 (6,679) (3,289) 13,847 542 (3,198) 32,016 Corporate 2,793 (462) (146) 181 21 (639) 1,748 Micro / Small and medium companies 15,965 (5,163) (1,430) 6,641 376 (1,135) 15,254 Foreign loans Latin America 16,692 (2,856) (1,520) 4,953 547 (2,359) 15,457 Total 66,243 (15,160) (6,385) 25,622 1,486 (7,331) 64,475 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 3 Derecognition 12/31/2020 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 06/30/2021 Individuals 25,532 (542) 614 3,289 (6,120) (160) 22,613 Corporate 8,063 (1) (21) 29 146 (441) (2,067) 5,708 Micro / Small and medium companies 9,206 (78) (376) 476 1,430 (1,023) (328) 9,307 Foreign loans Latin America 17,852 (6) (547) 284 1,520 (1,160) (2,594) 15,349 Total 60,653 (85) (1,486) 1,403 6,385 (8,744) (5,149) 52,977 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2020 (Settlement) 06/30/2021 Individuals 255,483 (6,120) 30,283 279,646 Corporate 134,521 (441) (7,030) 127,050 Micro / Small and medium companies 121,955 (1,023) 5,529 126,461 Foreign loans Latin America 202,145 (1,160) (5,794) 195,191 Total (2) 714,104 (8,744) 22,988 728,348 (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Comprises R$ 15,896 pegged to Libor. Reconciliation of gross portfolio of loan and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 1 (1) Derecognition 12/31/2019 Stage 2 Stage 3 the Stage 2 the Stage 3 (Settlement) 12/31/2020 Individuals 199,907 (32,363) (1,779) 10,186 38 23,169 199,158 Corporate 91,448 (2,822) (82) 996 299 33,826 123,665 Micro / Small and medium companies 77,722 (14,370) (1,501) 4,827 875 29,231 96,784 Foreign loans Latin America 132,812 (12,793) (2,456) 3,229 47 46,762 167,601 Total 501,889 (62,348) (5,818) 19,238 1,259 132,988 587,208 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 2 Derecognition 12/31/2019 Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2020 Individuals 19,070 (10,186) (7,158) 32,363 964 (4,260) 30,793 Corporate 911 (996) (370) 2,822 51 375 2,793 Micro / Small and medium companies 7,225 (4,827) (2,193) 14,370 483 907 15,965 Foreign loans Latin America 14,714 (3,229) (11,998) 12,793 834 3,578 16,692 Total 41,920 (19,238) (21,719) 62,348 2,332 600 66,243 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 3 Derecognition 12/31/2019 Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2020 Individuals 21,513 (38) (964) 1,779 7,158 (11,764) 7,848 25,532 Corporate 8,430 (299) (51) 82 370 570 (1,039) 8,063 Micro / Small and medium companies 5,786 (875) (483) 1,501 2,193 (1,836) 2,920 9,206 Foreign loans Latin America 6,253 (47) (834) 2,456 11,998 (608) (1,366) 17,852 Total 41,982 (1,259) (2,332) 5,818 21,719 (13,638) 8,363 60,653 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2019 (Settlement) 12/31/2020 Individuals 240,490 (11,764) 26,757 255,483 Corporate 100,789 570 33,162 134,521 Micro / Small and medium companies 90,733 (1,836) 33,058 121,955 Foreign loans Latin America 153,779 (608) 48,974 202,145 Total (2) 585,791 (13,638) 141,951 714,104 (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Comprises R$ 40,454 pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.51

c) Expected credit loss Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 1 (1) Derecognition 12/31/2020 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 06/30/2021 Individuals (5,403) 638 76 (310) (735) (5,734) Corporate (740) 2 (33) 43 (728) Micro / Small and medium companies (1,273) 270 30 (237) (32) (28) (1,270) Foreign loans Latin America (2,389) 133 6 (67) (1) 121 (2,197) Total (9,805) 1,043 112 (647) (33) (599) (9,929) Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 2 Derecognition 12/31/2020 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 06/30/2021 Individuals (3,255) 310 1,170 (638) (37) (1,214) (3,664) Corporate (1,261) 33 23 (2) (7) 304 (910) Micro / Small and medium companies (1,337) 237 342 (270) (68) (243) (1,339) Foreign loans Latin America (2,029) 67 259 (133) (164) 29 (1,971) Total (7,882) 647 1,794 (1,043) (276) (1,124) (7,884) Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 3 Derecognition 12/31/2020 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 06/30/2021 Individuals (12,472) 37 (76) (1,170) 6,120 (3,573) (11,134) Corporate (5,952) 7 (23) 441 1,999 (3,528) Micro / Small and medium companies (3,759) 32 68 (30) (342) 1,023 (1,209) (4,217) Foreign loans Latin America (8,452) 1 164 (6) (259) 1,160 505 (6,887) Total (30,635) 33 276 (112) (1,794) 8,744 (2,278) (25,766) Balance at (Increase) / Closing balance Consolidated 3 Stages Derecognition (2) 12/31/2020 Reversal at 06/30/2021 Individuals (21,130) 6,120 (5,522) (20,532) Corporate (7,953) 441 2,346 (5,166) Micro / Small and medium companies (6,369) 1,023 (1,480) (6,826) Foreign loans Latin America (12,870) 1,160 655 (11,055) Total (48,322) 8,744 (4,001) (43,579) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Comprises Expected Credit Loss for Financial Guarantees R$ (852) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,488) (R$ (3,485) at 12/31/2020). Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 1 (1) Derecognition balance 12/31/2019 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 12/31/2020 Individuals (5,215) 1,541 197 (525) (1,401) (5,403) Corporate (506) 205 3 (180) (17) (245) (740) Micro / Small and medium companies (1,092) 698 90 (306) (41) (622) (1,273) Foreign loans Latin America (1,353) 275 513 (104) (12) (1,708) (2,389) Total (8,166) 2,719 803 (1,115) (70) (3,976) (9,805) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 2 Derecognition balance 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2020 Individuals (2,811) 525 2,872 (1,541) (69) (2,231) (3,255) Corporate (91) 180 63 (205) (9) (1,199) (1,261) Micro / Small and medium companies (890) 306 550 (698) (92) (513) (1,337) Foreign loans Latin America (2,765) 104 2,084 (275) (218) (959) (2,029) Total (6,557) 1,115 5,569 (2,719) (388) (4,902) (7,882) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 3 Derecognition balance 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2020 Individuals (11,427) 69 (197) (2,872) 11,764 (9,809) (12,472) Corporate (6,288) 17 9 (3) (63) (570) 946 (5,952) Micro / Small and medium companies (2,567) 41 92 (90) (550) 1,836 (2,521) (3,759) Foreign loans Latin America (2,503) 12 218 (513) (2,084) 608 (4,190) (8,452) Total (22,785) 70 388 (803) (5,569) 13,638 (15,574) (30,635) Closing Balance at (Increase) / Consolidated 3 Stages Derecognition (2) balance at 12/31/2019 Reversal (3) 12/31/2020 Individuals (19,453) 11,764 (13,441) (21,130) Corporate (6,885) (570) (498) (7,953) Micro / Small and medium companies (4,549) 1,836 (3,656) (6,369) Foreign loans Latin America (6,621) 608 (6,857) (12,870) Total (37,508) 13,638 (24,452) (48,322) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a). (3) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.52

0 d) Lease operations Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2021 12/31/2020 Payments Future financial Present Payments Future financial Present receivable income value receivable income value Current 2,628 (620) 2,008 2,277 (597) 1,680 Up to 1 year 2,628 (620) 2,008 2,277 (597) 1,680 Non-current 9,017 (2,595) 6,422 10,553 (2,956) 7,597 From 1 to 2 years 1,599 (402) 1,197 1,809 (472) 1,337 From 2 to 3 years 1,282 (337) 945 1,424 (398) 1,026 From 3 to 4 years 1,021 (283) 738 1,153 (337) 816 From 4 to 5 years 802 (243) 559 930 (289) 641 Over 5 years 4,313 (1,330) 2,983 5,237 (1,460) 3,777 Total 11,645 (3,215) 8,430 12,830 (3,553) 9,277 Financial lease revenues are composed of: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Financial Income 174 158 362 324 Variable payments 2 9 6 21 Total 176 167 368 345 e) Operations of securitization or transfer and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 06/30/2021 12/31/2020 Assets Liabilities (*) Assets Liabilities (*) Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 284 290 283 287 349 366 347 362 Working capital 885 885 895 895 1,297 1,299 1,310 1,312 Total 1,169 1,175 1,178 1,182 1,646 1,665 1,657 1,674 (*) Under Other liabilities. From 01/01 to 06/30/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 561, net of the Allowance for Loan Losses (R$ 91 from 01/01 to 06/30/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.53

Note 11 Investments in associates and joint ventures a} The following table presents non-material individual investments of ITAU UNIBANCO HOLDING: 0613012021 01 101 to 0613012021 Investment Equity in Other comprehensive Total Income earnings income 1 Associates < > 5,834 870 (17) 853 Joint ventures <2> 230 (40) (40) Total 6,064 830 (17) 813 1213112020 01 101 to 0613012020 Investment Equity in Other comprehensive Total Income earnings income 1 Associates < > 15,344 684 (16) 668 Joint ventures 2 < > 226 (80) (80) Total 15,570 604 (16) 588 (1} At 06/.JCVl021, this includes interest in total capital and voting capital ofthe following conpanies: Pravaler S.A. (52.64% total caplal and 42.37% voting caplal, 52.65% total caplal and 42.42% voting caplal at 1213112020}; Porto Seguro /tali Unibanco Participa¢es S.A. (42.93% total and voting capital; 42.93% at 1213112020}; BSF Holding SA. (49% total and voting capital; 49% at 1213112020}; Gestora de Jrteligencia de Credlo SA. (20% total and voting caplal; 20% at 12131/2020}, ConfJaflia Uruguaya de Medos de Procesamierto SA (31.47% tdal and voting caplal; 31.47% at 1213112020}; Rias Redbanc S.A. (25% total and voting capital; 25% at 1213112020}; Kinea Private Equly lnvestimentos S.A. (80% tdal capital and 49% voting capital; 80% tdal caplal and 49% voting caplal at 1213112020} and Temologia Bancaria SA. (28.05% total caplal and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 1213112020}. At 05131/2021 occurred the spin-off of the investmeri in XP Inc. (Note 3} (41% total caplal and 29.32% voting caplal at 1213112020}. As tium April 20, 2020, /TAU UN/BANCO HOLDING does nd exercise significant influence on IRB-Brasil Resseguros S.A., so thalls ownership interest is no longerclassified as associate and started being classified as financial Asset at Fair Value through other CoirJJrehensive Income. (2) At 0613012021, this includes interest in total and voting capital of the following companies: Olimpia Promoqao e Servk;os S.A. (50% total and voting capital; 50”/o at 1213112020); ConectCar Soluc;Oes de Mobilidade Eletr6nica S.A. (50% total and voting capital; 50% at 1213112020) and includes result not arising from subsidiaries’ net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.54

Note 12 – Lease Operations Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 06/30/2021, total cash outflow with lease amounted to R$ 693 and lease agreements in the amount of R$ 115 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 06/30/2021 12/31/2020 Up to 3 months 314 333 3 months to 1 year 904 945 From 1 to 5 years 3,185 2,830 Over 5 years 1,186 1,930 Total Financial Liability 5,589 6,038 Lease amounts recognized in the Consolidated Statement of Income: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Sublease revenues 6 2 8 6 Depreciation expenses (286) (314) (618) (637) Interest expenses (66) (44) (143) (118) Lease expenses for low value assets (19) (22) (38) (43) Variable expenses not include in lease liabilities (15) (15) (35) (33) Total (380) (393) (826) (825) In the period from 01/01 to 06/30/2021 and 01/01 to 06/30/2020, there was no impairment adjustment. Note 13 Fixed assets 06/30/2021 (1) Annual Fixed Assets depreciation Cost Depreciation Impairment Residual rates Real estate 7,280 (3,774) (110) 3,396 Land 1,120 1,120 Buildings and Improvements 4% to 10% 6,160 (3,774) (110) 2,276 Other fixed assets 13,572 (10,161) (37) 3,374 Installations and furniture 10% to 20% 3,308 (2,365) (10) 933 Data processing systems 20% to 50% 8,307 (6,640) (27) 1,640 Other (2) 10% to 20% 1,957 (1,156) 801 Total 20,852 (13,935) (147) 6,770 (1) The contractual commitments for purchase of the fixed assets totaled R$ 13, achievable by 2024 (Note 32b 3.2 Off balance commitments). (2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. 12/31/2020 Fixed Assets (1) Annual depreciation Cost Depreciation Impairment Residual rates Real estate 7,106 (3,735) (115) 3,256 Land 1,102 1,102 Buildings and Improvements 4% to 10% 6,004 (3,735) (115) 2,154 Other fixed assets 13,492 (9,779) (32) 3,681 Installations and furniture 10% to 20% 3,248 (2,271) (5) 972 Data processing systems 20% to 50% 8,274 (6,400) (27) 1,847 Other (2) 10% to 20% 1,970 (1,108) 862 Total 20,598 (13,514) (147) 6,937 (1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 Off balance commitments). (2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.55

Note 14 Goodwill and Intangible assets Intangible assets Goodwill and Association for the intangible from promotion and offer of Internally developed Other intangible Total acquisition Software Acquired (1) financial products and software assets services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 Acquisitions 5 483 1,357 453 2,298 Rescissions / disposals (11) (35) (11) (117) (174) Exchange variation (601) (182) (230) (34) (1,047) Other (3) (13) (7) 42 1 23 Balance at 06/30/2021 13,334 2,638 6,744 9,010 3,577 35,303 Amortization Balance at 12/31/2020 (1,347) (3,680) (3,288) (1,410) (9,725) Amortization expense (2) (55) (409) (539) (274) (1,277) Rescissions / disposals 4 10 96 110 Exchange variation 78 116 23 217 Other (3) 6 (25) (1) (20) Balance at 06/30/2021 (1,318) (3,994) (3,817) (1,566) (10,695) Impairment (Note 2.4h) Balance at 12/31/2020 (5,772) (789) (204) (383) (7,148) Increase (428) (428) Disposals 33 33 Exchange variation 348 98 446 Balance at 06/30/2021 (5,424) (691) (171) (811) (7,097) Book value Balance at 06/30/2021 7,910 629 2,579 4,382 2,011 17,511 (1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (308) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23). (3) Includes the total amount of R$ 18 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.56

Intangible assets Goodwill and Association for the intangible from promotion and offer Software Acquired Internally developed Other intangible Total acquisition of financial products software assets (1) and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Acquisitions 287 795 1,968 541 3,591 Rescissions / disposals (1,121) (20) (137) (1,278) Exchange variation 2,514 320 901 232 3,967 Other (3) (16) 10 (333) (339) Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 Amortization Balance at 12/31/2019 (1,057) (3,206) (2,497) (1,242) (8,002) Amortization expense (2) (174) (825) (779) (457) (2,235) Rescissions / disposals 834 136 970 Exchange variation (126) (451) (174) (751) Other (3) 10 (32) (12) 327 293 Balance at 12/31/2020 (1,347) (3,680) (3,288) (1,410) (9,725) Impairment (Note 2.4h) Balance at 12/31/2019 (171) (370) (541) Incresase (5,772) (789) (33) (13) (6,607) Disposals Balance at 12/31/2020 (5,772) (789) (204) (383) (7,148) Book value Balance at 12/31/2020 8,187 686 2,600 3,993 1,864 17,330 (1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23). (3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 3,375 (R$ 3,606 at 12/31/2020). ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025. The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca’s market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate. Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.57

Note 15 Deposits 06/30/2021 12/31/2020 Current Non-current Total Current Non-current Total Interest-bearing deposits 332,483 324,284 656,767 376,139 297,995 674,134 Savings deposits 184,228 184,228 179,470 179,470 Interbank deposits 2,608 284 2,892 3,185 245 3,430 Time deposits 145,647 324,000 469,647 193,484 297,750 491,234 Non-interest bearing deposits 136,734 136,734 134,876 134,876 Demand deposits 136,318 136,318 134,805 134,805 Other deposits 416 416 71 71 Total 469,217 324,284 793,501 511,015 297,995 809,010 Note 16 – Financial liabilities designated at fair value through profit or loss 06/30/2021 12/31/2020 Current Non-current Total Current Non-current Total Structured notes Debt securities 1 119 120 11 132 143 Total 1 119 120 11 132 143 The effect of credit risk of these instruments is not significant at 06/30/2021 and 12/31/2020. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.58

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 06/30/2021 12/31/2020 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 87,112 115 87,227 45,961 564 46,525 Government securities 3.80% to 4.15% 64,686 64,686 22,088 22,088 Corporate securities 45% of CDI to 87% of CDI 20,620 20,620 20,773 20,773 Own issue 82.5% of CDI to 16.40% 454 20 474 1,965 20 1,985 Foreign 0.03% to 27.99% 1,352 95 1,447 1,135 544 1,679 Assets received as collateral 3.80% to 4.15% 90,538 90,538 151,370 - 151,370 Right to sell or repledge the collateral 0.25% to 10.0% 11,108 46,338 57,446 27,851 47,618 75,469 Total 188,758 46,453 235,211 225,182 48,182 273,364 b) Interbank market funds 06/30/2021 12/31/2020 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial bills 100% of CDI to 100% IGPM 23,701 9,766 33,467 21,898 21,691 43,589 Real state credit bills 88% of CDI to 11.58% 4,628 1,671 6,299 2,600 1,605 4,205 Agribusiness credit bills 1.78% to 11.40% 6,877 3,548 10,425 10,166 4,119 14,285 Guaranteed real state notes 95% of CDI to 9.46% 527 17,094 17,621 437 10,592 11,029 Import and export financing 0% to 9.60% 52,147 22,846 74,993 56,148 15,322 71,470 On-lending-domestic 0% to 18% 3,668 6,909 10,577 3,672 7,785 11,457 Total (*) 91,548 61,834 153,382 94,921 61,114 156,035 (*) Comprises R$ 31,182 (R$ 34,372 at 12/31/2020) pegged to Libor. Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 06/30/2021 12/31/2020 Interest rate (p.a.) Non- Non- Current Total Current Total current current Subordinated debt (1) LIB to IGPM + 4.63% 11,633 57,366 68,999 12,125 62,791 74,916 Obligations on securities abroad -3.61% to 29.75% 6,348 52,565 58,913 6,636 55,797 62,433 Raisings through Structured Operations Certificates (2) 1.54% to IPCA + 3.13% 371 413 784 578 381 959 Total 18,352 110,344 128,696 19,339 118,969 138,308 (1) At 06/30/2021, the amount of R$ 33,714 (R$ 41,000 at 12/31/2020) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 06/30/2021, the fair value of raisings through Structured Operations Certificates issued is R$ 820 (R$ 1,018 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.59

Note 18 Other assets and liabilities a) Other assets 06/30/2021 12/31/2020 Financial 91,281 93,261 At Amortized Cost 91,124 93,255 Receivables from credit card issuers 47,927 43,511 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 12,428 12,693 Trading and intermediation of securities 21,614 28,254 Income receivable 2,988 2,979 Operations without credit granting characteristics, net of provisions 3,442 3,476 Insurance and reinsurance operations 1,407 1,322 Net amount receivables from reimbursement of provisions (Note 29d) 945 919 Deposits in guarantee of fund raisings abroad 243 101 Other 130 At Fair Value Through Profit or Loss 157 6 Other financial assets 157 6 Non-financial 16,873 15,773 Sundry foreign 1,914 717 Prepaid expenses 4,732 4,404 Sundry domestic 3,152 2,555 Assets of post-employment benefit plans (Note 26e) 576 585 Lease right-of-use 4,680 4,908 Other 1,819 2,604 Current 89,830 89,632 Non-current 18,324 19,402 b) Other liabilities 06/30/2021 12/31/2020 Financial 124,972 118,929 At Amortized Cost 124,841 118,924 Credit card operations 95,325 92,580 Trading and intermediation of securities 17,518 15,121 Foreign exchange portfolio 1,666 859 Lease liabilties 4,875 5,069 Other 5,457 5,295 At Fair Value Through Profit or Loss 131 5 Other financial liabilities 131 5 Non-financial 51,754 38,511 Funds in transit 22,977 16,071 Charging and collection of taxes and similar 7,957 339 Social and statutory 5,540 6,759 Deferred income 3,312 3,201 Sundry domestic 2,558 3,023 Personnel provision 2,318 1,900 Provision for sundry payments 2,516 2,576 Obligations on official agreements and rendering of payment services 1,290 1,326 Liabilities from post-employment benefit plans (Note 26e) 2,052 2,083 Other 1,234 1,233 Current 167,574 147,993 Non-current 9,152 9,447 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.60

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 06/30/2021 Number Amount Residents in Brazil at 12/31/2020 4,929,824,281 Common1,820,159,657 Preferred 6,749,983,938 Total 66,885 Residents abroad at 12/31/2020 28,466,0783,025,685,332 3,054,151,410 30,263 Shares of capital stock at 12/31/2020 (2) 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 06/30/2021 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil at 06/30/2021 4,933,643,2031,709,195,500 6,642,838,703 61,474 Residents abroad at 06/30/2021 24,647,1563,136,649,489 3,161,296,645 29,255 Treasury shares at 12/31/2020 (1) 41,678,452 41,678,452 (907) Result from delivery of treasury shares (17,430,255) (17,430,255) 379 Treasury shares at 06/30/2021 (1) 24,248,197 24,248,197 (528) Outstanding shares at 06/30/2021 4,958,290,359 4,821,596,792 9,779,887,151 Outstanding shares at 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 12/31/2020 Number Amount Common Preferred Total Residents in Brazil at 12/31/2019 4,931,023,4161,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,9433,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2020 4,929,824,2811,820,159,657 6,749,983,938 66,885 Residents abroad at 12/31/2020 (1) 28,466,078 3,025,685,332 3,054,151,410 30,263 Treasury shares at 12/31/2019 58,533,585 58,533,585 (1,274) Result from delivery of treasury shares (16,855,133) (16,855,133) 367 Treasury shares at 12/31/2020 (1) 41,678,452 41,678,452 (907) Outstanding shares at 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) Partial spin-off (Note 3). Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares. 06/30/2021 Cost / market value Common Preferred Average cost 21.76 Market value at 06/30/2021 26.74 29.80 12/31/2020 Cost / market value Common Preferred Average cost 21.76 Market value at 12/31/2020 27.93 31.63 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.61

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. l Calculation of dividends and interest on capital 06/30/2021 06/30/2020 Statutory net income 12,793 6,715 Adjustments: (-) Legal reserve 5% (640) (336) Dividend calculation basis 12,153 6,379 Minimum mandatory dividend 25% 3,038 1,595 Dividends and Interest on Capital Paid / Accrued 3,038 1,595 ll Stockholders’ compensation 06/30/2021 Gross value WHT (With Value Net per share (R$) holding tax) Paid / Prepaid 733 733 Dividends 5 monthly installments paid from February to June 2021 0.0150 733 733 Accrued (Recorded in Other Liabilities Social and Statutory) 2,686 (381) 2,305 Dividends 1 monthly installment paid on 07/01/2021 0.0150 147 147 Interest on capital credited on 03/16/2021 to be paid on 08/26/2021 0.0430 495 (74) 421 Interest on capital credited on 04/16/2021 to be paid on 08/26/2021 0.0480 552 (83) 469 Interest on capital credited on 05/13/2021 to be paid on 08/26/2021 0.0414 477 (72) 405 Interest on capital 0.0883 1,015 (152) 863 Total from 01/01 to 06/30/2021 3,419 (381) 3,038 06/30/2020 Gross value WHT (With Value Net per share (R$) holding tax) Paid / Prepaid 732 732 Dividends 5 monthly installments paid from February to June 2020 0.0150 732 732 Accrued (Recorded in Other Liabilities Social and Statutory) 663 (78) 585 Dividends 1 monthly installment paid on 07/01/2020 0.0150 146 146 Interest on capital 0.0450 517 (78) 439 Total from 01/01 to 06/30/2020 1,395 (78) 1,317 c) Capital reserves and profit reserves 06/30/2021 12/31/2020 Capital reserves 1,990 2,326 Premium on subscription of shares 284 284 Share-based payment 1,702 2,038 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves 55,158 47,347 Legal (1) 12,914 12,274 Statutory (2)(3) 53,761 46,590 Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) Total reserves at parent company 57,148 49,673 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Includes R$ 1,114 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.62

d) Non-controlling interests Stockholders’ equity Income 01/01 to 01/01 to 06/30/2021 12/31/2020 06/30/2021 06/30/2020 Itaú CorpBanca 9,369 9,891 679 (3,536) Itaú CorpBanca Colômbia S.A. 444 491 25 15 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 663 580 83 71 Luizacred S.A. Soc. Cred. Financiamento Investimento 427 385 42 17 Other 157 185 42 26 Total 11,060 11,532 871 (3,407) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.63

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Partner Plan (17) (45) (52) (97) Share-based plan (89) (108) (192) (200) Total (106) (153) (244) (297) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 06/30/2021 06/30/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (2,007,210) (809,645) Closing balance 30,726,543 37,560,862 Weighted average of remaining contractual life (years) 2.31 2.20 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.64

II Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2021 06/30/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 14,371,723 13,463,678 Delivered (10,814,168) (10,574,321) Cancelled (1,269,818) (185,621) Closing balance 29,694,968 22,924,670 Market value weighted average (R$) 28.60 33.52 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.65

Note 21 Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Compulsory deposits in the Central Bank of Brazil 645 577 1,066 1,400 Interbank deposits 119 152 403 638 Securities purchased under agreements to resell 1,689 3,209 3,771 6,866 Financial assets at fair value through other comprehensive income 1,624 4,789 6,748 10,256 Financial assets at amortized cost 1,031 863 2,155 1,565 Loan operations 17,074 18,952 37,928 43,472 Other financial assets 130 85 (216) Total 22,182 28,672 52,156 63,981 b) Interest and similar expense 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Deposits (4,346) (4,204) (7,238) (9,545) Securities sold under repurchase agreements (1,777) (4,385) (2,756) (7,060) Interbank market funds 3,107 (5,501) (6,380) (29,731) Institutional market funds (2,046) (1,961) (4,354) (4,235) Financial expense from technical provisions for insurance and private pension (3,867) (5,244) (3,535) (437) Other (8) (48) (8) (79) Total (8,937) (21,343) (24,271) (51,087) c) Income of financial assets and liabilities at fair value through profit or loss 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Securities 5,749 9,696 4,123 3,771 Derivatives (*) (5,330) (2,026) 2,071 (4,738) Financial assets designated at fair value through profit or loss 384 100 (31) (383) Other financial assets at fair value through profit or loss (81) (62) Financial liabilities at fair value through profit or loss 102 72 Financial liabilities designated at fair value (18) 2 (3) 54 Total 806 7,772 6,170 (1,296) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 06/30/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 987 of Expected Losses (R$ (663) at 06/30/2020) with reversal of R$ 5 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (29) at 06/30/2020) and reversal of R$ 982 for Financial Assets – Amortized Cost (R$ (634) at 06/30/2020). Note 22 Commissions and Banking Fees 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Credit and debit cards 3,729 2,973 7,238 6,667 Current account services 1,887 1,943 3,802 3,996 Asset management 1,674 1,645 3,411 3,499 Funds 1,528 1,503 3,078 3,191 Consortia 146 142 333 308 Credit operations and financial guarantees provided 620 525 1,207 1,130 Credit operations 331 185 624 448 Financial guarantees provided 289 340 583 682 Collection services 502 437 989 911 Advisory services and brokerage 728 476 1,524 1,249 Custody services 146 135 297 272 Other 976 510 1,597 1,002 Total 10,262 8,644 20,065 18,726 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.66

Note 23 General and administrative expenses 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Personnel expenses (6,685) (6,057) (14,242) (12,026) Compensation (2,527) (2,472) (5,049) (4,836) Employees’ profit sharing (1,323) (978) (2,549) (1,962) Welfare benefits (1,083) (1,024) (2,148) (2,003) Provision for labor claims and dismissals (854) (698) (2,706) (1,457) Payroll charges (865) (805) (1,698) (1,584) Share-based payment (Note 20) (17) (45) (52) (97) Training (18) (17) (33) (42) Other 2 (18) (7) (45) Administrative expenses (3,669) (4,821) (7,416) (8,482) Third party services, Financial services expenses, Security and Transportation (1,719) (1,693) (3,485) (3,323) Data processing and telecommunications (949) (956) (1,911) (1,877) Installations (420) (507) (789) (949) Advertising, promotions and publicity (183) (227) (435) (488) Materials (103) (120) (192) (188) Travel expenses (8) (13) (17) (65) Other (1) (287) (1,305) (587) (1,592) Depreciation and Amortization (1,261) (1,237) (2,568) (2,448) Other expenses (2,818) (8,170) (6,662) (10,235) Selling credit cards (1,147) (840) (2,312) (2,186) Claims losses (255) (198) (468) (410) Loss on sale of other assets, fixed assets and investments in associates and joint (24) (112) (102) (236) ventures Provision for lawsuits civil (Note 29) (251) (202) (493) (422) Provision for tax and social security lawsuits 86 (69) 16 424 Refund of interbank costs (86) (64) (163) (128) Impairment (2) (428) (5,906) (428) (5,906) Other (713) (779) (2,712) (1,371) Total (14,433) (20,285) (30,888) (33,191) (1) At 06/30/2020 comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 33a). (2) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.67

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income 20.00% a) Expenses for taxes and contributions Breakdown of income tax and social contribution calculation on net income: 04/01 to 04/01 to 01/01 to 01/01 to Due on operations for the period 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Income / (loss) before income tax and social contribution 13,985 (4,235) 22,523 (13,522) Charges (income tax and social contribution) at the rates in effect (6,293) 1,906 (10,135) 6,085 Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 292 120 357 188 Foreign exchange variation on investments abroad (1,035) 1,027 (436) 7,483 Interest on capital 461 683 1,126 1,409 Other nondeductible expenses net of non taxable income (*) 5,614 (6,296) 4,789 (21,773) Income tax and social contribution expenses (961) (2,560) (4,299) (6,608) Related to temporary differences Increase / (reversal) for the period (4,285) 4,892 (3,265) 21,905 (Expenses) / Income from deferred taxes (4,285) 4,892 (3,265) 21,905 Total income tax and social contribution expenses (5,246) 2,332 (7,564) 15,297 (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.68

b) Deferred taxes I The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2020 Increase 06/30/2021 Reversal Reflected in income 60,248 (16,829) 13,476 56,895 Provision for expected loss 27,933 (2,279) 2,976 28,630 Related to tax losses and social contribution loss carryforwards 5,528 (1,061) 200 4,667 Provision for profit sharing 1,903 (1,903) 1,495 1,495 Provision for devaluation of securities with permanent impairment 1,570 (641) 202 1,131 Provisions 5,845 (783) 1,253 6,315 Civil lawsuits 1,331 (245) 242 1,328 Labor claims 3,056 (490) 953 3,519 Tax and social security lawsuits 1,458 (48) 58 1,468 Legal obligations 774 (32) 64 806 Adjustments of operations carried out on the futures settlement market 52 (52) 25 25 Adjustment to Fair Value of Financial Assets At Fair Value Through Profit 8,315 (8,315) 4,517 4,517 or Loss Provision relating to health insurance operations 356 3 359 Other 7,972 (1,763) 2,741 8,950 Reflected in stockholders’ equity 1,375 (489) 287 1,173 Adjustment to Fair Value of Financial Assets At Fair Value Through Other 60 287 347 Comprehensive Income Cash flow hedge 758 (489) 269 Other 557 557 Total (1) (2) 61,623 (17,318) 13,763 58,068 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,635 and R$ 270, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2019 Increase 12/31/2020 Reversal Reflected in income 43,380 (12,631) 29,499 60,248 Provision for expected loss 22,860 (3,885) 8,958 27,933 Related to tax losses and social contribution loss carryforwards 2,585 (540) 3,483 5,528 Provision for profit sharing 2,162 (2,162) 1,903 1,903 Provision for devaluation of securities with permanent impairment 1,530 (877) 917 1,570 Provisions 6,208 (2,064) 1,701 5,845 Civil lawsuits 1,413 (547) 465 1,331 Labor claims 3,251 (1,338) 1,143 3,056 Tax and social security lawsuits 1,544 (179) 93 1,458 Legal obligations 723 (7) 58 774 Adjustments of operations carried out in futures settlement market 84 (84) 52 52 Adjustment to Fair Value of Financial Assets At Fair Value Through Profit 738 (738) 8,315 8,315 or Loss Provision relating to health insurance operations 348 8 356 Other 6,142 (2,274) 4,104 7,972 Reflected in stockholders’ equity 2,354 (1,191) 212 1,375 Adjustment to Fair Value of Financial Assets At Fair Value Through Other 766 (762) 56 60 Comprehensive Income Cash flow hedge 1,187 (429) 758 Other 401 156 557 Total (1) (2) 45,734 (13,822) 29,711 61,623 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively. (2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.69

II The deferred tax liabilities and its changes are represented by: Realization / 12/31/2020 Increase 06/30/2021 reversal Reflected in income 4,853 (810) 581 4,624 Depreciation in excess finance lease 145 (3) 142 Adjustment of deposits in guarantee and provisions 1,404 (1) 16 1,419 Post-employment benefits 180 (23) 5 162 Adjustments of operations carried out on the futures settlement market 452 (452) 370 370 Adjustment to Fair Value of Financial Assets At Fair Value Through Profit 136 (136) 90 90 or Loss Taxation of results abroad – capital gains 644 (5) 20 659 Other 1,892 (190) 80 1,782 Reflected in stockholders’ equity 608 (580) 51 79 Adjustment to Fair Value of Financial Assets At Fair Value Through Other 601 (577) 51 75 Comprehensive Income Cash flow hedge 4 (3) 1 Post-employment benefits 3 3 Total (*) 5,461 (1,390) 632 4,703 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,635 and R$ 270, respectively. Realization / 12/31/2019 Increase 12/31/2020 reversal Reflected in income 6,610 (2,951) 1,194 4,853 Depreciation in excess finance lease 202 (57) 145 Adjustment of deposits in guarantee and provisions 1,531 (133) 6 1,404 Post-employment benefits 282 (111) 9 180 Adjustments of operations carried out on the futures settlement market 1,330 (1,330) 452 452 Adjustment to Fair Value of Financial Assets At Fair Value Through Profit 1,149 (1,149) 136 136 or Loss Taxation of results abroad – capital gains 581 63 644 Other 1,535 (171) 528 1,892 Reflected in stockholders’ equity 1,268 (859) 199 608 Adjustment to Fair Value of Financial Assets At Fair Value Through Other Comprehensive Income 1,228 (826) 199 601 Cash flow hedge 30 (26) 4 Post-employment benefits 10 (7) 3 Total (*) 7,878 (3,810) 1,393 5,461 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively. III The estimate of realization and present value of deferred tax assets and deferred tax liabilities are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities differences taxes carryforwards 2021 12,119 22.6% 401 8.6% 12,520 21.5% (180) 3.8% 12,340 23.2% 2022 14,144 26.5% 707 15.1% 14,851 25.6% (369) 7.8% 14,482 27.1% 2023 11,893 22.3% 622 13.3% 12,515 21.6% (69) 1.5% 12,446 23.3% 2024 4,222 7.9% 658 14.1% 4,880 8.4% (59) 1.3% 4,821 9.0% 2025 2,439 4.6% 642 13.8% 3,081 5.3% (203) 4.3% 2,878 5.4% After 2025 8,584 16.1% 1,637 35.1% 10,221 17.6% (3,823) 81.3% 6,398 12.0% Total 53,401 100.0% 4,667 100.0% 58,068 100.0% (4,703) 100.0% 53,365 100.0% Present value (*) 49,868 4,201 54,069 (3,904) 50,165 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV At 06/30/2021, deferred tax assets not accounted for correspond to R$ 1,675 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020). V Due to the conversion of Provisional Measure (MP) No. 1,034 into Law 14,183/21, the balance of deferred tax assets includes the effect of R$ 1,275 caused by the increase in the rate of the Social Contribution on Net Income (from 20% to 25% for banks and from 15% to 20% for insurance and capitalization companies and other financial institutions) on the assets that will be realized during the effectiveness of the new rate (period from July 1 to December 31, 2021). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.70

c) Tax liabilities 06/30/2021 12/31/2020 Taxes and contributions on income payable 2,834 2,878 Deferred tax liabilities (Note 24b II) 270 421 Other 2,014 2,411 Total 5,118 5,710 Current 4,429 4,819 Non-current 689 891 Note 25 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Net income attributable to owners of the parent company 8,404 1,723 14,088 5,182 Minimum non-cumulative dividends on preferred shares (106) (106) (106) (106) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 4,152 766 7,038 2,524 Preferred 4,037 742 6,835 2,443 Total net income available to equity owners: Common 4,261 875 7,147 2,633 Preferred 4,143 848 6,941 2,549 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,821,520,888 4,804,100,019 4,815,885,208 4,798,481,927 Basic earnings per share – R$ Common 0.86 0.18 1.44 0.53 Preferred 0.86 0.18 1.44 0.53 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Net income available to preferred equity owners 4,143 848 6,941 2,549 Dividends on preferred shares after dilution effects 20 4 24 8 Net income available to preferred equity owners considering preferred shares after the dilution effect 4,163 852 6,965 2,557 Net income available to ordinary equity owners 4,261 875 7,147 2,633 Dividend on preferred shares after dilution effects (20) (4) (24) (8) Net income available to ordinary equity owners considering preferred shares after the dilution effect 4,241 871 7,123 2,625 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,867,834,780 4,849,827,866 4,849,089,944 4,826,762,713 Preferred 4,821,520,888 4,804,100,019 4,815,885,208 4,798,481,927 Incremental as per share-based payment plans 46,313,892 45,727,847 33,204,736 28,280,786 Diluted earnings per share – R$ Common 0.86 0.18 1.44 0.53 Preferred 0.86 0.18 1.44 0.53 There was no potentially antidulitive effect of the shares in share-based payment plans, excluded from the calculation of diluted earnings per share (395 preferred shares at 06/30/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.71

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plan: Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date. Below is a list of benefit plans and their modalities: Entity Benefit Plan Modality Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan Defined Benefit UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Fundação Itaú Unibanco – Previdência Itaucard Defined Benefit Plan Complementar FIU Itaú Unibanco Main Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution Redecard Pension Plan Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Variable Contribution Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan FUNBEP – Fundo de Pensão Benefit Plan l Defined Benefit Multipatrocinado Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.72

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 06/30/2021 06/30/2020 Discount rate (1) 7.64% p.a. 7.64% p.a. Mortality table (2) AT-2000 AT-2000 Turnover (3) Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12% p.a. 4.00% to 7.12% p.a. Growth of the pension fund benefits 4.00% p.a. 4.00% p.a. Inflation 4.00% p.a. 4.00% p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – “Society of Actuaries”, by applying a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV -Promociones y Servicios S.A. de C.V. are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. - Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.73

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 06/30/2021 12/31/2020 06/30/2021 12/31/2020 Fixed income securities 21,026 21,172 89.6% 91.2% Quoted in an active market 20,541 20,804 87.5% 89.6% Non quoted in an active market 485 368 2.1% 1.6% Variable income securities 1,768 1,387 7.6% 5.9% Quoted in an active market 1,756 1,378 7.5% 5.9% Non quoted in an active market 12 9 0.1% 0.0% Structured investments 122 82 0.5% 0.4% Quoted in an active market 0.0% 0.0% Non quoted in an active market 122 82 0.5% 0.4% Real estate 468 506 2.0% 2.2% Loans to participants 77 78 0.3% 0.3% Total 23,461 23,225 100.00% 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 388 (R$ 410 at 12/31/2020). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.74

e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 06/30/2021 Other post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 23,225 (20,662) (3,642) (1,079) 1,454 (951) 503 (922) (1,498) Amounts recognized in income (1+2+3+4) 857 (786) (137) (66) 25 (36) (11) (34) (111) 1 Cost of current service (26) (26) (26) 2 Cost of past service 3 Net interest (1) 857 (760) (137) (40) 54 (36) 18 (34) (56) 4 Other expenses (2) (29) (29) (29) Amounts recognized in stockholders´ equity other comprehensive income (5+6+7) (10) 35 2 27 27 5 Effects on asset ceiling 2 2 2 6 Remeasurements 7 Exchange variation (10) 35 25 25 Other (8+9) (611) 653 42 - 64 106 8 Benefits paid (653) 653 64 64 9 Contributions and investments from sponsor 42 42 42 Amounts at end of the period 23,461 (20,760) (3,777) (1,076) 1,479 (987) 492 (892) (1,476) Amount recognized in Assets (Note 18a) 84 492 576 Amount recognized in Liabilities (Note 18b) (1,160) (892) (2,052) 12/31/2020 Other post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 22,732 (19,659) (3,761) (688) 1,475 (849) 626 (967) (1,029) Amounts recognized in income (1+2+3+4) 1,731 (1,578) (287) (134) 20 (65) (45) (76) (255) 1 Cost of current service (80) (80) (80) 2 Cost of past service (1) (1) (1) 3 Net interest (1) 1,731 (1,497) (287) (53) 112 (65) 47 (76) (82) 4 Other expenses (2) (92) (92) (92) Amounts recognized in stockholders´ equity other comprehensive income (5+6+7) (75) (669) 406 (338) (41) (37) (78) 6 (410) 5 Effects on asset ceiling 406 406 (37) (37) 369 6 Remeasurements (113) (588) (701) (41) (41) 6 (736) Changes in demographic assumptions (11) (11) (11) Changes in financial assumptions 13 13 12 25 Experience of the plan (3) (113) (590) (703) (41) (41) (6) (750) 7 Exchange variation 38 (81) (43) (43) Other (8+9) (1,163) 1,244 81 - 115 196 8 Benefits paid (1,244) 1,244 115 115 9 Contributions and investments from sponsor 81 81 81 Amounts at end of the period 23,225 (20,662) (3,642) (1,079) 1,454 (951) 503 (922) (1,498) Amount recognized in Assets (Note 18a) 82 503 585 Amount recognized in Liabilities (Note 18b) (1,161) (922) (2,083) (1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.). (2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. (3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.75

f) Defined benefit contribution Estimated Contributions made contribution 2021 01/01 to 06/30/2021 01/01 to 06/30/2020 Retirement plan FIU 47 19 20 Retiremente plan FUNBEP 3 5 3 Total 50 24 23 g) Maturity profile of defined benefit liabilities Duration (*) 2021 2022 2023 2024 2025 2026 to 2030 Pension plan FIU 11.65 882 915 949 985 1,021 5,595 Pension plan FUNBEP 10.51 457 472 488 503 517 2,757 Other post-employment benefits 9.51 124 125 136 131 35 198 Total 1,463 1,512 1,573 1,619 1,573 8,550 (*) Average duration of plan´s actuarial liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV plans Other post-employment benefits Stockholders´ Stockholders´ Present value equity (Other Present value of equity (Other Main assumptions Income Income of liability Comprehensive liability Comprehensive Income) (*) Income) (*) Discount rate Increase by 0.5% (1,019) 346 (39) 39 Decrease by 0.5% 1,116 (533) 44 (44) Mortality table Increase by 5% (281) 94 (14) 14 Decrease by 5% 295 (99) 15 (15) Medical inflation Increase by 1% 101 (101) Decrease by 1% (81) 81 (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.76

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; VGBL Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; Provision for unsettled claims (PSL) this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Provision for claims incurred and not reported (IBNR) this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.77

Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; Provision for financial surplus (PEF) it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; Supplemental Coverage Reserve (PCC) recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; Provision for redemptions and other amounts to be regularized (PVR) this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; Provision for related expenses (PDR) recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Group Accident Insurance 32.0 34.3 14.3 9.5 Individual Accident Insurance 19.0 18.7 31.8 24.7 Credit Life Insurance 23.2 24.6 30.8 21.1 Random Events 23.2 23.7 34.1 33.3 Multiple Peril 43.2 45.4 27.3 65.2 Mortagage Insurance in Market Policies – Credit Life Insurance 20.2 19.9 33.5 16.6 Group Life 23.8 24.2 63.0 38.1 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Group Accident Insurance 189 173 399 385 Individual Accident Insurance 51 54 94 104 Disability Savings Pension 62 65 122 131 PGBL 460 425 907 896 Credit Life Insurance 236 69 426 254 Random Events 45 45 94 101 Multiple Peril 130 80 252 161 Mortagage Insurance in Market Policies – Credit Life Insurance 109 85 200 163 Traditional 30 26 57 53 VGBL 1,835 1,629 3,615 4,255 Group Life 278 216 553 439 Other lines 174 152 346 308 Total 3,599 3,019 7,065 7,250 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.78

c) Technical provisions balances 06/30/2021 12/31/2020 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,480 11 2,491 2,298 12 2,310 Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) 20 213,079 213,099 17 215,216 215,233 Redemptions and Other Unsettled Amounts (PVR) 18 440 458 16 332 348 Financial surplus (PEF) 2 650 652 2 655 657 Unsettled claims (PSL) 578 70 648 515 68 583 Claims / events incurred but not reported (IBNR) 321 24 345 294 22 316 Related Expenses (PDR) 29 93 122 29 88 117 Other provisions 131 1,539 1,670 132 1,304 1,436 Total 3,579 215,906 219,485 3,303 217,697 221,000 Current 2,789 640 3,429 2,537 526 3,063 Non-current 790 215,266 216,056 766 217,171 217,937 d) Change in technical provisions 06/30/2021 12/31/2020 Private Private Insurance Total Insurance Total pension pension Opening balance 01/01 3,303 217,697 221,000 3,688 214,646 218,334 (+) Additions arising from premiums / contributions 2,354 4,607 6,961 4,176 10,389 14,565 (-) Deferral due to elapsed risk (2,176) (2,176) (4,221) (4,221) (-) Payment of claims / benefits (772) (170) (942) (1,263) (364) (1,627) (+) Reported claims 812 812 1,322 1,322 (-) Redemptions (8,380) (8,380) (15,431) (15,431) (+/-) Net Portability (1,468) (1,468) 563 563 (+) Adjustment of reserves and financial surplus 11 3,359 3,370 12 7,837 7,849 (+/-) Other (increase / reversal) 43 261 304 (190) 57 (133) (+/-) Corporate Reorganization 4 4 (221) (221) Closing balance 3,579 215,906 219,485 3,303 217,697 221,000 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.79

V Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 06/30/2021 12/31/2020 Opening Balance 01/01 496 495 Increase 603 1,089 Amortization (557) (1,088) Closing Balance 542 496 Balance to be amortized in up to 12 months 407 380 Balance to be amortized after 12 months 135 116 VI Table of Claims Development Provision for unsettled claims (PSL) 648 (-) IBNER 218 (-) Reinsurance 21 (-) Retrocession and other estimates (5) Liability claims presented in the claims development table (a + b) 414 The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims net of reinsurance Occurrence date 06/30/2017 06/30/2018 06/30/2019 06/30/2020 06/30/2021 Total At the end of reporting period 872 866 1,046 1,181 1,426 After 1 year 937 993 1,049 1,187 After 2 years 984 999 1,051 After 3 years 985 996 After 4 years 979 Current estimate 979 996 1,051 1,187 1,426 Accumulated payments through base date 965 985 1,037 1,174 1,266 5,427 Liabilities recognized in the balance sheet 14 11 14 13 160 212 Liabilities in relation to prior periods 40 Total administratives claims 252 b) Judicial claims net of reinsurance Occurrence date 06/30/2017 06/30/2018 06/30/2019 06/30/2020 06/30/2021 Total At the end of reporting period 24 14 21 14 16 After 1 year 30 34 35 28 After 2 years 55 42 46 After 3 years 61 53 After 4 years 68 Current estimate 68 53 46 28 16 Accumulated payments through base date 58 41 35 16 5 155 Liabilities recognized in the balance sheet 10 12 11 12 11 56 Liabilities in relation to prior periods 106 Total judicial claims 162 The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.80

VII Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2020 and 2021. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.81

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the book values and estimated fair values for financial instruments: 06/30/2021 12/31/2020 Book value Fair value (*) Book value Fair value Cash (a) 39,837 39,837 46,224 46,224 Financial assets 1,809,295 1,813,713 1,851,322 1,861,146 At Amortized Cost 1,236,872 1,241,290 1,275,799 1,285,623 Central Bank compulsory deposits (a) 98,217 98,217 90,059 90,059 Interbank deposits (b) 56,434 56,644 55,685 55,883 Securities purchased under agreements to resell (a) 163,414 163,414 239,943 239,943 Securities (c) 140,730 141,003 129,804 131,159 Loan and Financial Lease (d) 728,348 732,283 714,104 722,375 Other financial assets (e) 91,124 91,124 93,255 93,255 (-) Provision for Expected Loss (41,395) (41,395) (47,051) (47,051) At Fair Value Through Other Comprehensive Income 108,817 108,817 109,942 109,942 Securities (c) 108,817 108,817 109,942 109,942 At Fair Value Through Profit or Loss 463,606 463,606 465,581 465,581 Securities (c) 391,356 391,356 389,071 389,071 Derivatives (c) 72,093 72,093 76,504 76,504 Other financial assets 157 157 6 6 Financial liabilities 1,505,887 1,507,358 1,579,686 1,581,953 At Amortized Cost 1,435,631 1,437,102 1,495,641 1,497,908 Deposits (b) 793,501 793,475 809,010 808,965 Securities sold under repurchase agreements (a) 235,211 235,211 273,364 273,364 Interbank market funds (b) 153,382 153,437 156,035 156,106 Institutional market funds (b) 128,696 130,138 138,308 140,549 Other financial liabilities (e) 124,841 124,841 118,924 118,924 At Fair Value Through Profit or Loss 65,916 65,916 79,653 79,653 Derivatives (c) 65,665 65,665 79,505 79,505 Structured notes 120 120 143 143 Other financial liabilities 131 131 5 5 Provision for Expected Loss 4,340 4,340 4,392 4,392 Loan Commitments 3,488 3,488 3,485 3,485 Financial Guarantees 852 852 907 907 (*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 125,335 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 261 (R$ 520 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.82

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.83

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.84

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 06/30/2021 12/31/2020 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Financial assets at fair value through profit or loss 297,736 86,889 2,926 387,551 312,572 70,791 1,968 385,331 Investment funds 377 15,663 16,040 576 13,628 14,204 Brazilian government securities 253,016 6,126 259,142 279,180 6,705 285,885 Government securities – other countries 5,408 5,408 8,210 8,210 Argentina 1,613 1,613 1,498 1,498 Chile 377 377 840 840 Colombia 1,102 1,102 3,603 3,603 United States 2,122 2,122 2,085 2,085 Italy 120 120 130 130 Mexico 21 21 5 5 Paraguay 4 4 3 3 Peru 7 7 5 5 Uruguay 42 42 41 41 Corporate securities 38,935 65,100 2,926 106,961 24,606 50,458 1,968 77,032 Shares 21,687 5,701 27,388 14,176 4,871 19,047 Rural product note 5,472 90 5,562 2,285 64 2,349 Bank deposit certificates 112 112 729 729 Real estate receivables certificates 978 978 548 548 Debentures 13,547 40,403 1,855 55,805 7,962 20,625 1,350 29,937 Eurobonds and others 3,690 3 3,693 2,383 2,383 Financial bills 8,675 8,675 15,777 6 15,783 Promissory notes 3,839 3,839 5,616 5,616 Other 11 898 909 85 555 640 Other Financial Assets 157 157 6 6 Financial assets at fair value through other comprehensive income 107,661 1,156 108,817 108,018 1,924 109,942 Brazilian government securities 70,751 1,126 71,877 66,701 1,248 67,949 Government securities – other countries 32,264 32,264 34,402 34,402 Argentina 51 51 Chile 21,480 21,480 21,651 21,651 Colombia 3,314 3,314 3,986 3,986 United States 3,704 3,704 3,750 3,750 Mexico 1,087 1,087 1,181 1,181 Paraguay 2,247 2,247 2,947 2,947 Uruguay 381 381 887 887 Corporate securities 4,646 30 4,676 6,915 676 7,591 Shares 1,004 1,004 1,382 1,382 Bank deposit certificates 61 4 65 109 198 307 Debentures 188 18 206 419 470 889 Eurobonds and others 3,393 8 3,401 5,005 8 5,013 Financial assets designated at fair value through profit or loss 3,805 3,805 3,740 3,740 Brazilian external debt bonds 3,805 3,805 3,740 3,740 Financial liabilities at fair value through profit or loss 131 131 5 5 Other financial liabilities 131 131 5 5 Financial liabilities designated at fair value through profit or loss 120 120 143 143 Structured notes 120 120 143 143 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 06/30/2021 12/31/2020 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets 3 71,978 112 72,093 23 76,376 105 76,504 Swap Contracts – adjustment receivable 33,432 91 33,523 45,926 93 46,019 Option Contracts 19,093 21 19,114 4 20,402 12 20,418 Forward Contracts 11,802 11,802 2,085 2,085 Credit derivatives 486 486 156 156 NDF Non Deliverable Forward 6,880 6,880 7,596 7,596 Other derivative financial instruments 3 285 288 19 211 230 Liabilities (9) (65,574) (82) (65,665) (22) (79,373) (110) (79,505) Swap Contracts – adjustment payable (31,382) (80) (31,462) (51,680) (109) (51,789) Option Contracts (20,538) (2) (20,540) (13) (20,248) (1) (20,262) Forward Contracts (8,754) (8,754) (905) (905) Credit derivatives (125) (125) (76) (76) NDF Non Deliverable Forward (4,751) (4,751) (6,426) (6,426) Other derivative financial instruments (9) (24) (33) (9) (38) (47) There were no significant transfer between Level 1 and Level 2 during the periods of 06/30/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.85

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. Government and Corporate Securities: The pricing process for these securities consists of capturing from 2 to 8 quotas from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.86

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Recognized in Total Gains or Purchases Settlements and / or out of at 12/31/2020 Recognized in other Losses (Unrealized) income comprehensive Level 06/30/2021 income Financial assets at fair value through profit or 1,968 53 1,002 (134) 37 2,926 (647) loss Corporate securities 1,968 53 1,002 (134) 37 2,926 (647) Real estate receivables certificates 548 (61) 547 (56) 978 (25) Debentures 1,350 114 416 (74) 49 1,855 (620) Rural Product Note 64 5 27 (6) 90 Eurobonds and other (5) 12 (4) 3 (2) Financial bills 6 (6) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Recognized in Total Gains or Purchases Settlements and / or out of at 12/31/2020 Recognized in other Losses (Unrealized) income comprehensive Level 06/30/2021 income Derivatives assets 105 (11) 197 (173) (6) 112 63 Swap Contracts – adjustment receivable 93 (10) 24 (10) (6) 91 89 Option Contracts 12 (1) 173 (163) 21 (26) Derivatives liabilities (110) 107 (154) 68 7 (82) (41) Swap Contracts – adjustment payable (109) 28 (6) 7 (80) (50) Option Contracts (1) 79 (148) 68 (2) 9 Total gains or losses (realized / unrealized) Transfers in Fair value at Recognized in Fair value at Total Gains or Purchases Settlements and / or out of 12/31/2019 Recognized in other 12/31/2020 Losses (Unrealized) income comprehensive Level income Financial assets at fair value through profit or 1,719 (1,160) 1,619 (779) 569 1,968 (700) loss Corporate securities 1,719 (1,160) 1,619 (779) 569 1,968 (700) Real estate receivables certificates 1,444 (726) 263 (433) 548 (14) Debentures 225 (369) 1,050 (272) 716 1,350 (635) Rural Product Note (55) 227 (19) (89) 64 (51) Eurobonds and other 7 (6) 69 (12) (58) Financial bills 13 (2) (5) 6 Other 30 (2) 10 (38) Financial assets designated at fair value 34 5 298 (221) (116) through other comprehensive income Corporate securities 34 5 298 (221) (116) Real estate receivables certificates 26 (26) Debentures (2) 6 50 (54) Eurobonds and other 8 7 (6) 248 (141) (116) Total gains or losses (realized / unrealized) Transfers in Fair value at Recognized in Fair value at Total Gains or Purchases Settlements and / or out of 12/31/2019 Recognized in other 12/31/2020 Losses (Unrealized) Level income comprehensive income Derivatives Assets 103 89 193 (234) (46) 105 51 Swap Contracts – adjustment receivable 32 107 10 (11) (45) 93 91 Option Contracts 71 (18) 183 (223) (1) 12 (40) Derivatives Liabilities (85) (93) (130) 177 21 (110) (90) Swap Contracts – adjustment payable (46) (74) (12) 1 22 (109) (90) Option Contracts (39) (19) (118) 176 (1) (1) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.87

Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity – Level 3 Operations 06/30/2021 12/31/2020 Impact Impact Market risk factor groups Scenarios Stockholders’ Stockholders’ Income Income equity equity I (1.6) (0.8) -Interest rates II (38.8) (19.8) -III (76.6) (38.2) -I Commodities, Index and Shares II I (20.7) (8.3) -Nonlinear II (33.2) (11.6) The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, Index and Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.88

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.89

Below are the changes in civil, labor and other risks provisions: 06/30/2021 Other Civil Labor Total Risks Opening balance 01/01 3,511 8,015 1,483 13,009 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (950) (1,166) Subtotal 3,295 7,065 1,483 11,843 Adjustment / Interest (Note 23) 105 243 348 Changes in the period reflected in income (Note 23) 388 1,840 54 2,282 Increase 547 1,934 54 2,535 Reversal (159) (94) (253) Payment (595) (1,160) (1,755) Subtotal 3,193 7,988 1,537 12,718 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 223 959 1,182 Closing balance 3,416 8,947 1,537 13,900 Current 1,122 3,238 1,537 5,897 Non-current 2,294 5,709 8,003 12/31/2020 Other Civil Labor Total Risks Opening balance 01/01 3,634 8,579 976 13,189 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (980) (1,196) Subtotal 3,418 7,599 976 11,993 Adjustment / Interest (Note 23) 191 482 673 Changes in the period reflected in income (Note 23) 889 2,110 547 3,546 Increase 1,179 2,296 550 4,025 Reversal (290) (186) (3) (479) Payment (1,203) (3,126) (40) (4,369) Subtotal 3,295 7,065 1,483 11,843 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 950 1,166 Closing balance 3,511 8,015 1,483 13,009 Current 1,254 3,125 1,483 5,862 Non-current 2,257 4,890 7,147 IV- Tax proceedings and legal obligations Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 06/30/2021 12/31/2020 Opening balance 01/01 6,810 8,266 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (71) (68) Subtotal (*) 6,739 8,198 Adjustment / Interest 86 220 Changes in (*) the period reflected in income 46 56 Increase 102 142 Reversal (*) (56) (86) Payment (255) (1,735) Subtotal 6,616 6,739 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 71 71 Closing balance 6,687 6,810 Current 126 65 Non-current 6,561 6,745 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.90

The main discussions related to Tax Lawsuits and Legal Obligations are described below: INSS – Non-compensatory Amounts – R$ 1,796: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,007; PIS and COFINS – Calculation Basis – R$ 634: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 621. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,770 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 385 (R$ 389 at 12/31/2020). II Tax proceedings The tax proceedings of possible loss totaled R$ 31,944 (R$ 31,330 at 12/31/2020), and the main cases are described below: INSS – Non-compensatory Amounts – R$ 6,428: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,827: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; ISS – Banking Activities – R$ 4,318: the levy and/or payment place of ISS for certain banking revenues are discussed; IRPJ and CSLL – Goodwill – Deduction – R$ 3,429: the deductibility of goodwill for future expected profitability on the acquisition of investments; IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed R$ 1,520: cases in which the liquidity and the certainty of credits offset are discussed; PIS and COFINS Reversal of Revenues from Depreciation in Excess – R$ 1,356: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; IRPJ and CSLL – Disallowance of Losses – R$ 1,198: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 662: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.91

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 945 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 06/30/2021 12/31/2020 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,470 2,085 8,873 12,428 12,693 Investment fund quotas 499 249 85 833 987 Surety 69 65 3,921 4,055 4,012 Insurance bond 1,883 1,211 15,803 18,897 18,402 Guarantee by government securities 14 236 250 249 Total 3,935 3,610 28,918 36,463 36,343 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.92

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.93

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected credit losses model; Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.94

b) Consolidated Statement of Managerial Result April 1 to June 30, 2021 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 18,213 9,286 3,125 30,624 1,590 32,214 Net interest (1) 10,344 5,681 2,767 18,792 1,261 20,053 Commissions and Banking Fees 6,115 3,530 341 9,986 276 10,262 Income from insurance and private pension operations before claim and selling expenses 1,754 75 17 1,846 (945) 901 Other revenues 998 998 Cost of Credit (3,969) (723) (4,692) 3,421 (1,271) Claims (494) (3) (497) (497) Operating margin 13,750 8,560 3,125 25,435 5,011 30,446 Other operating income / (expenses) (9,784) (4,334) (327) (14,445) (2,016) (16,461) Non-interest expenses (2) (8,568) (3,847) (149) (12,564) (1,869) (14,433) Tax expenses for ISS, PIS and COFINS and other (1,216) (487) (178) (1,881) (540) (2,421) Share of profit or (loss) in associates and joint ventures 393 393 Income before income tax and social contribution 3,966 4,226 2,798 10,990 2,995 13,985 Income tax and social contribution (1,423) (1,421) (1,131) (3,975) (1,271) (5,246) Non-controlling interest in subsidiaries (108) (276) (88) (472) 137 (335) Net income 2,435 2,529 1,579 6,543 1,861 8,404 Total assets (*) 06/30/2021 1,224,486 959,741 143,641 2,065,744 (108,499) 1,957,245 Total liabilities 06/30/2021 1,175,930 893,296 112,000 1,919,102 (116,271) 1,802,831 (*) Includes: Investments in associates and joint ventures 2,043 4,474 6,517 (453) 6,064 Fixed assets, net 5,144 1,109 6,253 517 6,770 Goodwill and Intangible assets, net 4,930 9,495 14,425 3,086 17,511 (1) Includes interest and similar income and expenses of R$ 13,245, result of financial assets and liabilities at fair value through profit or loss of R$ 806 and foreign exchange results and exchange variations in foreign transactions of R$ 6,002. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,261). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.95

April 1 to June 30, 2020 Activities with Retail Wholesale ITAÚ (3) the Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 17,690 7,790 2,530 28,010 (4,534) 23,476 Interest margin (1) 10,603 5,123 2,049 17,775 (4,434) 13,341 Commissions and Banking Fees 5,448 2,551 397 8,396 248 8,644 Income from insurance and private pension operations before claim and selling expenses 1,639 116 84 1,839 (892) 947 Other revenues 544 544 Cost of Credit (5,018) (2,757) 6 (7,769) 2,075 (5,694) Claims (320) (1) (321) (1) (322) Operating margin 12,352 5,032 2,536 19,920 (2,460) 17,460 Other operating income / (expenses) (9,576) (3,999) (177) (13,752) (7,943) (21,695) Non-interest expenses (2) (8,397) (3,633) (89) (12,119) (8,166) (20,285) Tax expenses for ISS, PIS and COFINS and Other (1,179) (366) (88) (1,633) (91) (1,724) Share of profit or (loss) in associates and joint ventures 314 314 Income before income tax and social contribution 2,776 1,033 2,359 6,168 (10,403) (4,235) Income tax and social contribution (974) (189) (739) (1,902) 4,234 2,332 Non-controlling interest in subsidiaries (28) (19) (14) (61) 3,687 3,626 Net income 1,774 825 1,606 4,205 (2,482) 1,723 Total assets (*) 12/31/2020 1,265,620 981,034 143,715 2,112,586 (93,335) 2,019,251 Total liabilities 12/31/2020 1,218,977 915,253 108,432 1,964,880 (100,154) 1,864,726 (*) Includes: Investments in associates and joint ventures 2,012 13,879 15,891 (321) 15,570 Fixed assets, net 4,587 806 5,393 1,544 6,937 Goodwill and Intangible assets, net 4,978 9,901 14,879 2,451 17,330 (1) Includes interest and similar income and expenses of R$ 7,329, result of financial assets and liabilities at fair value through profit or loss of R$ 7,772 and foreign exchange results and exchange variations in foreign transactions of R$ (1,760). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,237). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.96

b) Consolidated Statement of Managerial Result 01/01 to 06/30/2021 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 35,770 17,900 6,984 60,654 (167) 60,487 Interest margin (1) 20,310 10,985 6,132 37,427 (274) 37,153 Revenues from banking services and bank charges 12,000 6,720 832 19,552 513 20,065 Income from insurance and private pension operations before claim and selling expenses 3,460 195 20 3,675 (1,679) 1,996 Other revenues 1,273 1,273 Cost of Credit (8,018) (785) (8,803) 5,871 (2,932) Claims (848) (5) (853) (853) Operating margin 26,904 17,110 6,984 50,998 5,704 56,702 Other operating income / (expenses) (19,347) (8,684) (644) (28,675) (5,504) (34,179) Non-interest expenses (2) (16,951) (7,774) (290) (25,015) (5,873) (30,888) Tax expenses for ISS, PIS and COFINS and Other (2,396) (910) (354) (3,660) (461) (4,121) Share of profit or (loss) in associates and joint ventures 830 830 Income before income tax and social contribution 7,557 8,426 6,340 22,323 200 22,523 Income tax and social contribution (2,702) (3,042) (2,620) (8,364) 800 (7,564) Non-controlling interest in subsidiaries (210) (402) (406) (1,018) 147 (871) Net income 4,645 4,982 3,314 12,941 1,147 14,088 Total assets (*) 06/30/2021 1,224,486 959,741 143,641 2,065,744 (108,499) 1,957,245 Total liabilities 06/30/2021 1,175,930 893,296 112,000 1,919,102 (116,271) 1,802,831 (*) Includes: Investments in associates and joint ventures 2,043 4,474 6,517 (453) 6,064 Fixed assets, net 5,144 1,109 6,253 517 6,770 Goodwill and Intangible assets, net 4,930 9,495 14,425 3,086 17,511 (1) Includes interest and similar income and expenses of R$ 27,885, result of financial assets and liabilities at fair value through profit or loss of R$ 6,170 and foreign exchange results and exchange variations in foreign transactions of R$ 3,098. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,568). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.97

01/01 to 06/30/2020 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 37,396 15,381 4,439 57,216 (19,768) 37,448 Interest margin (1) 22,235 9,611 3,734 35,580 (19,691) 15,889 Commissions Income from insurance and Banking and Fees private pension operations before claim and 11,750 5,597 563 17,910 816 18,726 selling expenses 3,411 173 142 3,726 (1,644) 2,082 Other revenues 751 751 Cost of Credit (11,937) (5,925) 6 (17,856) 2,408 (15,448) Claims (647) (4) (651) (651) Operating margin 24,812 9,452 4,445 38,709 (17,360) 21,349 Other operating income / (expenses) (19,676) (7,612) (215) (27,503) (7,368) (34,871) Non-interest expenses (2) (17,183) (6,889) (107) (24,179) (9,012) (33,191) Tax expenses for ISS, PIS and COFINS and Other (2,493) (723) (108) (3,324) 1,040 (2,284) Share of profit or (loss) in associates and joint ventures 604 604 Income before income tax and social contribution 5,136 1,840 4,230 11,206 (24,728) (13,522) Income tax and social contribution (1,521) (182) (1,174) (2,877) 18,174 15,297 Non-controlling interest in subsidiaries (81) (107) (24) (212) 3,619 3,407 Net income 3,534 1,551 3,032 8,117 (2,935) 5,182 Total assets (*) 12/31/2020 1,265,620 981,034 143,715 2,112,586 (93,335) 2,019,251 Total liabilities 12/31/2020 1,218,977 915,253 108,432 1,964,880 (100,154) 1,864,726 (*) Includes: Investments in associates and joint ventures 2,012 13,879 15,891 (321) 15,570 Fixed assets, net 4,587 806 5,393 1,544 6,937 Goodwill and Intangible assets, net 4,978 9,901 14,879 2,451 17,330 (1) Includes interest and similar income and expenses of R$ 12,894, result of financial assets and liabilities at fair value through profit or loss of R$ (1,296) and foreign exchange results and exchange variations in foreign transactions of R$ 4,291. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,448). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.98

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 06/30/2021 12/31/2020 Brazil Abroad Total Brazil Abroad Total Non-current assets 17,532 6,749 24,281 17,095 7,172 24,267 04/01 to 06/30/2021 04/01 to 06/30/2020 Brazil Abroad Total Brazil Abroad Total Income related to financial operations (1) (2) 22,752 6,238 28,990 31,310 3,374 34,684 Income from insurance and private pension operations before claim and selling expenses 896 5 901 947 947 Commissions and Banking Fees 9,169 1,093 10,262 7,697 947 8,644 01/01 to 06/30/2021 01/01 to 06/30/2020 Brazil Abroad Total Brazil Abroad Total Income related to financial operations (1) (2) 44,606 16,818 61,424 53,941 13,035 66,976 Income from insurance and private pension operations before claim and selling expenses 1,991 5 1,996 2,082 2,082 Commissions and Banking Fees 17,777 2,288 20,065 16,835 1,891 18,726 (1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A., Alpargatas S.A. and XPart S.A.; Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3); Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.99

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenues / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 12/31/2020 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Interbank investments 18,539 10 33 33 33 Other 18,539 10 33 33 33 Loan operations 625 727 10 31 14 44 Duratex S.A. CDI + 1.45% 526 515 6 7 10 8 Other CDI + 1.3% to 1.5% / 2.5% to 99 212 4 24 4 36 6% / 100% CDI Securities and derivative financial instruments (assets and liabilities) 2,403 1,716 30 6 55 4 Investment funds 135 107 6 6 14 4 Copagaz – Distribuidora de Gás S.A. CDI + 1.7% to 2.95% 1,097 950 14 23 -Itaúsa S.A. CDI + 2% to 2.4% 1,169 771 10 18 -Other 2 (112) Deposits received under securities repurchase agreements (32) (165) (3) 9 (4) (18) Alpargatas S.A. 101% CDI (8) (107) (1) (5) (1) (6) Duratex S.A. 82% to 99% CDI (18) (49) (1) (1) (1) (2) Other 100% SELIC / 100% CDI (6) (9) (1) 15 (2) (10) Amounts receivable (payable) / Commissions and/or Other General and (135) (26) (5) 9 1 18 Administrative expenses Instituto Unibanco 123 1 2 1 Fundação Itaú Unibanco – Previdência Complementar (79) (93) 9 14 18 25 ConectCar Soluções de Mobilidade Eletrônica S.A. (36) (46) 1 (1) 3 2 Olímpia Promoção e Serviços S.A. (7) (9) (20) (9) (31) (18) Other (13) (1) 4 5 9 8 Rent (8) (8) (16) (17) Fundação Itaú Unibanco – Previdência Complementar (8) (7) (15) (15) FUNBEP – Fundo de Pensão Multipatrocinado (1) (1) (2) Donation (500) (1,000) (1,000) Fundação Itaú para a Educação e Cultura (500) (1,000) (1,000) Sponsorship 9 12 (3) (3) (5) (6) Associação Cubo Coworking Itaú 9 12 (3) (3) (5) (6) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 67, Liabilities of R$ (6,321) and Results of R$ (14) (R$ 65, R$ (6,623) at 12/31/2020 and R$ (36) from 01/01 to 06/30/2020, respectively). b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Fees (114) (128) (237) (255) Profit sharing (50) (26) (99) (48) Post-employment benefits (1) (1) (7) (5) Share-based payment plan (15) (42) (48) (91) Total (180) (197) (391) (399) Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.100

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.”Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.101

Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.102

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.103

Sensitivity analysis ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario: 06/30/2021 12/31/2020 Reduction/(Increase) of Reduction/(Increase) of Financial Expected Expected Loss Financial Expected Expected Loss Assets (1) Loss (2) Pessimistic Base Optimistic Assets (1) Loss (2) Pessimistic Base Optimistic scenario scenario scenario scenario scenario scenario 979,186 (45,750) (880) 541 1,391 951,343 (51,480) (830) 491 1,416 (1) Composed of Loan operations, lease operations and securities. (2) Comprises expected credit loss for Financial Guarantees R$ (852) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,488) (R$ (3,485) at 12/31/2020). 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.104

1.4 Maximum Exposure of Financial Assets to Credit Risk 06/30/2021 12/31/2020 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,281,209 429,869 1,711,078 1,294,428 466,835 1,761,263 At Amortized Cost 830,827 307,828 1,138,655 861,485 324,255 1,185,740 Interbank deposits 16,476 39,958 56,434 17,775 37,910 55,685 Securities purchased under agreements to resell 160,618 2,796 163,414 237,528 2,415 239,943 Securities 118,642 22,088 140,730 103,146 26,658 129,804 Loan and lease operations 493,561 234,787 728,348 468,461 245,643 714,104 Other financial assets 72,783 18,341 91,124 67,425 25,830 93,255 (-) Provision for Expected Loss (31,253) (10,142) (41,395) (32,850) (14,201) (47,051) At Fair Value Through Other Comprehensive Income 52,300 56,517 108,817 48,992 60,950 109,942 Securities 52,300 56,517 108,817 48,992 60,950 109,942 At Fair Value Through Profit or Loss 398,082 65,524 463,606 383,951 81,630 465,581 Securities 371,218 20,138 391,356 365,718 23,353 389,071 Derivatives 26,707 45,386 72,093 18,227 58,277 76,504 Other financial assets 157 157 6 6 Financial liabilities provision for expected loss 3,657 683 4,340 3,655 737 4,392 Loan Commitments 3,146 342 3,488 3,135 350 3,485 Financial Guarantees 511 341 852 520 387 907 Off balance sheet 412,849 64,903 477,752 372,542 58,773 431,315 Financial Guarantees 61,425 16,631 78,056 51,830 17,103 68,933 Letters of credit to be released 47,279 47,279 41,477 41,477 Loan commitments 304,145 48,272 352,417 279,235 41,670 320,905 Mortgage loans 7,542 7,542 6,357 6,357 Overdraft accounts 134,674 134,674 126,302 126,302 Credit cards 159,321 3,600 162,921 144,386 3,859 148,245 Other pre-approved limits 2,608 44,672 47,280 2,190 37,811 40,001 Total 1,690,401 494,089 2,184,490 1,663,315 524,871 2,188,186 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.105

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan and lease operations 06/30/2021% 12/31/2020 % Industry and commerce 167,030 22.9 163,784 22.9 Services 164,795 22.6 172,322 24.1 Other sectors 34,089 4.7 37,565 5.3 Individuals 362,434 49.8 340,433 47.7 Total 728,348 100.0 714,104 100.0 Other financial assets (*) 06/30/2021% 12/31/2020 % Public sector 626,981 67.2 713,705 71.2 Services 126,758 13.6 79,788 8.0 Other sectors 79,923 8.6 67,636 6.8 Financial 99,182 10.6 139,820 14.0 Total 932,844 100.0 1,000,949 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.106

1.4.2 By type and classification of credit risk Loan and lease operations 06/30/2021 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 225,017 203,910 838 429,765 32,016 19,234 51,250 22,613 777 23,390 279,646 223,921 838 504,405 Corporate 119,594 18,915 52,564 191,073 1,748 62 525 2,335 5,708 84 2,457 8,249 127,050 19,061 55,546 201,657 Micro/Small and medium companies 101,900 60,640 6,168 168,708 15,254 3,754 201 19,209 9,307 254 134 9,695 126,461 64,648 6,503 197,612 Foreign loans Latin America 164,385 42,869 14,269 221,523 15,457 1,835 801 18,093 15,349 83 99 15,531 195,191 44,787 15,169 255,147 Total 610,896 326,334 73,839 1,011,069 64,475 24,885 1,527 90,887 52,977 1,198 2,690 56,865 728,348 352,417 78,056 1,158,821% 60.4 32.3 7.3 100.0 70.9 27.4 1.7 100.0 93.2 2.1 4.7 100.0 62.9 30.4 6.7 100.0 12/31/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,158 190,273 854 390,285 30,793 19,387 50,180 25,532 987 26,519 255,483 210,647 854 466,984 Corporate 123,665 17,670 43,602 184,937 2,793 16 595 3,404 8,063 93 2,516 10,672 134,521 17,779 46,713 199,013 Micro/Small and medium companies 96,784 50,813 5,434 153,031 15,965 3,884 440 20,289 9,206 307 131 9,644 121,955 55,004 6,005 182,964 Foreign loans Latin America 167,601 35,960 14,498 218,059 16,692 1,414 676 18,782 17,852 101 187 18,140 202,145 37,475 15,361 254,981 Total 587,208 294,716 64,388 946,312 66,243 24,701 1,711 92,655 60,653 1,488 2,834 64,975 714,104 320,905 68,933 1,103,942% 62.1 31.1 6.8 100.0 71.5 26.7 1.8 100.0 93.3 2.3 4.4 100.0 64.7 29.1 6.2 100.0 06/30/2021 12/31/2020 Internal Rating Total loan Total loan Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 operations operations Low 523,318 11,360 534,678 501,463 13,172 514,635 Medium 86,060 36,020 122,080 84,193 37,249 121,442 High 1,518 17,095 18,613 1,552 15,822 17,374 Credit-Impaired 52,977 52,977 60,653 60,653 Total 610,896 64,475 52,977 728,348 587,208 66,243 60,653 714,104% 83.9 8.8 7.3 100.0 82.2 9.3 8.5 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.107

Other financial assets 06/30/2021 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 16,040 5,026 4,775 11,265 11,265 Government securities 470,909 472,099 470,909 Brazilian government 408,378 408,717 408,378 Other Public 36 Abroad 62,531 63,346 62,531 Argentina 1,664 1,632 1,664 United States 5,826 5,846 5,826 Mexico 11,756 11,760 11,756 Italy 120 121 120 Spain 7,052 7,058 7,052 Korea 5,464 5,471 5,464 Chile 22,635 23,266 22,635 Paraguay 2,251 2,348 2,251 Uruguay 443 439 443 Colombia 5,313 5,398 5,313 Peru 7 7 7 Corporate securities 151,871 146,869 145,769 3,472 2,741 5,543 3,361 Rural product note 9,200 8,959 9,036 146 117 70 47 Real estate receivables certificates 5,487 5,472 5,439 48 48 Bank deposit certificate 202 202 202 Debentures 85,402 80,145 80,341 2,401 1,816 5,175 3,245 Eurobonds and other 7,450 7,392 7,450 Financial bills 8,675 8,668 8,675 Promissory notes 5,484 5,456 5,484 Other 29,971 30,575 29,142 877 760 298 69 Total 638,820 623,994 621,453 14,737 14,006 5,543 3,361 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.108

12/31/2020 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 14,204 3,232 2,997 10,943 10,943 1,232 264 Government securities 483,791 479,477 483,791 Brazilian government 422,098 417,782 422,098 Other Public 36 Abroad 61,693 61,659 61,693 Argentina 1,498 1,480 1,498 United States 5,835 5,847 5,835 Mexico 10,222 10,227 10,222 Italy 130 133 130 Spain 4,844 4,847 4,844 Korea 3,947 3,951 3,947 Chile 23,195 23,183 23,195 Paraguay 2,950 3,011 2,950 Uruguay 978 964 978 Colombia 8,089 8,012 8,089 Peru 5 4 5 Corporate securities 127,757 122,695 122,326 3,485 2,738 5,873 2,693 Rural product note 5,823 5,717 5,723 38 36 115 64 Real estate receivables certificates 5,342 5,290 5,268 77 73 1 Bank deposit certificate 1,066 1,064 1,066 Debentures 62,723 57,963 58,365 2,402 1,779 5,462 2,579 Eurobonds and other 7,604 7,445 7,604 Financial bills 15,783 15,784 15,783 Promissory notes 7,629 7,611 7,629 Other 21,787 21,821 20,888 968 850 296 49 Total 625,752 605,404 609,114 14,428 13,681 7,105 2,957 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.109

Other Financial Assets Internal Classification by Level of Risk 06/30/2021 Financial Assets At Amortized Cost Financial Assets at fair Interbank deposits and Financial assets at fair value Internal rating (*) value through other Total securities purchased under Securities through profit or loss agreements to resell comprehensive income Low 219,830 135,365 459,853 108,817 923,865 Medium 3,998 3,292 7,290 High 18 1,367 304 1,689 Total 219,848 140,730 463,449 108,817 932,844% 23.5 15.1 49.7 11.7 100.0 (*) Includes Derivatives in the amount of R$ 72,093 at 06/30/2021. 12/31/2020 Financial Assets At Amortized Cost Financial Assets at fair Interbank deposits and Financial assets at fair value Internal rating (*) value through other Total securities purchased under Securities through profit or loss agreements to resell comprehensive income Low 295,334 123,553 463,168 109,942 991,997 Medium 4,396 2,192 6,588 High 294 1,855 215 2,364 Total 295,628 129,804 465,575 109,942 1,000,949% 29.5 13.0 46.5 11.0 100.0 (*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.110

1.4.3 Collateral for loans and lease operations 06/30/2021 12/31/2020 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 97,925 244,778 1,535 1,433 80,907 202,819 1,746 1,621 Personal (1) 1,821 7,325 1,181 1,126 1,960 6,759 737 698 Vehicles (2) 24,643 59,924 345 301 21,595 44,673 999 918 Mortgage loans (3) 71,461 177,529 9 6 57,352 151,387 10 5 Micro, small and medium companies and corporates (4) 164,059 564,561 21,134 18,317 151,129 444,696 31,582 27,011 Foreign loans Latin America (4) 156,651 303,728 15,465 9,790 161,987 309,489 15,381 9,050 Total 418,635 1,113,067 38,134 29,540 394,023 957,004 48,709 37,682 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loan and lease operations, R$ 271,579 (R$ 271,372 at 12/31/2020) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.111

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total repossessed assets in the period were R$ 101 (R$ 134 from 01/01 to 06/30/2020), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.112

ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR Consolidated ITAÚ UNIBANCO HOLDING It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 06/30/2021, the average total VaR in Historical Simulation was R$ 324 or 0.2% of total stockholders’ equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders’ equity). VaR Total (Historical Simulation) (in millions of Reais) 06/30/2021 (*) 12/31/2020 (*) Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by Risk Factor Group Interest rates 779 425 1,083 974 614 292 1,961 431 Currencies 21 10 37 11 20 9 71 24 Shares 50 20 98 60 23 9 49 30 Commodities 5 1 8 3 2 1 4 1 Effect of diversification (569) (263) Total risk 324 198 507 479 282 166 763 223 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.113

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 06/30/2021 12/31/2020 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years Financial assets 425,700 306,388 166,168 636,326 209,924 1,744,506 478,065 335,803 185,587 568,219 227,397 1,795,071 At amortized cost 354,031 249,094 134,419 335,793 98,746 1,172,083 406,497 251,388 121,432 314,949 125,282 1,219,548 Compulsory deposits in the Central Bank of Brazil 85,313 85,313 83,133 83,133 Interbank deposits 39,559 5,298 5,746 5,548 215 56,366 34,998 5,410 8,178 6,864 187 55,637 Securities purchased under agreements to resell 132,637 30,280 412 4 76 163,409 196,053 43,625 170 10 77 239,935 Securities 2,960 15,672 7,364 88,065 24,586 138,647 9,325 16,907 11,440 55,070 33,997 126,739 Loan and lease operations 93,562 197,844 120,897 242,176 73,869 728,348 82,988 185,446 101,644 253,005 91,021 714,104 At fair value through other comprehensive income 8,655 10,107 6,629 66,241 17,185 108,817 13,357 12,557 6,958 54,452 22,618 109,942 At fair value through profit and loss 63,014 47,187 25,120 234,292 93,993 463,606 58,211 71,858 57,197 198,818 79,497 465,581 Securities 48,951 25,634 19,633 217,625 79,513 391,356 40,577 63,455 48,092 178,565 58,382 389,071 Derivatives 14,063 21,535 5,389 16,626 14,480 72,093 17,634 8,403 9,099 20,253 21,115 76,504 Other financial assets 18 98 41 157 6 6 Financial liabilities 579,918 132,975 92,573 353,424 221,142 1,380,032 624,542 141,647 122,233 452,797 118,616 1,459,835 At amortized cost 566,362 115,720 87,223 335,118 209,693 1,314,116 607,741 134,640 109,560 426,488 101,753 1,380,182 Deposits 370,098 61,571 37,548 197,514 126,770 793,501 370,604 80,456 59,955 277,055 20,940 809,010 Securities sold under repurchase agreements 185,680 1,659 1,419 25,767 20,686 235,211 220,219 3,001 1,962 23,811 24,371 273,364 Interbank market funds 8,526 43,877 39,145 55,823 6,011 153,382 9,542 48,407 36,972 56,482 4,632 156,035 Institutional market funds 1,626 8,114 8,612 54,118 56,226 128,696 6,950 2,247 10,142 67,159 51,810 138,308 Premium bonds plans 432 499 499 1,896 3,326 426 529 529 1,981 3,465 At fair value through profit and loss 13,556 17,255 5,350 18,306 11,449 65,916 16,801 7,007 12,673 26,309 16,863 79,653 Derivatives 13,555 17,243 5,281 18,205 11,381 65,665 16,791 7,002 12,672 26,252 16,788 79,505 Structured notes 1 51 68 120 10 1 57 75 143 Other financial liabilities (*) 12 69 50 131 5 5 Difference assets / liabilities (154,218) 173,413 73,595 282,902 (11,218) 364,474 (146,477) 194,156 63,354 115,422 108,781 335,236 Cumulative difference (154,218) 19,195 92,790 375,692 364,474 (146,477) 47,679 111,033 226,455 335,236 Ratio of cumulative difference to total interest-bearing assets -8.8% 1.1% 5.3% 21.5% 20.9% -8.2% 2.7% 6.2% 12.6% 18.7% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.114

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income Securities. 3. Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: Different scenarios projected for changes in liquidity; Contingency plans for crisis situations; Reports and charts that describe the risk positions; Assessment of funding costs and alternative sources of funding; Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.7% or R$ 373.6 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits -is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.115

06/30/2021 12/31/2020 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 370,098 793,501 370,604 809,010 Demand deposits 136,318 136,318 13.8 134,805 134,805 13.2 Savings deposits 184,228 184,228 18.6 179,470 179,470 17.5 Time deposits 48,400 469,647 47.4 55,778 491,234 48.0 Other 1,152 3,308 0.3 551 3,501 0.4 Funds from acceptances and issuance of securities (1) 3,287 127,625 12.9 1,978 136,638 13.4 Funds from own issue (2) 202 474 0.1 218 1,985 0.2 Subordinated debt 68,999 6.9 6,657 74,916 7.3 Total 373,587 990,599 100.0 379,457 1,022,549 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 266.6 billion and accounted for 71.3% of the short term redeemable obligations, 26.9% of total funding, and 19.9% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 06/30/2021 12/31/2020 Liquidity indicators % % Net assets (1) / customers funds within 30 days (2) 71.3 85.2 Net assets (1) / total customers funds (3) 26.9 31.6 Net assets (1) / total financial assets (4) 19.9 23.4 (1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities -available. Detailed in the table Non discounted future flows – Financial assets. (2) Funding from customers table (Total funding from customers 0-30 days). (3) Funding from customers table (Total funding from customers). (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,337,756 (R$ 1,381,769 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.116

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 06/30/2021 12/31/2020 (1) Over 720 Over 720 Financial assets 0 30 31 365 366 720 Total 0 30 31 365 366 720 Total days days Cash 39,837 39,837 46,224 46,224 Interbank investments 171,034 32,620 3,952 2,091 209,697 234,755 43,276 6,273 1,092 285,396 Securities purchased under agreements to resell – Collateral held (2) 37,695 37,695 44,743 44,743 Securities purchased under agreements to resell – Collateral repledge 93,305 22,113 115,418 150,474 31,561 182,035 Interbank deposits (4) 40,034 10,507 3,952 2,091 56,584 39,538 11,715 6,273 1,092 58,618 Securities 203,196 26,276 49,880 152,579 431,931 239,964 16,348 17,144 101,908 375,364 Government securities available 183,732 381 390 5,653 190,156 226,615 393 379 5,779 233,166 Government securities – under repurchase commitments 166 11,305 39,506 21,892 72,869 93 3,905 6,749 15,132 25,879 Corporate securities available 19,298 13,134 7,659 91,742 131,833 13,256 11,113 8,352 51,927 84,648 Corporate securities – under repurchase commitments 1,456 2,325 33,292 37,073 937 1,664 29,070 31,671 Derivative financial instruments Net position 14,063 26,924 7,573 23,533 72,093 17,634 17,502 6,478 34,890 76,504 Swaps 287 4,634 6,135 22,467 33,523 4,064 2,952 5,117 33,886 46,019 Options 2,185 15,470 824 635 19,114 10,103 8,783 992 540 20,418 Forwards 9,736 1,935 131 11,802 1,323 757 5 2,085 Other derivatives 1,855 4,885 483 431 7,654 2,144 5,010 364 464 7,982 Loan and lease operations (3) 66,398 230,154 125,184 321,390 743,126 60,896 236,173 114,523 317,492 729,084 Other financial assets 3 116 22 16 157 6 6 Total financial assets 494,531 316,090 186,611 499,609 1,496,841 599,473 313,305 144,418 455,382 1,512,578 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 98,217 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 6,714 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A. Brasil, Bolsa, Balcão and in the BACEN. (3) Net of payment to merchants of R$ 73,001 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,148 (R$ 1,623 at 12/31/2020). (4) Includes R$ 33,256 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.117

Undiscounted future flows, except for derivatives which are fair value 06/30/2021 12/31/2020 Over 720 Over 720 Financial liabilities 0 – 30 31 – 365 366 – 720 Total 0 – 30 31 – 365 366 – 720 Total days days Deposits 370,498 101,112 71,302 335,013 877,925 369,957 145,085 36,258 344,261 895,561 Demand deposits 136,318 136,318 134,805 134,805 Savings deposits 184,228 184,228 179,470 179,470 Time deposit 48,730 99,286 71,191 334,858 554,065 53,978 143,446 36,182 343,974 577,580 Interbank deposits 806 1,826 111 155 2,898 1,633 1,639 76 287 3,635 Other deposits 416 416 71 71 Compulsory deposits (43,359) (12,579) (8,484) (33,795) (98,217) (36,337) (16,874) (4,412) (32,436) (90,059) Demand deposits (12,904) (12,904) (6,926) (6,926) Savings deposits (24,249) (24,249) (22,672) (22,672) Time deposit (6,206) (12,579) (8,484) (33,795) (61,064) (6,739) (16,874) (4,412) (32,436) (60,461) Securities sold under repurchase agreements (1) 245,853 5,117 6,699 13,227 270,896 260,846 5,024 5,183 22,591 293,644 Government securities 171,261 2,093 3,930 13,202 190,486 182,848 2,070 2,414 22,564 209,896 Corporate securities 21,741 3,024 2,769 25 27,559 22,056 2,954 2,769 27 27,806 Foreign 52,851 52,851 55,942 55,942 Funds from acceptances and issuance of securities (2) 3,090 40,076 29,246 65,647 138,059 2,391 40,463 35,189 68,573 146,616 Loans and onlending obligations (3) 6,779 69,589 3,871 10,450 90,689 11,891 64,735 6,239 6,388 89,253 Subordinated debt (4) 105 14,336 32,081 37,479 84,001 6,797 8,428 28,994 45,762 89,981 Derivative financial instruments Net position 13,555 22,524 8,329 21,257 65,665 16,791 19,674 6,895 36,145 79,505 Swaps 452 3,871 6,857 20,282 31,462 7,344 3,612 5,573 35,260 51,789 Options 3,374 15,817 692 657 20,540 6,355 12,381 998 528 20,262 Forwards 8,753 1 8,754 892 13 905 Other derivatives 976 2,835 780 318 4,909 2,200 3,668 324 357 6,549 Other financial liabilities 9 80 41 1 131 5 5 Total financial liabilities 596,530 240,255 143,085 449,279 1,429,149 632,336 266,540 114,346 491,284 1,504,506 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 06/30/2021 12/31/2020 Off balance commitments Over 720 Over 720 0 – 30 31 – 365 366 – 720 Total 0 – 30 31 – 365 366 – 720 Total days days Financial Guarantees 1,789 25,995 7,580 42,692 78,056 2,859 24,491 6,428 35,155 68,933 Commitments to be released 135,220 32,093 17,111 167,993 352,417 128,792 27,144 11,776 153,193 320,905 Letters of credit to be released 47,279 47,279 41,477 41,477 Contractual commitments Fixed and Intangible assets (Notes 13 and 14) 13 13 36 36 Total 184,288 58,101 24,691 210,685 477,765 173,128 51,671 18,204 188,348 431,351 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.118

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I – Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. 06/30/2021 12/31/2020 Available capital (amounts) Common Equity Tier 1 124,964 119,960 Tier 1 141,674 137,157 Total capital (PR) 156,561 151,244 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,048,628 1,042,207 Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) 11.9% 11.5% Tier 1 ratio (%) 13.5% 13.2% Total capital ratio (%) 14.9% 14.5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) (*) 1.625% 1.25% Countercyclical buffer requirement (%) 0.0% 0.0% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 2.625% 2.25% (*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%. The Basel Ratio reached 14.9% on June 30, 2021, with an increase of 0.4 percentage point as compared to December 31, 2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends and issues of Tier II Subordinated Notes, partially offset by the exchange variation on Tier I Subordinated Notes and an increase in credit risk weighted assets. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 72,671 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 27,526 (R$ 23,450 at 12/31/2020), generously covered by available capital. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2021, fixed assets ratio reached 18.0% (24.0% at 12/31/2020), showing a surplus of R$ 50,177 (R$ 39,274 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.119

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2021, totaling R$ 44,556. Principal amount Account balance Name of security / currency Issue Maturity Return p.a. (original currency) 06/30/2021 12/31/2020 Subordinated financial bills BRL 6 2011 2021 109.25% to 110.5% of CDI 15 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 5,875 5,484 20 IGPM + 4.63% 44 38 2,333 Total 5,934 5,536 Subordinated euronotes USD 1,000 2010 2021 5.75% 5,360 490 2011 2021 5.75% to 6.20% 2,461 3,805 550 2012 2021 6.20% 2,751 2,858 2,600 2012 2022 5.50% to 5.65% 13,251 13,764 1,851 2012 2023 5.13% 9,317 9,677 7,721 Total 27,780 35,464 Debt instruments eligible as capital USD 740 2019 2029 4.50% 3,720 3,865 493 2021 2031 3.90% 2,476 1,233 Total 6,196 3,865 Debt instruments eligible as capital BRL 50 2019 2028 CDI + 0.72% 53 52 2,280 2029 CDI + 0.75% 2,418 2,379 450 2020 2029 CDI + 2% 462 -112 2020 2030 IPCA + 4.63% 115 1,555 2020 2030 CDI + 2% 1,578 4,447 Total 4,626 2,431 Total 44,536 47,296 II Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD ?????????????? = portion related to exposures to credit risk, calculated using the standardized approach; ???????? = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674; ?????????????? = portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.120

RWA 06/30/2021 12/31/2020 Credit Risk standardized approach 941,021 921,934 Credit risk (excluding counterparty credit risk) 817,765 778,153 Counterparty credit risk (CCR) 43,576 45,674 Of which: standardized approach for counterparty credit risk (SA-CCR) 27,400 27,119 Of which: other CCR 16,176 18,555 Credit valuation adjustment (CVA) 7,222 5,960 Equity investments in funds look-through approach 6,223 4,897 Equity investments in funds mandate-based approach 63 623 Equity investments in funds fall-back approach 794 716 Securitisation exposures standardized approach 1,352 1,506 Amounts below the thresholds for deduction 64,026 84,405 Market Risk 25,581 27,481 Of which: standardized approach (RWAMPAD) 31,976 34,351 Of which: internal models approach (RWAMINT) 22,864 22,362 Operational Risk 82,026 92,792 Total 1,048,628 1,042,207 III – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.121

IV Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.122

II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk. Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Impact in Income and Stockholders’ Equity (1) Sensitivity Test 06/30/2021 12/31/2020 Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 62 1 56 2 5% decrease (66) (2) (59) (2) Risk-free Interest Rates 0.1% increase 113 11 98 10 0.1% decrease (115) (11) (100) (11) Conversion in Income Rates 5% increase (14) (9) 5% decrease 14 9 Claims 5% increase (57) (52) 5% decrease 57 52 (1) Amounts net of tax effects. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.123

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 06/30/2021 01/01 to 06/30/2020 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 399 399 100.0 385 385 100.0 Individual accident 94 94 100.0 104 104 100.0 Credit Life Insurance 426 426 100.0 254 254 100.0 Group life 553 553 100.0 439 439 100.0 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 06/30/2021 12/31/2020 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,305 (3.26) 7,025 (3.11) National Treasury Notes (NTN-B) 5,349 (5.74) 5,215 (5.42) National Treasury Notes (NTN-F) 115 (0.07) 134 (0.08) National Treasury Bills (LTN) 2,411 (0.45) 2,098 (0.31) Corporate securities Indexed to IPCA 302 (0.28) 22 (0.01) Indexed to PRE 27 85 -Indexed to PYG 15 (0.01) Shares 1,271 13 1,320 13 Post-fixed assets 3,372 2,414 Under agreements to resell 2,722 697 -Total 20,889 19,010 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.124

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 06/30/2021 12/31/2020 Liabilities Liabilities Assets Liabilities Liabilities Assets Insurance operations Backing asset amounts (1) DU (2) DU (2) amounts (1) DU (2) DU (2) Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,480 52.5 11.1 2,298 57.8 19.1 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 928 45.9 19.0 838 50.9 27.2 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 18 12.4 10.8 16 16.3 18.3 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 20 155.5 19.1 17 172.6 24.0 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 190.3 10.8 2 204.1 18.3 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 131 7.0 92.7 132 7.0 96.4 Subtotal Subtotal 3,579 3,303 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 93 104.3 78.3 88 109.4 81.3 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 11 15.7 9.9 12 17.4 22.2 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 70 15.7 9.9 68 17.4 22.2 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 24 15.7 9.9 22 17.4 22.2 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 440 15.7 9.9 332 17.4 22.2 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 3,638 104.3 78.5 3,278 109.4 81.4 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 202,187 158.8 55.2 205,670 166.5 56.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 7,254 182.4 77.0 6,268 188.5 80.9 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,539 182.3 77.0 1,304 188.4 80.9 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 650 182.4 77.0 655 188.5 80.9 Subtotal Subtotal 215,906 217,697 Total technical reserves Total backing assets 219,485 221,000 (1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance. (2) DU = Duration in months. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.125

c) Credit Risk I Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 80% (59% at 12/31/2020), Austral Resseguradora S.A. with 11% (20% at 12/31/2020) and Mapfre Re do Brasil Companhia de Resseguros with 9% (21% at 12/31/2020). Private Pension Operations: related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 45%, Austral Resseguradora S.A. with 30% and IRB Brasil Resseguros S.A. with 25% (same percentages (%) observed at 12/31/2020). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 06/30/2021 Financial Assets at Amortized Cost Financial Assets at Fair Financial assets at fair Interbank deposits and securities Value Through Other value through profit or Total Internal rating purchased under agreements to Securities (*) Comprehensive loss resell Income Low 5,739 29,839 204,885 842 241,305 Medium 27 27 High 6 6 Total 5,739 29,839 204,918 842 241,338% 2.4 12.4 84.9 0.3 100.0 (*) Includes Derivatives in the amount of R$ 2,966. 12/31/2020 Financial Assets at Amortized Cost Financial Assets at Fair Financial assets at fair Interbank deposits and securities Value Through Other value through profit or Total Internal rating purchased under agreements to Securities (*) Comprehensive loss resell Income Low 3,517 30,614 205,099 1,194 240,424 Medium 3 3 High Total 3,517 30,614 205,102 1,194 240,427% 1.5 12.7 85.3 0.5 100.0 (*) Includes Derivatives in the amount of R$ 1,336. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.126

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE); iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses; v) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha); vi) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and vii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in June 2021 is R$ 22,288. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 0.9% increase in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed; (d) the allowance for loan losses in the amount of R$ 43,579 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In June 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 221% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.127

a decrease of 9.8% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, a small drop was noted as the portfolio gets back to normal. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and (h) increase in expenses with claims related to COVID-19 of R$ 219 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.128

Note 34 Subsequent event Bidding for payroll management in Minas Gerais On July 16, 2021, ITAÚ UNIBANCO HOLDING won the bidding conducted by the Government of the State of Minas Gerais for the provision of payment services to state civil servants and suppliers of state legal entities, for 5 years, totaling the monthly amount of approximately R$ 4.8 billion. The operation involves 618 thousand civil servants in the state of Minas Gerais, with a payroll loan balance of R$ 7.7 billion, and 6.3 thousand suppliers that are legal entities in the State. The proposal sets forth the payment of R$ 2.4 billion for the Payroll management, which will be registered as intangible assets and the recognition in result will be deferred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 F.129